Annual Report

September 30, 2015

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Fund

Waddell & Reed Advisors Cash Management



CONTENTS
Waddell & Reed Advisors Funds



Henry J. Herrmann, CFA

Dear Shareholder,

As we review the past 12 months, U.S. economic data hasn't been as strong as we had anticipated. While various issues, from harsh winter weather to hard-landing concerns in China, have slowed growth, broad fundamentals and data points remain in expansionary territory. The U.S. economy appears headed in a positive direction.

Growth outside the U.S. has been modest, buoyed by Japan and Europe's very aggressive monetary policies. Toward the end of the fiscal year, China surprised markets and devalued its currency by a little more than 4%. Markets sold off sharply on worries of slower growth and additional currency devaluation. Increased volatility, concerns over slower global growth and deflation fears drove risk-free interest rates sharply lower in developed-market economies.

In the U.S., the Federal Reserve (Fed) remains steadfast in stating interest rates will rise slowly, the timing of which will be data dependent. The strength of the labor market will be closely watched, given weaker job growth in September, as will the level of wage increases.

We believe the economic foundation in the U.S. remains less than robust, so it is our view that the odds of a rate increase by December are no better than even. When the Fed does implement a rate increase, we believe it should be small enough not to disrupt economic growth. The U.S. economy's ability to maintain growth in the face of sluggish global growth is one of the key uncertainties for the months ahead. Improving U.S. jobs, very low inflation and low interest rates create a favorable environment.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	9/30/15	9/30/14
S&P 500 Index	1,920.03	1,972.29
MSCI EAFE Index	1,644.40	1,846.08
10-Year Treasury Yield	2.06%	2.52%
U.S. unemployment rate	5.10%	5.90%
30-year fixed mortgage rate	3.86%	4.20%
Oil price per barrel	$ 45.09	$ 91.16

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2015.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			
	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Bond Fund							
Class A	$1,000	$ 988.40	$ 4.67	$1,000	$1,020.36	$ 4.75	0.94%
Class B**	$1,000	$ 982.00	$11.20	$1,000	$1,013.75	$11.38	2.26%
Class C	$1,000	$ 983.80	$ 9.13	$1,000	$1,015.84	$ 9.27	1.84%
Class Y	$1,000	$ 989.90	$ 3.38	$1,000	$1,021.67	$ 3.44	0.68%
Cash Management							
Class A	$1,000	$1,000.10	$ 1.00	$1,000	$1,024.06	$ 1.01	0.20%
Class B**	$1,000	$1,000.00	$ 1.00	$1,000	$1,024.06	$ 1.01	0.20%
Class C**	$1,000	$1,000.00	$ 1.00	$1,000	$1,024.06	$ 1.01	0.20%
Global Bond Fund							
Class A	$1,000	$ 964.30	$ 5.70	$1,000	$1,019.27	$ 5.86	1.16%
Class B**	$1,000	$ 955.10	$12.41	$1,000	$1,012.38	$12.78	2.53%
Class C	$1,000	$ 957.10	$10.08	$1,000	$1,014.74	$10.38	2.06%
Class Y	$1,000	$ 966.10	$ 3.93	$1,000	$1,021.05	$ 4.04	0.80%

See footnotes on page 5.

Waddell & Reed Advisors Funds (UNAUDITED)

	Actual(1)			Hypothetical(2)			
Fund	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	Beginning Account Value 3-31-15	Ending Account Value 9-30-15	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Government Securities Fund							
Class A	$1,000	$ 998.60	$ 5.00	$1,000	$1,020.05	$ 5.05	1.00%
Class B**	$1,000	$ 992.60	$10.96	$1,000	$1,014.02	$11.08	2.20%
Class C	$1,000	$ 994.50	$ 9.07	$1,000	$1,015.95	$ 9.17	1.82%
Class Y	$1,000	$1,000.00	$ 3.50	$1,000	$1,021.58	$ 3.54	0.70%
High Income Fund							
Class A	$1,000	$ 955.40	$ 4.89	$1,000	$1,020.09	$ 5.05	0.99%
Class B**	$1,000	$ 949.80	$10.63	$1,000	$1,014.16	$10.98	2.17%
Class C	$1,000	$ 951.70	$ 8.69	$1,000	$1,016.15	$ 8.97	1.78%
Class Y	$1,000	$ 956.70	$ 3.62	$1,000	$1,021.41	$ 3.74	0.73%
Municipal Bond Fund							
Class A	$1,000	$1,001.70	$ 4.30	$1,000	$1,020.81	$ 4.34	0.85%
Class B**	$1,000	$ 998.40	$ 8.89	$1,000	$1,016.14	$ 8.97	1.78%
Class C	$1,000	$ 998.60	$ 8.59	$1,000	$1,016.45	$ 8.67	1.72%
Municipal High Income Fund							
Class A	$1,000	$1,007.30	$ 4.32	$1,000	$1,020.75	$ 4.34	0.86%
Class B**	$1,000	$1,002.40	$ 9.21	$1,000	$1,015.87	$ 9.27	1.83%
Class C	$1,000	$1,003.10	$ 8.51	$1,000	$1,016.59	$ 8.57	1.69%

**Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2015, and divided by 365.*

***These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.



Susan K. Regan

Effective October 2015, Rick Perry became portfolio manager of Waddell & Reed Advisors Bond Fund. Below, Susan K. Regan, portfolio manager of Waddell & Reed Advisors Bond Fund until October 2015, discusses positioning, performance and results for the fiscal year ended September 30, 2015. Ms. Regan has managed the Fund since 2014 and has 28 years industry experience. Mark J. Otterstrom, CFA, served as a co-portfolio manager on the Fund until his retirement in April 2015.

Fiscal Year Performance

For the 12 months ended September 30, 2015	
Bond Fund (Class A shares at net asset value)	1.66%
Bond Fund (Class A shares including sales charges)	−4.23%
Benchmark(s) and/or Lipper Category	
Barclays U.S. Aggregate Bond Index	2.94%
(reflects the performance of securities generally representing the bond market)	
Lipper Corporate Debt Funds A-Rated Universe Average	1.59%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The Fund started the fiscal year with a very defensive position relative to duration (interest rate sensitivity). In October 2014, we moved the Fund to a more neutral position, within a 10% range of the Fund benchmark's duration and started adding longer-maturity bonds in November 2014. The uncertainty about when the Federal Reserve (Fed) would or could raise rates caused us to take the neutral stance. Although we increased exposure to the long-end of the yield curve, we remained underweight longer-maturity bonds relative to the benchmark, preferring not to have a large exposure to that volatile part of the curve.

We maintained that neutral duration stance for two quarters, until June 2015 when we shortened duration while interest rates were rising and there appeared to be a general belief that a rate hike was on the horizon. We held that position through the September 2015 Fed meeting. We felt the likelihood of a rate hike was strong, but the Fed chose not to raise rates primarily because of the volatility in U.S. and abroad due to slower growth in China. The week following the Fed's meeting, Fed Chair Janet Yellen stated she believed a rate hike would occur still in 2015. We moved duration back to neutral amid the uncertainty.

While moving to a neutral duration and starting to add long bonds in late calendar 2014 were decisions that improved performance, we did not move quickly enough to outperform the benchmark. We did, however, outperform our Lipper universe peer group for the fiscal year. Our underweight in energy-related credit was a definite contributor to performance as that sector continues to suffer. We increased our U.S. Treasury holdings over the course of the year. We reduced our corporate industrial bond exposure and added to our corporate financial exposure, believing the financial sector will benefit in an eventual higher-interest-rate environment.

Looking Ahead

The U.S. economy continued to grow with calendar second quarter gross domestic product (GDP) growth at 3.9% and third quarter growth expected to be 1.50% to 2.00%. The unemployment rate at 5.1% is very close to full employment, as judged by the Fed, and the underemployment rate has been in steady decline and is at its cycle low of 10%. Inflation is tame, around 1.5%, while the target is 2%.

The energy sector continues to be a concern, as oil has seemingly found a new price level around $45 per barrel. We believe that many energy companies will have trouble being profitable at this level, and a shakeout in the industry could occur if oil stays near these levels for long.

It is hard to say when the Fed will be comfortable enough with the markets and the global economic environment to actually make the first move toward higher rates. It could be as early as December 2015, but things could change and keep them on hold for longer. We feel that keeping duration close to neutral is the prudent thing to do, given all the uncertainty. Members of the Fed have said they wish to raise rates very gradually once they start the hiking cycle, believing this would be far less disruptive to markets than large or frequent increases.

Investment-grade credit spreads have been widening as the supply of corporate bonds continues to grow and demand is struggling to keep pace. Leverage has been increasing as companies rush to issue bonds to fund mergers and acquisitions, engage in stock repurchases and raise dividends. We will look for opportunities to reduce the Fund's overall credit exposure over the next months and years.

Higher interest rates will someday increase the appeal of mortgage-backed securities and would provide opportunities for increasing exposure to these securities and if we believe we are being fairly compensated for the extension risk inherent in many of the securities in the asset class, we will consider deploying cash opportunistically.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Bond Fund.

Asset Allocation

Bonds	**95.1%**
Corporate Debt Securities	68.8%
United States Government and Government Agency Obligations	24.2%
Municipal Bonds—Taxable	1.1%
Other Government Securities	1.0%
Mortgage-Backed Securities	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.9%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	25/46	54
3 Year	36/40	88
5 Year	33/37	87
10 Year	24/30	78

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Quality Weightings

Investment Grade	**86.6%**
AAA	0.7%
AA	28.9%
A	27.5%
BBB	29.5%
Non-Investment Grade	**8.5%**
BB	4.9%
Below CCC	0.0%
Non-rated	3.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Bond Fund



| | Bond Fund, Class A Shares[1] | $13,530 |
| | Barclays U.S. Aggregate Bond Index | $15,734 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 9-30-15	-4.23%	-3.76%	0.56%	1.80%
5-year period ended 9-30-15	1.18%	0.90%	1.42%	2.68%
10-year period ended 9-30-15	3.07%	2.81%	2.75%	4.01%

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3) *Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Bond Fund *(in thousands)* SEPTEMBER 30, 2015

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Apparel Retail – 1.1%		
Limited Brands, Inc.:		
8.500%, 6–15–19	$ 3,000	$ 3,503
7.000%, 5–1–20	7,676	8,664
5.625%, 2–15–22	1,710	1,808
		13,975
Apparel, Accessories & Luxury Goods – 0.7%		
Hanesbrands, Inc., 6.375%, 12–15–20	7,758	8,029
Auto Parts & Equipment – 0.4%		
BorgWarner, Inc., 3.375%, 3–15–25	5,000	4,898
Automobile Manufacturers – 0.3%		
General Motors Co., 5.000%, 4–1–35	4,000	3,707
Automotive Retail – 0.6%		
AutoZone, Inc., 1.300%, 1–13–17	7,500	7,510
Cable & Satellite – 2.1%		
Comcast Cable Communications, Inc., 8.500%, 5–1–27	5,250	7,190
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.:		
5.000%, 3–1–21	6,750	7,358
3.800%, 3–15–22	2,881	2,900
3.950%, 1–15–25	3,365	3,299
Time Warner Cable, Inc., 5.850%, 5–1–17	5,035	5,329
		26,076
Department Stores – 0.6%		
May Department Stores Co. (The), 7.450%, 10–15–16	6,600	7,015
Education Services – 0.3%		
Trustees of Princeton University (The), 4.950%, 3–1–19	3,000	3,323
General Merchandise Stores – 0.9%		
Dollar General Corp., 3.250%, 4–15–23	12,000	11,439
Home Improvement Retail – 1.3%		
Home Depot, Inc. (The), 4.400%, 4–1–21	14,135	15,614
Homebuilding – 0.5%		
Toll Brothers Finance Corp., 4.375%, 4–15–23	6,445	6,332
Household Appliances – 0.2%		
Controladora Mabe S.A. de C.V., 6.500%, 12–15–15 (A)	2,000	2,000

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Internet Retail – 1.4%		
Amazon.com, Inc., 4.800%, 12–5–34	$16,470	$ 16,932
Restaurants – 0.6%		
McDonald's Corp., 5.350%, 3–1–18	6,700	7,301
Total Consumer Discretionary – 11.0%		**134,151**
Consumer Staples		
Brewers – 0.6%		
Anheuser-Busch InBev Worldwide, Inc., 1.375%, 7–15–17	8,046	8,044
Drug Retail – 0.4%		
CVS Health Corp., 2.800%, 7–20–20	4,450	4,521
Food Retail – 0.1%		
Kroger Co. (The), 6.400%, 8–15–17	1,080	1,176
Household Products – 1.1%		
Procter & Gamble Co. (The), 8.000%, 9–1–24	10,000	13,690
Packaged Foods & Meats – 1.4%		
General Mills, Inc., 1.400%, 10–20–17	8,800	8,803
Tyson Foods, Inc. (GTD by Tyson Fresh Meats, Inc.), 2.650%, 8–15–19	7,765	7,824
		16,627
Total Consumer Staples – 3.6%		**44,058**
Energy		
Oil & Gas Equipment & Services – 1.6%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), 6.500%, 1–31–19	5,000	5,608
Halliburton Co.:		
6.150%, 9–15–19	7,000	7,980
6.750%, 2–1–27	4,950	5,999
		19,587
Oil & Gas Exploration & Production – 2.3%		
BP Capital Markets plc, 1.674%, 2–13–18	10,500	10,512
ConocoPhillips Co. (GTD by ConocoPhillips), 4.150%, 11–15–34	4,650	4,416
EQT Corp.:		
8.125%, 6–1–19	8,081	9,495
4.875%, 11–15–21	3,000	3,055
		27,478

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation – 1.3%		
Copano Energy LLC and Copano Energy Finance Corp., 7.125%, 4–1–21	$ 1,789	$ 1,867
El Paso Corp., 7.000%, 6–15–17	3,000	3,198
Plains All American Pipeline L.P. and PAA Finance Corp., 3.600%, 11–1–24	4,469	4,184
Tennessee Gas Pipeline Co., 7.000%, 3–15–27	6,000	6,631
		15,880
Total Energy – 5.2%		**62,945**
Financials		
Asset Management & Custody Banks – 1.0%		
Ares Capital Corp., 3.875%, 1–15–20	11,635	11,981
Consumer Finance – 3.1%		
Capital One N.A., 2.400%, 9–5–19	12,000	11,922
Discover Financial Services, 3.950%, 11–6–24	11,900	11,716
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.), 3.500%, 7–10–19	3,400	3,435
Western Union Co. (The), 3.650%, 8–22–18	10,000	10,331
		37,404
Diversified Banks – 3.2%		
Bank of America Corp., 5.650%, 5–1–18	8,000	8,726
Bank of Nova Scotia (The), 1.250%, 4–11–17	9,920	9,916
U.S. Bank N.A., 1.350%, 1–26–18	8,000	8,002
Wachovia Corp., 5.750%, 6–15–17	12,000	12,895
		39,539
Health Care REITs – 0.5%		
Health Care REIT, Inc., 4.000%, 6–1–25	5,700	5,701
Investment Banking & Brokerage – 2.7%		
Goldman Sachs Group, Inc. (The), 7.500%, 2–15–19	12,000	14,026
Merrill Lynch & Co., Inc., 6.400%, 8–28–17	5,969	6,478
Morgan Stanley:		
5.950%, 12–28–17	8,000	8,718
3.700%, 10–23–24	4,000	4,021
		33,243

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Life & Health Insurance – 2.0%		
Aflac, Inc.,		
3.625%, 11–15–24	$ 9,250	$ 9,431
MetLife, Inc.,		
6.817%, 8–15–18	13,000	14,811
		24,242
Other Diversified Financial Services – 4.7%		
Citigroup, Inc.:		
1.300%, 11–15–16	7,000	7,015
2.550%, 4–8–19	4,670	4,713
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	11,430	12,219
JPMorgan Chase & Co.,		
6.000%, 1–15–18	12,000	13,113
TIAA Asset Management Finance Co. LLC,		
4.125%, 11–1–24 (A) . .	9,600	9,790
USAA Capital Corp.,		
2.450%, 8–1–20 (A) . . .	10,030	10,197
		57,047
Regional Banks – 1.1%		
PNC Bank N.A.:		
1.500%, 2–23–18	8,500	8,482
3.300%, 10–30–24	5,500	5,492
		13,974
Specialized REITs – 0.9%		
Aircastle Ltd.,		
5.500%, 2–15–22	8,409	8,493
Crown Castle International Corp.,		
5.250%, 1–15–23	2,844	3,008
		11,501
Total Financials – 19.2%		**234,632**
Health Care		
Biotechnology – 1.0%		
Amgen, Inc.:		
1.250%, 5–22–17	6,000	5,988
6.150%, 6–1–18	2,911	3,245
5.700%, 2–1–19	2,000	2,222
		11,455
Health Care Services – 0.8%		
Medco Health Solutions, Inc.,		
7.125%, 3–15–18	9,000	10,099
Health Care Supplies – 1.0%		
Medtronic, Inc.,		
4.375%, 3–15–35	12,060	12,197
Pharmaceuticals – 2.1%		
AbbVie, Inc.,		
4.500%, 5–14–35	8,100	7,702
Actavis Funding SCS (GTD by Warner Chilcott Ltd., Actavis Capital S.a.r.l. and Actavis, Inc.),		
2.350%, 3–12–18	5,100	5,120

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Pharmaceuticals (Continued)		
Mylan, Inc.,		
1.350%, 11–29–16	$13,194	$13,101
		25,923
Total Health Care – 4.9%		**59,674**
Industrials		
Aerospace & Defense – 1.7%		
BAE Systems Finance, Inc.,		
7.500%, 7–1–27 (A)	2,600	3,488
BAE Systems Holdings, Inc.,		
3.800%, 10–7–24 (A) . . .	5,000	5,062
BAE Systems plc,		
3.500%, 10–11–16 (A) . .	6,809	6,972
Honeywell International, Inc.,		
5.000%, 2–15–19	5,000	5,552
		21,074
Airlines – 0.4%		
Southwest Airlines Co.,		
5.125%, 3–1–17	4,720	4,964
Construction Machinery & Heavy Trucks – 1.2%		
Joy Global, Inc.,		
6.000%, 11–15–16	14,350	14,780
Electrical Components & Equipment – 0.8%		
WESCO Distribution, Inc.,		
5.375%, 12–15–21	10,352	9,899
Environmental & Facilities Services – 2.0%		
Republic Services, Inc.,		
3.800%, 5–15–18	4,000	4,198
Waste Management, Inc.:		
6.100%, 3–15–18	8,000	8,818
7.100%, 8–1–26	8,460	11,083
		24,099
Industrial Conglomerates – 1.0%		
General Electric Capital Corp.:		
5.625%, 9–15–17	6,000	6,521
6.000%, 8–7–19	5,000	5,783
		12,304
Railroads – 0.2%		
Burlington Northern Santa Fe LLC,		
3.400%, 9–1–24	2,275	2,279
Trading Companies & Distributors – 0.7%		
HD Supply, Inc.,		
5.250%, 12–15–21 (A) . .	8,247	8,288

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Trucking – 0.3%		
Penske Truck Leasing Co. L.P.,		
2.875%, 7–17–18 (A) . .	$ 3,000	$ 3,047
Total Industrials – 8.3%		**100,734**
Information Technology		
Communications Equipment – 0.4%		
QUALCOMM, Inc.,		
2.250%, 5–20–20	4,365	4,354
Data Processing & Outsourced Services – 1.4%		
Alliance Data Systems Corp.:		
5.250%, 12–1–17 (A) . .	8,428	8,554
6.375%, 4–1–20 (A) . . .	5,685	5,785
5.375%, 8–1–22 (A) . . .	2,884	2,812
		17,151
Electronic Equipment & Instruments – 1.0%		
Xerox Corp.,		
6.350%, 5–15–18	11,550	12,710
Electronic Manufacturing Services – 1.3%		
Jabil Circuit, Inc.:		
8.250%, 3–15–18	9,350	10,449
5.625%, 12–15–20	5,480	5,740
		16,189
Internet Software & Services – 0.6%		
Alibaba Group Holding Ltd.,		
3.600%, 11–28–24 (A) . .	8,380	7,828
Semiconductors – 0.3%		
Intel Corp.,		
3.100%, 7–29–22	4,000	4,070
Systems Software – 2.1%		
CA, Inc.,		
5.375%, 12–1–19	8,695	9,521
Oracle Corp.,		
3.900%, 5–15–35	16,750	15,900
		25,421
Technology Hardware, Storage & Peripherals – 1.3%		
Apple, Inc.,		
2.500%, 2–9–25	16,000	15,204
Total Information Technology – 8.4%		**102,927**
Materials		
Diversified Metals & Mining – 0.5%		
Glencore Funding LLC,		
3.125%, 4–29–19 (A) . .	8,080	6,787

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Specialty Chemicals – 1.7%		
Lubrizol Corp. (The),		
8.875%, 2–1–19	$10,285	$ 12,579
Methanex Corp.,		
5.250%, 3–1–22	7,500	7,988
		20,567
Total Materials – 2.2%		**27,354**
Telecommunication Services		
Integrated Telecommunication Services – 1.4%		
Verizon Communications, Inc.,		
5.150%, 9–15–23	16,000	17,652
Wireless Telecommunication Service – 1.8%		
American Tower Corp.,		
5.900%, 11–1–21	14,000	15,851
Crown Castle Towers LLC:		
3.222%, 5–15–22 (A) . .	2,000	1,950
3.663%, 5–15–25 (A) . .	4,000	3,899
		21,700
Total Telecommunication Services – 3.2%		**39,352**
Utilities		
Electric Utilities – 0.6%		
Kansas City Power & Light Co.,		
6.375%, 3–1–18	6,500	7,231
Multi-Utilities – 1.9%		
Duke Energy Carolinas LLC:		
4.300%, 6–15–20	3,250	3,570
3.750%, 6–1–45	12,000	11,364
Duke Energy Indiana, Inc.,		
3.750%, 7–15–20	2,239	2,394
NorthWestern Corp.,		
6.340%, 4–1–19	5,600	6,377
		23,705
Water Utilities – 0.3%		
California Water Service Co.,		
5.875%, 5–1–19	3,000	3,399
Total Utilities – 2.8%		**34,335**
TOTAL CORPORATE DEBT SECURITIES – 68.8%		**$840,162**

(Cost: $825,606)

MORTGAGE-BACKED SECURITIES

	Principal	Value
Non-Agency REMIC/CMO – 0.0%		
MASTR Adjustable Rate Mortgage Trust 2005-1,		
2.576%, 3–25–35 (B) . .	3,895	388

MORTGAGE-BACKED SECURITIES (Continued)

	Principal	Value
Non-Agency REMIC/CMO (Continued)		
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1,		
2.536%, 2–25–34 (B) . . .	$1,122	$ 71
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-3AC,		
2.443%, 3–25–34 (B) . . .	1,546	79
		538
TOTAL MORTGAGE-BACKED SECURITIES – 0.0%		$ 538

(Cost: $6,563)

MUNICIPAL BONDS – TAXABLE

	Principal	Value
Massachusetts – 0.4%		
MA Hlth and Edu Fac Auth, Rev Bonds, Harvard Univ Issue, Ser 2008C,		
5.260%, 10–1–18	3,985	4,454
New York – 0.4%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009,		
11.000%, 3–1–29 (A) . . .	4,032	5,441
Pennsylvania – 0.3%		
Cmnwlth of PA, GO Bonds, Third Ser B of 2010 (Federally Taxable - Build America Bonds),		
4.750%, 7–15–22	3,075	3,432
TOTAL MUNICIPAL BONDS – TAXABLE – 1.1%		**$13,327**

(Cost: $11,393)

OTHER GOVERNMENT SECURITIES (C)

	Principal	Value
Canada – 1.0%		
Province de Quebec,		
7.140%, 2–27–26	9,365	12,585
TOTAL OTHER GOVERNMENT SECURITIES – 1.0%		**$12,585**

(Cost: $9,588)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 0.7%		
Federal Farm Credit Bank,		
4.600%, 1–29–20	7,500	8,485

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations – 11.6%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.000%, 5–15–23	$ 1,502	$ 1,627
4.500%, 5–15–32	866	876
4.000%, 10–15–35	3,004	3,128
3.000%, 10–15–36	12,255	12,641
4.000%, 11–15–36	2,089	2,202
4.500%, 8–15–39	2,706	2,837
5.045%, 7–25–44 (A)(B)	10,300	10,946
4.497%, 12–25–44 (A)(B)	4,000	4,303
3.782%, 10–25–45 (A)(B)	8,000	8,254
3.623%,E 11–25–45 (A)(B)	3,180	3,176
4.751%, 11–25–46 (A)(B)	8,250	8,985
4.436%, 7–25–48 (A)(B)	8,650	9,066
4.570%, 12–25–48 (A)(B)	4,000	4,271
Federal National Mortgage Association Agency REMIC/CMO:		
2.564%, 2–1–23	3,231	3,298
2.354%, 3–1–23	3,847	3,890
2.390%, 6–1–25	3,338	3,433
3.500%, 8–25–33	632	661
5.500%, 11–25–36 (D)	3,188	584
2.000%, 4–25–39	11,199	11,082
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
3.850%, 3–1–18	4,770	5,083
4.950%, 4–1–19	1,853	2,054
5.500%, 10–1–21	2,338	2,516
5.500%, 11–1–22	780	832
3.000%, 9–1–28	9,771	10,167
4.000%, 12–1–31	7,499	8,085
5.500%, 2–1–35	1,740	1,978
Government National Mortgage Association Agency REMIC/CMO:		
2.500%, 7–20–40	5,710	5,737
2.000%, 3–16–42	10,002	9,893
		141,605
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 12.3%		**$150,090**

(Cost: $150,394)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 11.9%		
U.S. Treasury Bonds,		
3.000%, 11–15–44	32,389	33,099

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)

Treasury Obligations (Continued)	Principal	Value
U.S. Treasury Notes:		
3.125%, 1–31–17	$25,000	$ 25,878
2.750%, 2–28–18	25,000	26,177
1.750%, 5–15–22	15,000	15,029
1.625%, 11–15–22	15,000	14,858
2.000%, 8–15–25	31,081	30,931
		145,972

TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 11.9% $145,972

(Cost: $148,455)

SHORT-TERM SECURITIES

Commercial Paper (E) – 4.0%

Air Products and Chemicals, Inc., 0.170%, 10–1–15	5,882	5,882

SHORT-TERM SECURITIES (Continued)

Commercial Paper (E) (Continued)

	Principal	Value
Baxter International, Inc., 0.260%, 10–21–15	$5,000	$ 4,999
Becton Dickinson & Co., 0.290%, 11–3–15	8,000	7,998
Bemis Co., Inc., 0.250%, 10–14–15	5,000	4,999
DTE Electric Co., 0.290%, 10–2–15	3,000	3,000
Ecolab, Inc., 0.320%, 10–2–15	7,579	7,579
EMC Corp., 0.190%, 10–7–15	5,000	5,000
Mondelez International, Inc., 0.260%, 10–21–15	5,000	4,999
Northern Illinois Gas Co., 0.310%, 10–7–15	4,000	4,000
		48,456

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (F)	$1,109	$ 1,109
TOTAL SHORT-TERM SECURITIES – 4.1%		$ 49,565

(Cost: $49,563)

TOTAL INVESTMENT SECURITIES – 99.2% $1,212,239

(Cost: $1,201,562)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8% 9,190

NET ASSETS – 100.0% $1,221,429

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2015 the total value of these securities amounted to $140,901 or 11.5% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015.

(C) Other Government Securities include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(D) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(E) Rate shown is the yield to maturity at September 30, 2015.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 840,162	$ —
Mortgage-Backed Securities	—	538	—
Municipal Bonds	—	13,327	—
Other Government Securities	—	12,585	—
United States Government Agency Obligations	—	150,090	—
United States Government Obligations	—	145,972	—
Short-Term Securities	—	49,565	—
Total	$ —	$ 1,212,239	$ —

During the year ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.



Mira Stevovich

Below, Mira Stevovich, CFA, portfolio manager of Waddell & Reed Advisors Cash Management, discusses positioning, performance and results for the fiscal year ended September 30, 2015. She has managed the Fund for 17 years and has 29 years of industry experience.

The Fund's fiscal year ended with short-term interest rates at the same low levels as at the beginning of the year. The Federal Reserve (Fed) continued to maintain a policy that provided liquidity to the economy. During the fiscal year, the money markets continued to be affected by low rates, as well as regulatory changes in the banking sector. The economy showed signs of improvement, and although there was some anticipation that the Fed would increase short-term rates by 0.25% at its September 2015 board meeting, the low rate of inflation and economic deterioration in other parts of the world allowed for the continuation of an ultra-low federal funds target rate.

Lower rates, higher-quality bias

The fiscal year started with the federal funds rate at between 0 and 0.25%, where it remained at fiscal year-end. As the Fund's fiscal year began, the Fed was concluding purchases of U.S. Treasuries as part of its quantitative easing program, which concluded by the end of October. Although the end of the program removed a source of additional liquidity from the economy, it was not followed by an increase in short-term interest rates initially.

The Fed has tested reverse repo programs that may be integral to managing the federal funds rate once the Fed begins increasing short-term rates. These programs have helped the short-term market manage liquidity, and provided the Fed with data. It remains uncertain when there will be a change made to short-term rates. As a result, we will continue to manage the Fund in a fashion based on the current interest rate environment, closely monitoring any potential rate changes, and adjusting investments accordingly.

The drastically low rates of interest during the fiscal year restrained the performance of the Fund and rates on money market investments, in general. The Securities and Exchange Commission (SEC) regulation requiring that at least 30% of the Fund's holdings mature in five business days or less also affected the Fund return, because very short maturities tend to carry the lowest interest rates.

New banking regulations, which make short-term borrowing by banks less attractive, are also depressing rates on the shortest maturities. This has reduced the supply of securities in the short maturity range, adding downward pressure on rates. Within the confines of the Fund's liquidity and maturity requirements, we sought to maintain yield by purchasing longer-dated securities when credit spreads were wide. We also invested in floating rate notes based on the one- or three-month London Interbank Offered Rate (LIBOR). These notes carry an attractive rate of investment, while allowing us to maintain a modest "weighted average maturity" (WAM) of the Fund. The three-month LIBOR rate began the fiscal year at 0.23260% and has moved gradually upwards to end the fiscal year higher at 0.32400%. The one-month LIBOR rate began the fiscal year at 0.15200% and ended the year higher at 0.19400%.

Credit quality remained an important factor in the management and performance of the Fund. We are cautious in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher-quality bias can hold down yield.

Staying the course

This past year, we have emphasized investments of the highest credit quality from many industries and sectors, and we intend to continue to do so going forward. We remain very selective of our investments. Corporate debt was used as an alternative investment when possible. We anticipate that we will continue to use floating-rate securities in the coming fiscal year, pending future developments in the money markets. We intend to include U.S. Treasury and government agency securities, as necessary.

We are managing the Portfolio to comply with SEC regulations of money market funds, which were introduced in 2010. The SEC added these regulations in an effort to provide money market investors with greater protection and more timely information about the fund in which they invest. To this end, we are maintaining daily and weekly liquidity levels according to the regulations, to provide for the liquidity needs of our shareholders and investing for diversification. We will continue to manage the Fund in a prudent manner and in accordance with SEC regulations.

Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Asset Allocation

Corporate Obligations	**70.4%**
Commercial Paper	36.8%
Notes	18.8%
Certificate Of Deposit	13.4%
Master Note	1.4%
Municipal Obligations	**22.9%**
United States Government and Government Agency Obligations	**7.4%**
Cash and Other Assets (Net of Liabilities)	**-0.7%**

Lipper Rankings

Category: Lipper Money Market Funds	Rank	Percentile
1 Year	28/201	14
3 Year	25/198	13
5 Year	30/193	16
10 Year	48/164	30

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Cash Management *(in thousands)* SEPTEMBER 30, 2015

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile:		
0.380%, 10–6–15 (A)	$ 5,000	$ 5,000
0.210%, 10–19–15	8,000	8,000
0.400%, 10–24–15 (A)	15,000	15,000
0.400%, 10–26–15 (A)	18,800	18,800
0.400%, 10–27–15 (A)	19,000	19,000
Bank of Nova Scotia (The), 0.390%, 10–16–15 (A)	20,000	20,000
BMO Harris Bank N.A.:		
0.330%, 10–5–15 (A)	24,000	24,000
0.410%, 10–10–15 (A)	22,400	22,400
0.330%, 10–14–15 (A)	16,600	16,600
Toyota Motor Credit Corp., 0.300%, 10–20–15 (A)	33,300	33,300
Total Certificate Of Deposit – 13.4%		**182,100**
Commercial Paper (B)		
Air Products and Chemicals, Inc., 0.160%, 10–19–15	10,000	9,999
Corporacion Andina de Fomento, 0.180%, 11–24–15	12,000	11,997
Danaher Corp., 0.170%, 10–1–15	5,000	5,000
E.I. du Pont de Nemours and Co., 0.160%, 10–14–15	14,000	13,999
EMC Corp.:		
0.190%, 10–7–15	10,000	10,000
0.190%, 10–26–15	13,000	12,998
0.240%, 11–3–15	3,200	3,199
0.210%, 11–24–15	25,000	24,990
Emerson Electric Co., 0.150%, 10–8–15	9,000	9,000
Essilor International S.A.:		
0.180%, 10–1–15	21,000	21,000
0.170%, 10–5–15	25,000	24,999
Federal Home Loan Bank, 0.110%, 12–8–15	5,500	5,498
J.M. Smucker Co. (The), 0.280%, 10–1–15	6,830	6,830
John Deere Canada ULC (GTD by Deere & Co.), 0.150%, 10–5–15	10,000	10,000
L Air Liquide S.A.:		
0.170%, 10–1–15	21,800	21,800
0.160%, 10–21–15	9,000	8,999
Microsoft Corp., 0.160%, 11–18–15	16,500	16,497
Mondelez International, Inc., 0.260%, 10–1–15	4,000	4,000

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
National Oilwell Varco, Inc.:		
0.200%, 10–6–15	$19,000	$ 18,999
0.240%, 10–7–15	5,000	5,000
0.150%, 10–14–15	14,000	13,999
0.310%, 10–28–15	22,000	21,995
Northern Illinois Gas Co.:		
0.220%, 10–1–15	19,400	19,400
0.310%, 10–6–15	14,300	14,299
0.310%, 10–7–15	2,000	2,000
0.310%, 10–9–15	12,800	12,799
0.290%, 10–13–15	19,250	19,248
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia), 0.250%, 10–30–15	39,700	39,692
River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia), 0.220%, 10–15–15	9,400	9,399
River Fuel Trust #1 (GTD by Bank of Nova Scotia):		
0.180%, 10–7–15	12,650	12,650
0.210%, 10–30–15	6,943	6,942
St. Jude Medical, Inc.:		
0.240%, 10–26–15	13,700	13,696
0.460%, 12–4–15	16,000	15,987
The Regents of the Univ of CA, Commercial Paper Notes, Ser B (Taxable), 0.190%, 11–19–15	7,500	7,498
Wisconsin Electric Power Co.:		
0.290%, 10–1–15	10,948	10,948
0.290%, 10–6–15	34,000	33,999
Total Commercial Paper – 36.8%		**499,355**
Master Note		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (A)	18,590	18,590
Total Master Note – 1.4%		**18,590**
Notes		
American Honda Finance Corp.:		
0.280%, 10–7–15 (A)	26,000	26,000
0.310%, 10–15–15 (A)	11,100	11,100
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 0.800%, 1–15–16	9,700	9,708
Bank of Nova Scotia (The):		
0.300%, 10–5–15 (A)	18,000	18,000
0.810%, 10–17–15 (A)	8,500	8,528
0.550%, 12–27–15 (A)	7,100	7,105
General Electric Capital Corp.:		
0.470%, 10–6–15 (A)	10,930	10,930
0.880%, 10–8–15 (A)	2,400	2,404
0.480%, 10–9–15 (A)	15,700	15,707
1.111%, 11–8–15 (A)	1,000	1,003

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
0.930%, 12–11–15 (A)	$11,254	$ 11,266
JPMorgan Chase & Co., 0.490%, 12–7–15 (A)	21,700	21,700
John Deere Capital Corp., 0.450%, 12–10–15 (A)	6,600	6,602
JPMorgan Chase Bank N.A.:		
0.460%, 10–22–15 (A)	9,100	9,100
0.340%, 10–23–15 (A)	14,000	14,000
NIKE, Inc., 5.150%, 10–15–15	1,320	1,322
PepsiCo, Inc., 0.540%, 11–28–15 (A)	5,487	5,491
Rabobank Nederland, 0.360%, 12–1–15 (A)	9,000	9,000
Toyota Motor Credit Corp., 0.300%, 10–14–15 (A)	16,000	16,000
Wells Fargo & Co., 0.490%, 10–28–15 (A)	3,750	3,750
Wells Fargo Bank N.A.:		
0.380%, 10–20–15 (A)	15,900	15,900
0.420%, 10–20–15 (A)	10,000	10,000
0.450%, 12–10–15 (A)	10,000	10,000
0.460%, 12–15–15 (A)	10,200	10,200
Total Notes – 18.8%		**254,816**
TOTAL CORPORATE OBLIGATIONS – 70.4%		**$954,861**
(Cost: $954,861)		

MUNICIPAL OBLIGATIONS	Principal	Value
California – 3.5%		
CA GO Bonds, Ser 2005A3 (GTD by Bank of America N.A.), 0.010%, 10–7–15 (A)	8,430	8,430
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co.), Ser C (GTD by JPMorgan Chase Bank N.A.), 0.010%, 10–1–15 (A)	2,500	2,500
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by U.S. Government), 0.030%, 10–7–15 (A)	12,500	12,500

Cash Management *(in thousands)* SEPTEMBER 30, 2015

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by U.S. Government), 0.030%, 10–7–15 (A)	$ 7,585	$ 7,585
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2014C-C (GTD by U.S. Bank N.A.), 0.010%, 10–1–15 (A)	2,000	2,000
San Francisco City and Cnty, Pub Util Comnty Water Rev, Series A1T (Taxable), (GTD by Royal Bank of Canada), 0.220%, 10–19–15	9,390	9,390
San Francisco City and Cnty, Pub Util Comnty Water Rev, Series A1T (Taxable), (GTD by Royal Bank ofCanada), 0.160%, 11–17–15	3,500	3,500
		45,905
Colorado – 1.6%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.040%, 10–7–15 (A)	10,025	10,025
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.), 0.030%, 10–7–15 (A)	7,150	7,150
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.):		
0.040%, 10–7–15 (A)	4,000	4,000
0.250%, 10–7–15 (A)	800	800
		21,975
Florida – 0.1%		
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America N.A.), 0.010%, 10–1–15 (A)	2,000	2,000
Georgia – 2.7%		
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by TD Bank), 0.180%, 11–3–15	6,635	6,635

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Georgia (Continued)		
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells FargoBank N.A.), 0.170%, 10–6–15	$29,700	$29,700
		36,335
Illinois – 1.9%		
Chicago O'Hare Intl Arpt, Commercial Paper Notes,Ser D-3 (GTD by BMO Harris Bank N.A.), 0.210%, 10–20–15	16,211	16,211
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank N.A.), 0.020%, 10–7–15 (A)	4,690	4,690
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (GTD by JPMorgan Chase Bank N.A.), 0.020%, 10–7–15 (A)	5,245	5,245
		26,146
Louisiana – 2.6%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.010%, 10–7–15 (A)	16,150	16,150
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.020%, 10–1–15 (A)	12,448	12,448
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York (The)), 0.010%, 10–7–15 (A)	1,900	1,900
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp. Proj), Ser 1996 (GTD by Exxon Mobil Corp.), 0.010%, 10–1–15 (A)	4,900	4,900
		35,398
Maryland – 0.1%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.120%, 10–7–15 (A)	1,400	1,400

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Michigan – 0.2%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.020%, 10–1–15 (A)	$ 2,500	$ 2,500
Mississippi – 2.4%		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.010%, 10–1–15 (A)	8,523	8,523
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 10–1–15 (A)	1,080	1,080
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2010J (GTD by Chevron Corp.), 0.010%, 10–1–15 (A)	11,830	11,830
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 10–1–15 (A)	7,400	7,400
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser E (GTD by Chevron Corp.), 0.010%, 10–1–15 (A)	4,000	4,000
		32,833
Missouri – 0.4%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.150%, 10–7–15 (A)	5,610	5,610
New Jersey – 0.6%		
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.), 0.190%, 10–7–15 (A)	8,633	8,633
New York – 2.0%		
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corp.), 0.010%, 10–7–15 (A)	14,000	14,000

Cash Management *(in thousands)* SEPTEMBER 30, 2015

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
New York (Continued)		
NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2012A, 0.020%, 10–7–15 (A)	$3,000	$ 3,000
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.010%, 10–7–15 (A)	7,391	7,391
NYC Hsng Dev Corp., Multi-Fam Mtg Rev Bonds (Target V Apt), Ser 2006A (GTD by Citibank N.A.), 0.020%, 10–7–15 (A)	2,900	2,900
		27,291
Ohio – 0.1%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006, 0.020%, 10–7–15 (A)	700	700
Oregon – 0.3%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank N.A.), 0.010%, 10–7–15 (A)	3,595	3,595
Pennsylvania – 0.5%		
EPC - Allentown, LLC, Incr Var Rate Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.), 0.190%, 10–7–15 (A)	7,160	7,160
Tennessee – 0.1%		
Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank N.A.), 0.010%, 10–7–15 (A)	1,900	1,900
Texas – 3.5%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.020%, 10–7–15 (A)	$14,485	$ 14,485
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.020%, 10–1–15 (A)	21,800	21,800
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.020%, 10–1–15 (A)	11,525	11,525
		47,810
Virginia – 0.1%		
Stafford County, Staunton Indl Dev Auth (VA) Rev Bonds, Ser 8-A2 (GTD by Bank of America N.A.), 0.180%, 10–1–15	1,000	1,000
Wyoming – 0.2%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.010%, 10–1–15 (A)	2,369	2,369
TOTAL MUNICIPAL OBLIGATIONS – 22.9%		**$310,560**
(Cost: $310,560)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States Government Agency Obligations – 7.4%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.140%, 10–7–15 (A)	$15,915	$ 15,915
0.150%, 10–7–15 (A)	73,716	73,716
0.180%, 10–7–15 (A)	3,100	3,100
0.140%, 10–29–15 (A)	7,100	7,100
		99,831
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 7.4%		**$ 99,831**
(Cost: $99,831)		
TOTAL INVESTMENT SECURITIES – 100.7%		**$1,365,252**
(Cost: $1,365,252)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7)%		**(9,545)**
NET ASSETS – 100.0%		**$1,355,707**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

(B)Rate shown is the yield to maturity at September 30, 2015.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$ 954,861	$ —
Municipal Obligations	—	310,560	—
United States Government and Government Agency Obligations	—	99,831	—
Total	$ —	$1,365,252	$ —

During the year ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Mark G. Beischel

Below, Mark G. Beischel, CFA, portfolio manager of the Waddell & Reed Advisors Global Bond Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2015. Mr. Beischel has been a manager of the Fund since 2002 and has 21 years of industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2015	
Global Bond Fund (Class A shares at net asset value)	–6.89%
Global Bond Fund (Class A shares including sales charges)	–12.29%
Benchmark(s) and/or Lipper Category	
Barclays Multiverse Index	–3.56%
(reflects the performance of securities generally representing the global bond market)	
Lipper Global Income Funds Universe Average	–3.36%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Performance

The Fund underperformed its Lipper average and its benchmark index for the fiscal year. The performance was negatively impacted by the collapse in the global commodity prices and the corporate governance scandal in the Brazilian energy company, Petrobras. Both of these events pressured global credit spreads as the Corporate Emerging Markets Bond Index widened by 220 basis points over the course of the year. The Fund's 60% weighting in credit did not bode well for the Fund versus its Lipper and benchmark index. The Fund's shorter duration relative to its Lipper peer group and index also hurt its relative performance with U.S. long-duration assets outperforming shorter duration assets as the market priced in the normalization of domestic interest rates. Additionally, the Fund had no exposure to the European bond market, which witnessed large gains as the market priced in the quantitative easing (QE) program initiated by the European Central Bank.

The Fund's performance was enhanced versus the Lipper universe and benchmark by its high exposure to the U.S. dollar. The Fund had 93% of its assets in the U.S. dollar. The euro and yen had a negative 11.5% and a negative 8.5% return, respectively, as their central banks moved toward more aggressive non-conventional monetary policies. Asian and emerging market (EM) commodity currencies also underperformed the U.S. dollar as the markets priced in a slowing China.

Slower global recovery

The global recovery has experienced setbacks over the last two quarters. Although we believe the gradual recovery will continue, global growth in 2016 is now expected to be weaker and more uneven than earlier forecasts. Unfortunately, the U.S. is emerging as the main driver for global growth. On the backdrop of a sharp rebound in growth during the second quarter, the outlook for U.S growth going forward is tepid at best. In the September 2015 Federal Reserve (Fed) meeting, the Fed delayed its much anticipated interest rate move only to state that it needed additional data to support the interest rate normalization process. Inflation has generally surprised on the downside, although wage growth is still generally subdued in the U.S. Given this, we believe market developments remain on track for the first rate hike in December 2015.

The U.K. outperformed Europe with a 3% growth rate in calendar 2014 and we believe there is enough momentum to sustain this rate throughout 2015. After much speculation in the first quarter of 2015 about the Bank of England (BOE) raising rates, the market began discounting a rate hike in the second half of the year. Most participants feel that the BOE will wait and start their normalization process after the Fed raises its policy rate. Regardless of when the hikes commence, officials have emphasized that the pace of normalization in the U.K. is likely to be gradual as well.

In the euro area, the European Central Bank (ECB) is struggling with weaker-than-expected growth and falling inflation expectations. The euro area's policy response is for the ECB to engage in a QE program of buying €1.1 trillion in governmental securities. This injection of liquidity should improve investor confidence. The market now expects the ECB to remain on hold for an extended period of time.

In China, the economy's potential growth rate is slowing significantly. The government's anti-corruption policy has created an atmosphere of "fear." Government officials are delaying any major projects with the fear of reprisals from this campaign. Additionally, with the emphasis shifting towards reform, higher tolerance for lower growth will be allowed in the short run. Officials now speak about a "new normal" of slower growth, but they would like to hold growth close to 7%. The impact of a slowing China in global commodities has been painful to say the least.

And finally, Russia's annexation of Crimea has put downward pressure on Russia's credit and currency. Moscow's recent action in the Eastern Ukraine has tarnished a lot of the goodwill that has been built up in the capital markets over the past 12 years. International investors are currently reevaluating the new risk premium that needs to be placed on this "invasive" country. It is also dealing with the sudden collapse in oil prices that are putting pressure on its internal and external accounts.

Seeking low volatility

Amid this volatility, we are currently maintaining a low duration in the Fund and have built what we believe to be plenty of liquidity. We believe shorter duration will enable the Fund to focus on higher-yielding corporate bonds while greater liquidity will allow us to be more responsive to changing market environments.

We continue to focus on maintaining what we believe to be proper diversification for the Fund. The Fund has the opportunity to invest in different securities, sectors, countries and currencies. This flexibility allows us to seek less volatility with a reasonable yield that we believe will reward investors over the longer term.

Given the extreme volatility and uncertainty in global markets, the Fund's currency exposure remains overwhelmingly in the U.S. dollar. We believe there will be better opportunities to add foreign currency bonds to the portfolio going forward, especially in the emerging markets.

We continue to search for value in the corporate bond space. Some of the best returns have been, and we think will continue to be, from emerging market bonds. There will be more opportunities to redeploy liquidity due to the volatility associated with Washington's politics and the Fed's normalization of interest rates.

Looking ahead

Given our expectation of slow growth globally in the remainder of 2015 and the calendar 2016, we expect interest rates to remain low overall. The Fed has indicated that it will keep its policy rate low until late 2015. The short end of the Treasury yield curve (five years and in) is expected to be less volatile due to the Fed's commitment to low policy rates. However, longer term Treasury rates are expected to be more volatile and subject to market emotions regarding fiscal and monetary policies.

The structural change in the financial markets has led us to build up more liquidity in the portfolio. Wall Street's incentives to carry high inventory levels of corporate bonds have been reduced by higher capital requirements. As a result, market liquidity has been reduced and there are more opportunities for dislocations in corporate bonds going forward.

The eurozone's growth outlook has stagnated. Macroeconomic adjustments are still underway in the peripheral countries, and the debt overhang remains a major impediment to economic activities. The euro area is still dependent on the global economic environment and remains vulnerable to any external shock. Geopolitical risks remain elevated; in particular, the Russia-Ukraine conflict, which will affect the European economy through trade and confidence.

Growth in emerging market economies remains generally lackluster, albeit with large regional differences. Despite China's loss of momentum, the rest of EM Asia is holding up well, while Latin America remains below trend and Europe, the Middle East and Africa suffer from a weaker Europe and geopolitics. The wild card will be the price of commodities going forward. With oil stabilizing, market participants are now trying to determine if the demand function has been weakened by the loss of momentum from emerging markets. Brazil is confronting a major scandal with Petrobras that has left investors questioning its transparency and corporate governance. The company has lost a lot of credibility from the capital markets with its inability to manage the complex capital spending program that it initiated three years ago.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (GinnieMae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Global Bond Fund.

Global Bond Fund

ALL DATA IS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

Asset Allocation

Stocks	**6.0%**
Utilities	1.7%
Health Care	1.4%
Energy	1.1%
Financials	1.1%
Information Technology	0.7%
Bonds	**81.2%**
Corporate Debt Securities	57.6%
United States Government and Government Agency Obligations	15.5%
Other Government Securities	6.1%
Loans	2.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**12.8%**

Quality Weightings

Investment Grade	**36.4%**
AA	17.9%
A	2.3%
BBB	16.2%
Non-Investment Grade	**44.8%**
BB	26.3%
B	10.2%
CCC	4.8%
Non-rated	3.5%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	**18.8%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	173/206	84
3 Year	85/179	48
5 Year	68/129	53
10 Year	43/73	59

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**36.2%**
United States	29.3%
Other North America	6.9%
Europe	**22.7%**
United Kingdom	6.5%
Luxembourg	5.3%
Russia	3.9%
Other Europe	7.0%
South America	**18.8%**
Brazil	5.9%
Argentina	3.9%
Other South America	9.0%
Pacific Basin	**5.9%**
Bahamas/Caribbean	**2.2%**
Other	**1.4%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**12.8%**

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



	Value
Global Bond Fund, Class A Shares[1]	$13,490
Barclays Multiverse Index	$14,536

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 9-30-15	-12.29%	-11.74%	-7.92%	-6.56%
5-year period ended 9-30-15	-0.10%	-0.35%	0.21%	1.43%
10-year period ended 9-30-15	3.04%	2.79%	2.74%	4.05%

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Global Bond Fund *(in thousands)* SEPTEMBER 30, 2015

COMMON STOCKS	Shares	Value
Brazil		
Utilities – 0.7%		
Alupar Investimento S.A.	608	$ 2,259
Transmissora Alianca de Energia Eletrica S.A.	541	2,603
		4,862
Total Brazil – 0.7%		**$ 4,862**
Chile		
Utilities – 0.3%		
Aguas Andinas S.A.	3,909	2,033
Total Chile – 0.3%		**$ 2,033**
Panama		
Financials – 1.1%		
Banco Latinoamericano de Comercio Exterior S.A.	335	7,761
Total Panama – 1.1%		**$ 7,761**
United Kingdom		
Energy – 1.1%		
Royal Dutch Shell plc, Class A	261	6,173
Seadrill Partners LLC	209	1,968
		8,141
Health Care – 0.5%		
GlaxoSmithKline plc	194	3,724
Total United Kingdom – 1.6%		**$11,865**
United States		
Health Care – 0.9%		
Bristol-Myers Squibb Co.	100	5,904
Information Technology – 0.7%		
Intel Corp.	171	5,152
Utilities – 0.7%		
PPL Corp.	155	5,103
Total United States – 2.3%		**$16,159**
TOTAL COMMON STOCKS – 6.0%		**$42,680**
(Cost: $49,505)		

CORPORATE DEBT SECURITIES	Principal	Value
Argentina		
Consumer Discretionary – 0.5%		
Arcos Dorados Holdings, Inc. 10.250%, 7–13–16 (A)	BRL 14,475	3,210
Energy – 1.3%		
Pan American Energy LLC:		
7.875%, 5–7–21	$1,650	$ 1,633
7.875%, 5–7–21 (B)	4,000	3,959
YPF Sociedad Anonima 8.875%, 12–19–18 (B)	3,900	3,822
		9,414
Industrials – 0.6%		
Aeropuertos Argentina 2000 S.A.:		
10.750%, 12–1–20 (B)	3,675	3,785
10.750%, 12–1–20	243	250
		4,035
Materials – 0.3%		
IRSA Inversiones y Representaciones S.A. 8.500%, 2–2–17	2,000	1,960
Utilities – 0.2%		
Transportadora de Gas del Sur S.A.:		
7.875%, 5–14–17 (B)	1,000	980
7.875%, 5–14–17	508	497
		1,477
Total Argentina – 2.9%		**$20,096**
Austria		
Consumer Staples – 0.7%		
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 7.750%,10–28–20 (B)	4,600	4,715
Total Austria – 0.7%		**$ 4,715**
Brazil		
Consumer Staples – 1.2%		
BFF International Ltd. 7.250%, 1–28–20 (B)	7,900	8,619
Energy – 0.4%		
Lancer Finance Co. (SPV) Ltd. 5.850%, 12–12–16 (B)(C)	735	—
QGOG Constellation S.A. 6.250%, 11–9–19 (B)	5,750	2,501
		2,501
Financials – 1.1%		
Banco BMG S.A.:		
9.150%, 1–15–16 (B)	100	99
9.150%, 1–15–16	400	395
Banco Bradesco S.A. 4.125%, 5–16–16 (B)	6,800	6,783
Banco Cruzeiro do Sul S.A. 8.500%, 2–20–15 (B)(C)	7,500	574
		7,851
Industrials – 1.1%		
Embraer Overseas Ltd. 6.375%, 1–24–17	$7,000	$ 7,175
Odebrecht Drilling Norbe VII/IX Ltd. 6.350%, 6–30–21 (B)	1,804	636
		7,811
Materials – 1.0%		
Suzano Trading Ltd. 5.875%, 1–23–21 (B)	7,450	7,226
Total Brazil – 4.8%		**$34,008**
British Virgin Islands		
Energy – 0.5%		
QGOG Atlantic/Alaskan Rigs Ltd.:		
5.250%, 7–30–18 (B)	4,340	2,778
5.250%, 7–30–18	610	390
		3,168
Total British Virgin Islands – 0.5%		**$ 3,168**
Canada		
Financials – 0.5%		
Bank of Montreal 1.800%, 7–31–18	3,400	3,412
Total Canada – 0.5%		**$ 3,412**
Cayman Islands		
Consumer Staples – 0.4%		
Marfrig Overseas Ltd. 9.500%, 5–4–20 (B)	3,000	2,910
Financials – 0.3%		
Banco Bradesco S.A. 4.500%, 1–12–17 (B)	1,900	1,893
Industrials – 0.2%		
Odebrecht Offshore Drilling Finance 6.750%, 10–1–22 (B)	6,547	1,725
Telecommunication Services – 0.5%		
Sable International Finance Ltd. 6.875%, 8–1–22 (B)	3,600	3,627
Total Cayman Islands – 1.4%		**$10,155**
Chile		
Industrials – 1.2%		
Guanay Finance Ltd. 6.000%, 12–15–20 (B)	4,500	4,438
LATAM Airlines Group S.A. 7.250%, 6–9–20 (B)	4,300	3,806
		8,244

Global Bond Fund *(in thousands)* SEPTEMBER 30, 2015

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials – 1.7%		
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1–19–18 (B) . . $	10,450	$10,771
4.375%, 5–15–23 (B) . .	1,600	1,564
		12,335
Total Chile – 2.9%		**$20,579**
Columbia		
Energy – 1.4%		
Empresas Publicas de Medellin E.S.P. 8.375%, 2–1–21 (A) . . .	COP 18,938,000	6,142
Pacific Rubiales Energy Corp.:		
5.375%, 1–26–19 (B) . . $	5,900	2,198
7.250%, 12–12–21 (B) .	4,350	1,566
		9,906
Financials – 0.5%		
Banco de Bogota S.A. 5.000%, 1–15–17 (B) . .	3,680	3,772
Utilities – 1.0%		
Emgesa S.A. E.S.P. 8.750%, 1–25–21 (A) . .	COP 20,786,000	6,799
Total Columbia – 2.9%		**$20,477**
France		
Financials – 0.6%		
Societe Generale S.A. 5.922%, 4–29–49 (B) . . $	4,000	4,040
Total France – 0.6%		**$ 4,040**
Hong Kong		
Financials – 0.3%		
Hongkong and Shanghai Banking Corp. (The) 5.000%, 8–29–49 (D) . .	2,500	2,508
Telecommunication Services – 0.3%		
Hutchison Whampoa Ltd. 1.625%, 10–31–17 (B) . . $	2,000	$ 1,992
Total Hong Kong – 0.6%		**$ 4,500**
India		
Financials – 0.4%		
ICICI Bank Ltd. 4.750%, 11–25–16 (B) . .	2,500	2,582
Industrials – 0.5%		
Adani Ports and Special Economic Zone Ltd. 3.500%, 7–29–20 (B) . . .	3,500	3,473
Utilities – 0.6%		
Rural Electrification Corp. Ltd. 4.250%, 1–25–16	4,300	4,331
Tata Electric Co. 8.500%, 8–19–17	200	213
		4,544
Total India – 1.5%		**$10,599**
Indonesia		
Utilities – 1.1%		
Majapahit Holding B.V. 7.750%, 10–17–16	7,400	7,785
Total Indonesia – 1.1%		**$ 7,785**
Ireland		
Energy – 0.3%		
Novatek Finance Ltd. 7.750%, 2–21–17 (A)(B) . .	RUB 146,000	2,114
Financials – 0.6%		
MTS International Funding Ltd. 5.000%, 5–30–23 (B) . . . $	2,400	2,154
VEB Finance Ltd. 5.375%, 2–13–17 (B) . . .	2,125	2,139
		4,293
Telecommunication Services – 0.3%		
Mobile TeleSystems OJSC 5.000%, 5–30–23 . . . . . . $	2,300	$ 2,064
Utilities – 0.5%		
RusHydro Finance Ltd. 7.875%, 10–28–15 (A) . .	RUB 212,800	3,245
Total Ireland – 1.7%		**$11,716**
Jamaica		
Telecommunication Services – 0.3%		
Digicel Group Ltd. 6.000%, 4–15–21 (B) . . . $	2,000	1,815
Total Jamaica – 0.3%		**$ 1,815**
Luxembourg		
Consumer Discretionary – 0.7%		
Altice S.A. 7.625%, 2–15–25 (B) . . .	5,600	4,907
Energy – 0.3%		
Offshore Drilling Holding S.A. 8.375%, 9–20–20 (B) . . .	2,800	1,904
Financials – 2.1%		
OJSC Russian Agricultural Bank 5.100%, 7–25–18 (B) . . .	6,200	6,045
VTB Capital S.A. 6.000%, 4–12–17 (B) . . .	8,770	8,985
		15,030
Industrials – 0.2%		
Silver II Borrower SCA and Silver II U.S. Holdings 7.750%, 12–15–20 (B) . .	1,500	1,301
Information Technology – 1.3%		
BC Luxco 1 S.A. 7.375%, 1–29–20 (B) . . .	9,600	9,024
Materials – 0.4%		
Evraz Group S.A. 7.400%, 4–24–17	2,600	2,663
Total Luxembourg – 5.0%		**$34,829**

Global Bond Fund *(in thousands)* SEPTEMBER 30, 2015

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Mexico		
Consumer Discretionary – 0.7%		
Tenedora Nemak S.A. de C.V. 5.500%, 2–28–23 (B)	$ 4,700	$ 4,606
Materials – 2.5%		
C5 Capital (SPV) Ltd. 4.604%, 12–29–49 (B)(D)	5,000	4,315
CEMEX S.A.B. de C.V.:		
6.500%, 12–10–19 (B)	9,600	9,480
7.250%, 1–15–21 (B)	3,750	3,741
		17,536
Total Mexico – 3.2%		**$22,142**
Netherlands		
Consumer Discretionary – 0.5%		
VTR Finance B.V. 6.875%, 1–15–24 (B)	3,802	3,450
Consumer Staples – 0.3%		
Marfrig Holdings (Europe) B.V.:		
8.375%, 5–9–18 (B)	1,000	932
6.875%, 6–24–19 (B)	1,000	858
		1,790
Energy – 0.4%		
Petrobras Global Finance (GTD by Petroleo Brasileiro S.A.) 4.875%, 3–17–20	3,500	2,564
Materials – 0.5%		
Cimpor Financial Operations B.V. (GTD by InterCement Participacoes S.A. and InterCement Brasil S.A.) 5.750%, 7–17–24 (B)	5,600	3,758
Telecommunication Services – 0.2%		
VimpleCom Holdings B.V. 9.000%, 2–13–18 (A)(B)	RUB 120,000	1,679
Utilities – 1.3%		
Listrindo Capital B.V. 6.950%, 2–21–19 (B)	$ 9,200	9,315
Total Netherlands – 3.2%		**$22,556**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Panama		
Financials – 2.1%		
Banco Latinoamericano de Comercio Exterior S.A. 3.750%, 4–4–17 (B)	$14,800	$14,976
Total Panama – 2.1%		**$14,976**
Peru		
Financials – 0.5%		
InRetail Shopping Malls 5.250%, 10–10–21 (B)	3,600	3,627
Total Peru – 0.5%		**$ 3,627**
Russia		
Energy – 1.2%		
Novatek Finance Ltd. 5.326%, 2–3–16 (B)	8,200	8,279
Industrials – 1.1%		
SCF Capital Ltd.:		
5.375%, 10–27–17 (B)	4,000	3,888
5.375%, 10–27–17	3,925	3,815
		7,703
Materials – 1.2%		
Steel Capital S.A. 6.250%, 7–26–16 (B)	5,400	5,585
Uralkali Finance Ltd. 3.723%, 4–30–18 (B)	3,000	2,830
		8,415
Total Russia – 3.5%		**$24,397**
Singapore		
Consumer Staples – 2.1%		
Olam International Ltd.:		
5.750%, 9–20–17	3,300	3,373
7.500%, 8–12–20	9,150	9,882
Olam International Ltd., Convertible 6.000%, 10–15–16	1,200	1,213
		14,468
Telecommunication Services – 0.6%		
TBG Global Pte. Ltd. 4.625%, 4–3–18 (B)	4,400	4,279
Total Singapore – 2.7%		**$18,747**
Spain		
Utilities – 0.0%		
Abengoa Yield plc 7.000%, 11–15–19 (B)	365	319
Total Spain – 0.0%		**$ 319**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
United Arab Emirates		
Financials – 0.6%		
ICICI Bank Ltd.:		
4.800%, 5–22–19 (B)	$ 1,500	$ 1,593
3.500%, 3–18–20 (B)	2,875	2,904
		4,497
Total United Arab Emirates – 0.6%		**$ 4,497**
United Kingdom		
Financials – 4.5%		
Barclays plc 8.250%, 12–29–49	4,100	4,270
HSBC Holdings plc 5.625%, 12–29–49	3,100	2,984
Royal Bank of Scotland Group plc (The) 7.640%, 3–29–49	5,800	6,177
State Bank of India:		
4.125%, 8–1–17 (B)	2,400	2,481
3.250%, 4–18–18 (B)	11,825	12,038
3.622%, 4–17–19 (B)	3,600	3,691
		31,641
Materials – 0.4%		
Vedanta Resources plc 6.000%, 1–31–19 (B)	4,300	3,117
Total United Kingdom – 4.9%		**$34,758**
United States		
Consumer Discretionary – 0.7%		
B-Corp Merger Sub, Inc. 8.250%, 6–1–19	2,100	1,596
Globo Comunicacoe e Participacoes S.A. 5.307%, 5–11–22 (B)(D)	3,250	3,234
		4,830
Consumer Staples – 0.6%		
SABMiller Holdings, Inc. 2.200%, 8–1–18 (B)	2,800	2,826
Simmons Foods, Inc. 7.875%, 10–1–21 (B)	1,475	1,362
		4,188
Energy – 0.8%		
Brand Energy & Infrastructure Services 8.500%, 12–1–21 (B)	3,620	3,231
California Resources Corp. 5.000%, 1–15–20	3,450	2,219
		5,450
Financials – 3.2%		
Aircastle Ltd. 4.625%, 12–15–18	5,865	5,974
Citigroup, Inc.:		
8.400%, 4–29–49	3,675	4,120
5.950%, 12–29–49	3,500	3,452

Global Bond Fund (in thousands) SEPTEMBER 30, 2015

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials (Continued)		
General Motors Financial Co., Inc.		
3.000%, 9–25–17	$3,600	$ 3,638
UBS Preferred Funding Trust V		
6.243%, 5–29–49	2,800	2,841
Wells Fargo & Co.		
7.980%, 3–29–49	2,200	2,324
		22,349
Health Care – 0.3%		
Fresenius U.S. Finance II, Inc.		
4.500%, 1–15–23 (B)	2,250	2,244
Industrials – 0.6%		
TransDigm, Inc.		
6.000%, 7–15–22	4,606	4,295
Information Technology – 0.8%		
Alliance Data Systems Corp.		
5.250%, 12–1–17 (B)	4,350	4,415
Micron Technology, Inc.		
5.875%, 2–15–22	1,400	1,381
		5,796
Materials – 0.5%		
Hillman Group, Inc. (The)		
6.375%, 7–15–22 (B)	3,777	3,475
Telecommunication Services – 2.0%		
American Tower Corp.		
3.400%, 2–15–19	4,100	4,220
T–Mobile USA, Inc.		
6.000%, 3–1–23	8,120	7,836
Verizon Communications, Inc.		
2.625%, 2–21–20	2,307	2,321
		14,377
Total United States – 9.5%		**$ 67,004**
TOTAL CORPORATE DEBT SECURITIES – 57.6%		**$404,917**
(Cost: $461,829)		
OTHER GOVERNMENT SECURITIES (E)		
Argentina – 1.0%		
City of Buenos Aires		
9.950%, 3–1–17 (B)	2,100	2,163
Province of Buenos Aires (The)		
9.950%, 6–9–21 (B)	5,454	5,154
		7,317

OTHER GOVERNMENT SECURITIES (E) (Continued)	Principal	Value
Brazil – 0.4%		
OI S.A.		
9.750%, 9–15–16 (A)	BRL 16,500	$ 2,800
Ireland – 0.1%		
Russian Railways via RZD Capital Ltd.		
8.300%, 4–2–19 (A)	RUB 68,000	916
Luxembourg – 0.3%		
BC Luxco 1 S.A.		
7.375%, 1–29–20	$ 2,000	1,880
Russia – 0.4%		
Russian Federation		
3.500%, 1–16–19 (B)	3,000	2,992
Spain – 0.7%		
Banco Bilbao Vizcaya Argentaria S.A.		
9.000%, 5–29–49	4,400	4,647
Supranational – 0.8%		
Central American Bank for Economic Integration		
3.875%, 2–9–17 (B)	5,300	5,448
Venezuela – 2.4%		
Corporacion Andina de Fomento		
3.750%, 1–15–16	16,810	16,974
TOTAL OTHER GOVERNMENT SECURITIES – 6.1%		**$42,974**
(Cost: $49,581)		
LOANS (D)		
United States		
Energy – 0.3%		
Empresas ICA S.A.		
7.243%, 6–20–17	2,000	1,600
Industrials – 1.0%		
TransDigm, Inc.		
3.750%, 2–28–20	7,240	7,142
Information Technology – 0.3%		
Magic Newco LLC		
5.000%, 12–12–18	2,189	2,189
Materials – 0.4%		
BakerCorp International		
4.250%, 2–7–20	2,005	1,904

LOANS (D) (Continued)	Principal	Value
Materials (Continued)		
EP Minerals LLC		
5.500%, 8–20–20	$ 1,023	$ 1,019
		2,923
Total United States – 2.0%		**$13,854**
TOTAL LOANS – 2.0%		**$13,854**
(Cost: $14,404)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
United States – 0.2%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.000%, 5–15–18 (F)	87	4
5.500%, 3–15–23 (F)	11	1
4.000%, 7–15–23 (F)	1,013	15
4.000%, 2–15–24 (F)	134	5
4.000%, 4–15–24 (F)	632	60
5.500%, 10–15–25 (F)	236	33
5.500%, 1–15–33 (F)	83	17
5.500%, 5–15–33 (F)	381	71
6.500%, 7–15–37 (F)	392	78
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates		
4.500%, 10–1–35	805	874
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6–25–23 (F)	20	3
5.500%, 12–25–33 (F)	248	11
5.500%, 8–25–35 (F)	335	63
5.500%, 11–25–36 (F)	430	79
Government National Mortgage Association Agency REMIC/CMO:		
7.000%, 5–20–33 (F)	653	170
5.500%, 11–20–33 (F)	7	—*
		1,484
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.2%		**$ 1,484**
(Cost: $5,119)		
UNITED STATES GOVERNMENT OBLIGATIONS		
United States – 15.3%		
U.S. Treasury Notes:		
0.375%, 5–31–16	25,000	25,020
3.000%, 9–30–16	16,000	16,413
2.375%, 7–31–17	7,100	7,329
3.500%, 5–15–20	7,810	8,563
2.625%, 11–15–20	17,000	17,977

UNITED STATES GOVERNMENT OBLIGATIONS
(Continued)

	Principal	Value
United States (Continued)		
2.125%, 8–15–21	$12,700	$ 13,074
1.750%, 5–15–22	19,250	19,288
		107,664

	Value
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 15.3%	**$107,664**
(Cost: $105,089)	

SHORT-TERM SECURITIES

Commercial Paper (G) – 11.1%

	Principal	Value
Air Products and Chemicals, Inc.		
0.160%, 10–20–15	5,000	5,000
Baxter International, Inc.		
0.260%, 10–21–15	5,000	4,999
Becton Dickinson & Co.:		
0.300%, 11–10–15	5,000	4,998
0.290%, 11–3–15	6,000	5,998

SHORT-TERM SECURITIES
(Continued)

	Principal	Value
Commercial Paper (G) (Continued)		
Clorox Co. (The)		
0.300%, 10–5–15	$ 4,200	$4,200
E.I. du Pont de Nemours and Co.		
0.190%, 10–5–15	5,000	5,000
Ecolab, Inc.		
0.260%, 10–22–15	5,000	4,999
EMC Corp.		
0.190%, 10–7–15	3,000	3,000
J.M. Smucker Co. (The)		
0.280%, 10–1–15	2,007	2,007
John Deere Financial, Inc. (GTD by John Deere Capital Corp.)		
0.180%, 10–5–15	3,000	3,000
Microsoft Corp.		
0.080%, 11–4–15	10,000	9,999
Mondelez International, Inc.		
0.260%, 10–21–15	5,000	4,999
NBCUniversal Enterprise, Inc.		
0.340%, 10–1–15	5,000	5,000
Pfizer, Inc.		
0.100%, 11–17–15	10,000	9,999

SHORT-TERM SECURITIES
(Continued)

	Principal	Value
Commercial Paper (G) (Continued)		
United Technologies Corp.		
0.250%, 10–14–15	$5,000	$ 5,000
		78,198
Master Note – 0.5%		
Toyota Motor Credit Corp.		
0.200%, 10–7–15 (H)	3,400	3,400

	Value
TOTAL SHORT-TERM SECURITIES – 11.6%	**$ 81,598**
(Cost: $81,594)	
TOTAL INVESTMENT SECURITIES – 98.8%	**$695,171**
(Cost: $767,121)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%	**8,126**
NET ASSETS – 100.0%	**$703,297**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL — Brazilian Real, COP — Columbian Peso and RUB — Russian Ruble).

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2015 the total value of these securities amounted to $285,507 or 40.6% of net assets.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015.

(E) Other Government Securities include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(G) Rate shown is the yield to maturity at September 30, 2015.

(H) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2015:

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	6,914	U.S. Dollar	10,543	10-15-15	Barclays Capital, Inc.	$84	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$ 1,968	$ 6,173	$ —
Financials	7,761	—	—
Health Care	5,904	3,724	—
Information Technology	5,152	—	—
Utilities	11,998	—	—
Total Common Stocks	$32,783	$ 9,897	$ —
Corporate Debt Securities	—	404,917	—
Other Government Securities	—	42,974	—
Loans	—	12,254	1,600
United States Government Agency Obligations	—	1,484	—
United States Government Obligations	—	107,664	—
Short-Term Securities	—	81,598	—
Total	$32,783	$660,788	$1,600
Forward Foreign Currency Contracts	$ —	$ 84	$ —

During the year ended September 30, 2015, securities totaling $5,209 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Securities totaling $19,536 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers between levels represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Market Sector Diversification

(as a % of net assets)

Financials	18.4%
United States Government and Government Agency Obligations	15.5%
Materials	8.9%
Energy	8.0%
Industrials	6.5%
Utilities	6.4%
Other Government Securities	6.1%

Market Sector Diversification (Continued)

Consumer Staples	5.3%
Telecommunication Services	4.2%
Consumer Discretionary	3.1%
Information Technology	3.1%
Health Care	1.7%
Other+	12.8%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Susan K. Regan

Effective October 2015, Rick Perry became portfolio manager of Waddell & Reed Advisors Government Securities Fund. Below, Susan K. Regan, portfolio manager of Waddell & Reed Advisors Government Securities Fund until October 2015, discusses positioning, performance and results for the fiscal year ended September 30, 2015. Ms. Regan managed the Fund since 2014 and has 28 years industry experience. Mark J. Otterstrom, CFA, served as a co-portfolio manager on the Fund until his retirement in April 2015.

Fiscal Year Performance

For the 12 months ended September 30, 2015	
Government Securities Fund (Class A shares at net asset value)	1.88%
Government Securities Fund (Class A shares including sales charges)	−2.39%
Benchmark(s) and/or Lipper Category	
Barclays U.S. Government/Mortgage-Backed Securities Index	3.57%
(generally reflects the performance of the government bond market)	
Lipper General U.S. Government Funds Universe Average	2.54%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The Fund started the fiscal year with a very defensive position relative to duration (interest rate sensitivity). In October 2014, we moved the Fund to a more neutral position, within a 10% range of the Fund benchmark's duration and started adding longer-maturity bonds in November 2014. The uncertainty about when the Federal Reserve (Fed) would or could raise rates caused us to take the neutral stance. Although we increased exposure to the long-end of the yield curve, we remained underweight longer-maturity bonds relative to the benchmark, preferring not to have a large exposure to that volatile part of the curve.

We maintained that neutral duration stance for two quarters, until June 2015 when we shortened duration while interest rates were rising and there appeared to be a general belief that a rate hike was on the horizon. We held that position through the September 2015 Fed meeting. We felt the likelihood of a rate hike was strong, but the Fed chose not to raise rates primarily because of the volatility in U.S. and abroad due to slower growth in China. The week following the Fed's meeting, Fed Chair Janet Yellen stated she believed a rate hike would occur still in 2015. We moved duration back to neutral amid the uncertainty.

While moving to a neutral duration and starting to add long bonds in late calendar 2014 were decisions that improved performance, we did not move quickly enough to outperform the benchmark or our Lipper universe peer group for the fiscal year.

We increased our U.S. Treasury holdings over the course of the year and reduced our government agency holdings as some bonds were called and some callable bonds were sold in order to own more liquid U.S. Treasuries.

Looking Ahead

The U.S. economy continued to grow with calendar second quarter gross domestic product (GDP) growth at 3.9% and third quarter growth expected to be 1.50% to 2.00%. The unemployment rate at 5.1% is very close to full employment, as judged by the Fed, and the underemployment rate has been in steady decline and is at its cycle low of 10%. Inflation is tame, around 1.5%, while the target is 2%.

It is hard to say when the Fed will be comfortable enough with the markets and the global economic environment to actually make the first move toward higher rates. It could be as early as December 2015, but things could change and keep them on hold for longer. We feel that keeping duration close to neutral is the prudent thing to do, given all the uncertainty. Members of the Fed have said they wish to raise rates very gradually once they start the hiking cycle, believing this would be far less disruptive to markets than large or frequent increases.

Higher interest rates will someday increase the appeal of mortgage-backed securities and would provide opportunities for increasing exposure to these securities and if we believe we are being fairly compensated for the extension risk inherent in many of the securities in the asset class, we will consider deploying cash opportunistically.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal

Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Government Securities Fund.

Asset Allocation

Bonds	**96.3%**
United States Government and Government Agency Obligations	96.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.7%**

Lipper Rankings

Category: Lipper General U.S. Government Funds	Rank	Percentile
1 Year	77/104	74
3 Year	92/101	91
5 Year	86/96	89
10 Year	59/77	76

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Quality Weightings

Investment Grade	**96.3%**
AA	96.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.7%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.



	Value
Government Securities Fund, Class A Shares[1]	$12,952
Barclays U.S. Government/Mortgage-Backed Securities Index	$15,488

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 9-30-15	-2.39%	-3.32%	1.04%	2.20%
5-year period ended 9-30-15	0.19%	-0.29%	0.23%	1.38%
10-year period ended 9-30-15	2.62%	2.24%	2.21%	3.40%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Government Securities Fund *(in thousands)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 9.9%		
Federal Farm Credit Bank:		
3.560%, 10–6–32	$5,000	$ 5,113
3.460%, 2–22–33	3,500	3,527
Federal Home Loan Bank:		
1.250%, 7–27–18	2,430	2,433
2.500%, 6–20–22	6,575	6,563
Overseas Private Investment Corp. (GTD by U.S. Government),		
5.142%, 12–15–23	4,057	4,563
Ukraine Government AID Bond,		
1.844%, 5–16–19	2,500	2,528
		24,727
Mortgage-Backed Obligations – 44.3%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.000%, 4–15–18	1,770	1,830
5.000%, 5–15–23	2,185	2,366
4.500%, 5–15–32	391	396
4.000%, 10–15–35	1,199	1,248
3.000%, 10–15–36	6,128	6,320
4.000%, 11–15–36	990	1,043
4.500%, 9–15–37	516	523
4.500%, 8–15–39	1,259	1,321
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
4.186%, 12–25–20 (A) . .	4,000	4,451
3.000%, 1–1–33	5,957	6,153
4.000%, 10–1–44	4,564	4,872
3.000%, 4–15–53	4,827	4,882
Federal National Mortgage Association Agency REMIC/CMO:		
2.564%, 2–1–23	2,311	2,359
2.354%, 3–1–23	2,904	2,936
2.390%, 6–1–25	2,447	2,517
3.360%, 7–1–25	2,689	2,831
2.000%, 6–14–32	2,000	1,995

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
3.500%, 8–25–33 . . . . . $	667	$ 698
2.000%, 4–25–39	4,253	4,208
4.500%, 6–25–40	710	762
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
2.790%, 11–1–18	8,030	8,377
2.580%, 5–1–19	6,762	7,035
5.380%, 11–1–20	791	816
4.380%, 6–1–21	7,182	7,949
5.500%, 10–1–21	1,017	1,094
5.500%, 11–1–22	352	375
3.500%, 8–1–26	3,075	3,273
3.000%, 9–1–28	4,071	4,236
4.000%, 12–1–31	2,678	2,888
5.500%, 12–1–34	843	943
3.500%, 4–25–37	5,000	5,317
6.000%, 4–1–39	1,211	1,366
4.500%, 2–1–44	4,365	4,840
4.000%, 10–1–44	4,719	5,038
Government National Mortgage Association Agency REMIC/CMO:		
5.000%, 4–16–39	387	406
2.000%, 3–16–42	3,530	3,492
		111,156
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 54.2%		**$135,883**
(Cost: $134,934)		

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 42.1%		
U.S. Treasury Bonds:		
9.000%, 11–15–18	10,000	12,465
3.000%, 11–15–44	5,076	5,188

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
U.S. Treasury Notes:		
3.125%, 1–31–17	$15,000	$ 15,526
2.750%, 2–28–18	5,000	5,235
1.000%, 3–15–18	9,500	9,550
3.625%, 8–15–19	15,000	16,385
2.125%, 12–31–21	10,000	10,272
1.750%, 3–31–22	7,500	7,522
2.750%, 2–15–24	5,000	5,316
2.250%, 11–15–24	7,880	8,030
2.000%, 8–15–25	10,000	9,952
		105,441
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 42.1%		**$105,441**
(Cost: $103,399)		
SHORT-TERM SECURITIES		
United States Government Agency Obligations – 3.3%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.150%, 10–7–15 (A) . .	8,381	8,381
TOTAL SHORT-TERM SECURITIES – 3.3%		**$ 8,381**
(Cost: $8,381)		
TOTAL INVESTMENT SECURITIES – 99.6%		**$249,705**
(Cost: $246,714)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		**922**
NET ASSETS – 100.0%		**$250,627**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
United States Government Agency Obligations	$ —	$ 135,883	$ —
United States Government Obligations	—	105,441	—
Short-Term Securities	—	8,381	—
Total	$ —	$ 249,705	$ —

During the year ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AID = Agency International Development
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.



Chad A. Gunther

Below, Chad Gunther, portfolio manager of the Waddell & Reed Advisors High Income Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2015. Mr. Gunther has been manager of the Fund since 2014 and has 17 years industry experience.

Fiscal Year Performance

For the 12 months ended Sept. 30, 2015	
High Income Fund (Class A shares at net asset value)	**−4.49%**
High Income Fund (Class A shares including sales charges)	**−10.00%**
Benchmark(s) and/or Lipper Category	
BofA Merrill Lynch US High Yield Index	**−3.57%**
(generally reflects the performance of securities representing the high yield sector of the bond market)	
Lipper High Yield Funds Universe Average	**−3.72%**
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The Fund underperformed the BofA Merrill Lynch US High Yield Index and its Lipper category average for the fiscal year ending September 30, 2015.

Fund performance was hindered by being underweight home builders and banks in addition to a couple of larger holdings (Abengoa and Laureate Education) significantly underperforming the benchmark. The Fund's performance was helped by its 23% weight in levered loans in addition to being underweight the energy & chemical sectors and overweight technology/software.

Volatility continued to be the name of the game in the credit markets throughout the fiscal year.

The high-yield spread over treasuries started the year at 492 basis points and widened to 706 basis points by fiscal year end, as measured by the JP Morgan High Yield Index.

Most of the 214 basis points of widening came in the last four months of the fiscal year when amid developments on a number of fronts including headlines about events in Greece, extreme volatility in Chinese markets, a devaluation of the yuan and the late-August U.S. equity market "flash crash" that saw the Dow Jones Industrial Average open down 1,000 points.

Speculation that the Federal Reserve (Fed) was preparing to finally implement its first interest rate increase since the financial crisis was another significant source of volatility, although the Fed ended up maintaining its zero-interest-rate policy due to global macroeconomic concerns and risks.

Finally, another drop in oil prices during the fourth quarter continued to weigh on the market, as oil-related companies are one of the larger sectors within the high-yield space.

At a spread of 706 basis points at fiscal year end, the high yield market finds itself at levels not seen since September 2011 when the U.S. credit quality had just been downgraded by Standard & Poor's to AA+ and the Fed announced "operation twist" to help ease market concerns.

Outlook

With spreads and yields at close to four-year highs we think high yield is relatively cheap when compared with other fixed income alternatives. We do expect heightened volatility to continue until a clearer picture evolves around the Fed's interest rate liftoff, China's growth concerns and oil prices. Our view has not changed about the Fed's preference to normalize rates but at a very slow and measured pace. With no real inflation on the horizon and the labor market remaining fairly healthy but not robust, we believe that "lower for longer" remains the most probable outcome for Fed policy.

As always our focus is on bottoms up fundamental credit research on each particular credit we own in the portfolio. Our focus is on those businesses that we believe can perform in both up and down economic cycles. We continue to have approximately 20% exposure to loans, 74% in bonds, 3.5% cash and 1% other.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower.

Performance including sales charges reflects the maximum applicable front-end sales load.

While the Fund used derivatives during the reporting period, they had minimal impact on the performance of the Fund.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. Loans (including

loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. The use of swap agreements entails certain risks that may be different from, or possibly greater than, the risks associated with investing directly in the referenced assets that underlie the swap agreement. Swap agreements also may have a leverage component, and adverse changes in the value or level of the underlying asset, reference rate or index can result in gains or losses that are substantially greater than the amount invested in the swap itself. International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors High Income Fund.

High Income Fund

ALL DATA IS AS OF SEPTEMBER 30, 2015 (UNAUDITED)

Asset Allocation

Stocks	**1.1%**
Telecommunication Services	0.7%
Energy	0.1%
Materials	0.1%
Financials	0.1%
Industrials	0.1%
Consumer Discretionary	0.0%
Utilities	0.0%
Warrants	**0.0%**
Bonds	**93.8%**
Corporate Debt Securities	72.5%
Loans	21.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.1%**

Lipper Rankings

Category: Lipper High Yield Funds	Rank	Percentile
1 Year	445/649	69
3 Year	42/523	9
5 Year	7/441	2
10 Year	24/289	9

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**0.5%**
BBB	0.5%
Non-Investment Grade	**93.3%**
BB	17.1%
B	31.3%
CCC	41.4%
Non-rated	3.5%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	**6.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.



	High Income Fund, Class A Shares[1]	$18,645
	BofA Merrill Lynch US High Yield Index	$19,884

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 9-30-15	-10.00%	-9.09%	-5.24%	-4.24%
5-year period ended 9-30-15	6.18%	6.10%	6.60%	7.75%
10-year period ended 9-30-15	6.43%	6.17%	6.17%	7.39%

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3) *Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)	—*	$ 168
Total Consumer Discretionary –0.0%		**168**
Energy		
Oil & Gas Storage & Transportation – 0.1%		
Crestwood Midstream Partners L.P.	74	460
Inergy L.P.	172	392
		852
Total Energy – 0.1%		**852**
Financials		
Consumer Finance – 0.1%		
JG Wentworth Co. (A)	273	1,348
Total Financials – 0.1%		**1,348**
Industrials		
Railroads – 0.1%		
Kansas City Southern (B)	27	2,472
Total Industrials – 0.1%		**2,472**
Utilities		
Gas Utilities – 0.0%		
Suburban Propane Partners L.P.	19	611
Total Utilities – 0.0%		**611**
TOTAL COMMON STOCKS – 0.3%		**$ 5,451**

(Cost: $8,198)

PREFERRED STOCKS	Shares	Value
Materials		
Steel – 0.1%		
ArcelorMittal, 6.000%, Convertible	97	801
Total Materials – 0.1%		**801**
Telecommunication Services		
Integrated Telecommunication Services – 0.7%		
Frontier Communications Corp., Convertible Series A, 11.125%	161	14,995
Total Telecommunication Services – 0.7%		**14,995**
TOTAL PREFERRED STOCKS – 0.8%		**$15,796**

(Cost: $18,614)

WARRANTS	Shares	Value
Agricultural Products – 0.0%		
ASG Consolidated LLC (C)	7	$ 17
TOTAL WARRANTS – 0.0%		**$ 17**

(Cost: $408)

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Advertising – 1.0%		
Acosta, Inc., 7.750%, 10–1–22 (D) . . .	$13,581	12,766
Lamar Media Corp., 5.375%, 1–15–24	4,394	4,438
Outfront Media Capital LLC and Outfront Media Capital Corp.:		
5.250%, 2–15–22	2,265	2,259
5.625%, 2–15–24	1,588	1,610
5.625%, 2–15–24 (D) . . .	197	200
		21,273
Apparel Retail – 2.4%		
Bon-Ton Stores, Inc. (The), 8.000%, 6–15–21	14,255	8,410
Chinos Intermediate Holdings A, Inc., 7.750%, 5–1–19 (D)(E)	7,658	2,929
Gymboree Corp. (The), 9.125%, 12–1–18	8,526	2,643
Hot Topic, Inc., 9.250%, 6–15–21 (D) . . .	13,558	13,016
HT Intermediate Holdings Corp., 12.000%, 5–15–19 (D)(E)	4,142	3,894
Neiman Marcus Group Ltd., Inc., 8.000%, 10–15–21 (D)	12,168	12,533
Nine West Holdings, Inc., 8.250%, 3–15–19 (D) . . .	17,732	8,068
		51,493
Auto Parts & Equipment – 0.5%		
Midas Intermediate HoldCo II LLC & Midas Intermediate Finance, Inc., 7.875%, 10–1–22 (D) . . .	6,126	5,973
Schaeffler Finance B.V., 4.250%, 5–15–21 (D) . . .	4,361	4,186
		10,159
Automobile Manufacturers – 0.2%		
Jaguar Land Rover plc, 5.625%, 2–1–23 (D)	5,542	5,445
Automotive Retail – 0.7%		
Group 1 Automotive, Inc., 5.000%, 6–1–22	3,218	3,170
Sonic Automotive, Inc., 5.000%, 5–15–23	11,959	11,451
		14,621

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Broadcasting – 1.5%		
Clear Channel Communications, Inc., 10.000%, 1–15–18 . . .	$ 5,753	$ 3,049
Clear Channel Outdoor Holdings, Inc., 6.500%, 11–15–22 . . .	12,564	12,578
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3–15–20	613	611
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20	5,454	5,468
Cumulus Media, Inc., 7.750%, 5–1–19	8,606	6,175
iHeartCommunications, Inc. (GTD by iHeartMedia Capital I LLC), 10.625%, 3–15–23 . . .	3,994	3,375
		31,256
Cable & Satellite – 6.1%		
Altice Financing S.A., 6.625%, 2–15–23 (D)	1,933	1,856
Altice S.A.:		
7.250%, 5–15–22 (D)(F) . . . . EUR	771	812
7.750%, 5–15–22 (D) . . . . . . $	26,812	24,399
6.250%, 2–15–25 (D)(F) . . . . EUR	966	947
7.625%, 2–15–25 (D) . . . . . . $	5,375	4,710
Cablevision Systems Corp., 5.875%, 9–15–22	3,136	2,375
CCO Holdings LLC and CCO Holdings Capital Corp.:		
5.250%, 3–15–21	947	933
5.250%, 9–30–22	1,265	1,186
5.125%, 2–15–23	1,264	1,166
5.750%, 9–1–23	316	300
5.750%, 1–15–24	9,136	8,725
Columbus International, Inc., 7.375%, 3-30-21 (D)	1,414	1,463
DISH DBS Corp.:		
6.750%, 6–1–21	5,314	5,075
5.875%, 7–15–22	2,460	2,171
5.000%, 3–15–23	1,582	1,325
Neptune Finco Corp.:		
10.125%, 1–15–23 (D)	2,140	2,159
6.625%, 10–15–25 (D)	2,140	2,151
10.875%, 10–15–25 (D)	2,140	2,161
Sirius XM Radio, Inc.:		
5.875%, 10–1–20 (D)	2,436	2,479
5.750%, 8-1-21 (D)	1,500	1,501
4.625%, 5–15–23 (D)	14,438	13,499

High Income Fund *(in thousands)* SEPTEMBER 30, 2015

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
6.000%, 7–15–24 (D)	$ 18,000	$ 18,090
VTR Finance B.V., 6.875%, 1–15–24 (D)	22,263	20,204
Wave Holdco LLC and Wave Holdco Corp., 8.250%, 7–15–19 (D)(E)	2,238	2,182
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9–1–20 (D)	7,040	6,864
		128,733
Casinos & Gaming – 2.1%		
Gateway Casinos & Entertainment Ltd., 8.500%, 11–26–20 (D)(F)	CAD 6,587	4,986
MCE Finance Ltd., 5.000%, 2–15–21 (D)	$ 1,885	1,659
Scientific Games Corp., 8.125%, 9–15–18	1,094	1,017
Studio City Finance Ltd., 8.500%, 12–1–20 (D)	21,750	20,227
Wynn Macau Ltd., 5.250%, 10–15–21 (D)	19,209	16,676
		44,565
Distributors – 1.2%		
LKQ Corp., 4.750%, 5–15–23	6,512	6,268
Pinnacle Operating Corp., 9.000%, 11–15–20 (D)	19,159	18,584
		24,852
Education Services – 1.9%		
Laureate Education, Inc., 9.250%, 9–1–19 (D)(G)	52,589	41,282
Hotels, Resorts & Cruise Lines – 0.3%		
Interval Acquisition Corp., 5.625%, 4–15–23 (D)	5,532	5,449
Leisure Facilities – 0.3%		
Palace Entertainment Holdings LLC, 8.875%, 4–15–17 (D)	7,148	7,041
Movies & Entertainment – 1.4%		
AMC Entertainment, Inc.:		
5.875%, 2–15–22	$ 2,085	$ 2,095
5.750%, 6–15–25	6,420	6,244
Cinemark USA, Inc.:		
5.125%, 12–15–22	1,900	1,862
4.875%, 6–1–23	8,000	7,660
WMG Acquisition Corp.:		
5.625%, 4–15–22 (D)	769	746
6.750%, 4–15–22 (D)	11,401	10,745
		29,352
Restaurants – 0.1%		
Carrols Restaurant Group, Inc., 8.000%, 5–1–22	2,478	2,608
Specialized Consumer Services – 2.9%		
B-Corp Merger Sub, Inc., 8.250%, 6–1–19	23,681	17,997
Carlson Travel Holdings, 7.500%, 8–15–19 (D)(E)	5,086	5,099
Carlson Wagonlit B.V.:		
6.875%, 6–15–19 (D)	5,655	5,825
7.500%, 6–15–19 (D)(F)	EUR 3,660	4,259
Emdeon, Inc., 11.000%, 12–31–19	$ 3,071	3,271
Lansing Trade Group, 9.250%, 2–15–19 (D)	5,245	5,048
Nielsen Finance, 5.500%, 10–1–21 (D)	7,936	7,896
Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4–15–22 (D)	13,077	12,652
		62,047
Specialty Stores – 1.1%		
Jo-Ann Stores Holdings, Inc., 9.750%, 10–15–19 (D)(E)	25,418	20,335
Jo-Ann Stores, Inc., 8.125%, 3–15–19 (D)	3,225	2,983
		23,318
Total Consumer Discretionary – 23.7%		**503,494**
Consumer Staples		
Food Distributors – 0.8%		
Simmons Foods, Inc., 7.875%, 10–1–21 (D)	$18,076	$16,698
Packaged Foods & Meats – 1.6%		
Bumble Bee Foods LLC, 9.625%, 3–15–18 (D)(E)	5,959	6,034
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7–15–24 (D)	15,312	14,355
5.750%, 6–15–25 (D)	4,018	3,676
Post Holdings, Inc.:		
7.375%, 2–15–22	2,671	2,718
7.750%, 3–15–24 (D)	4,604	4,719
8.000%, 7–15–25 (D)	2,929	3,015
		34,517
Tobacco – 0.5%		
Prestige Brands, Inc., 5.375%, 12–15–21 (D)	9,833	9,587
Total Consumer Staples – 2.9%		**60,802**
Energy		
Coal & Consumable Fuels – 0.5%		
Foresight Energy LLC and Foresight Energy Finance Corp., 7.875%, 8–15–21 (D)	12,672	9,886
Oil & Gas Drilling – 0.2%		
KCA DEUTAG UK Finance plc, 7.250%, 5–15–21 (D)	5,266	3,765
Oil & Gas Equipment & Services – 0.6%		
Brand Energy & Infrastructure Services, 8.500%, 12–1–21 (D)	12,276	10,957
Key Energy Services, Inc., 6.750%, 3–1–21	2,183	753
Seventy Seven Energy, Inc., 6.500%, 7–15–22	1,839	717
		12,427
Oil & Gas Exploration & Production – 2.9%		
Bellatrix Exploration Ltd., 8.500%, 5–15–20 (D)	5,994	4,675
California Resources Corp., 6.000%, 11–15–24	23,716	14,229
Chesapeake Energy Corp.:		
6.500%, 8–15–17	4,468	4,021
7.250%, 12–15–18	425	352
3.539%, 4–15–19 (G)	1,500	1,065
4.875%, 4–15–22	3,063	1,999
Clayton Williams Energy, Inc., 7.750%, 4–1–19	3,675	3,110
Crownrock L.P., 7.750%, 2–15–23 (D)	1,941	1,902

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Endeavor Energy Resources L.P.:		
7.000%, 8–15–21 (D)	$ 4,723	$ 4,369
8.125%, 9–15–23 (D)	2,008	1,928
Gulfport Energy Corp., 6.625%, 5–1–23 (D)	595	547
Kodiak Oil & Gas Corp., 8.125%, 12–1–19	8,008	7,748
Laredo Petroleum, Inc., 7.375%, 5–1–22	5,282	5,110
Midstates Petroleum Co., Inc. and Midstates Petroleum Co. LLC, 10.000%, 6–1–20 (D)	5,007	3,630
Parsley Energy LLC and Parsely Finance Corp., 7.500%, 2–15–22 (D)	2,300	2,231
Rice Energy, Inc.:		
6.250%, 5–1–22	1,687	1,505
7.250%, 5–1–23 (D)	2,169	2,033
Whiting Petroleum Corp., 5.750%, 3–15–21	1,556	1,347
		61,801
Oil & Gas Refining & Marketing – 0.6%		
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (D)	12,046	8,191
Offshore Group Investment Ltd., 7.500%, 11–1–19	6,595	2,143
Seven Generations Energy Ltd., 6.750%, 5–1–23 (D)	4,097	3,524
		13,858
Total Energy – 4.8%		**101,737**
Financials		
Consumer Finance – 1.3%		
Creditcorp, 12.000%, 7–15–18 (D)	11,476	8,851
Quicken Loans, Inc., 5.750%, 5–1–25 (D)	8,962	8,491
Speedy Cash Intermediate Holdings Corp., 10.750%, 5–15–18 (D)	7,708	6,089
Speedy Group Holdings Corp., 12.000%, 11–15–17 (D)	4,107	3,245
		26,676

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Diversified Capital Markets – 1.0%		
Patriot Merger Corp., 9.000%, 7–15–21 (D)	$23,112	$22,303
Investment Banking & Brokerage – 0.5%		
GFI Group, Inc., 8.625%, 7–19–18 (G)	9,873	10,663
Other Diversified Financial Services – 3.4%		
AAF Holdings LLC and AAF Finance Co., 12.000%, 7–1–19 (D)(E)	6,670	6,570
Abengoa Finance SAU, 7.750%, 2–1–20 (D)	14,531	5,903
Balboa Merger Sub, Inc., 11.375%, 12–1–21 (D)	27,243	27,175
Greektown Holdings LLC and Greektown Mothership Corp., 8.875%, 3–15–19 (D)	8,579	8,794
New Cotai LLC and New Cotai Capital Corp., 10.625%, 5–1–19 (D)(E)	29,360	23,928
		72,370
Property & Casualty Insurance – 1.5%		
Hub International Ltd., 7.875%, 10–1–21 (D)	8,550	8,165
Onex USI Acquisition Corp., 7.750%, 1–15–21 (D)	24,892	24,363
		32,528
Real Estate Development – 0.3%		
Hub Holdings LLC and Hub Holdings Finance, Inc., 8.125%, 7–15–19 (D)(E)	6,610	6,379
Specialized Finance – 1.3%		
Consolidated Communications Finance II Co., 6.500%, 10–1–22 (D)	5,332	4,772
Flexi-Van Leasing, Inc., 7.875%, 8–15–18 (D)	6,703	6,787
TMX Finance LLC and TitleMax Finance Corp., 8.500%, 9–15–18 (D)	21,166	16,668
		28,227
Specialized REITs – 0.6%		
Aircastle Ltd.:		
5.125%, 3–15–21	8,264	8,285
5.500%, 2–15–22	4,228	4,270
		12,555

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Thrifts & Mortgage Finance – 0.6%		
Provident Funding Associates L.P. and PFG Finance Corp., 6.750%, 6–15–21 (D)	$12,395	$ 11,744
Total Financials – 10.5%		**223,445**
Health Care		
Biotechnology – 0.1%		
Concordia Healthcare Corp., 7.000%, 4–15–23 (D)	3,745	3,268
Health Care Equipment – 0.2%		
Mallinckrodt International Finance S.A. and Mallinckrodt CB LLC, 5.750%, 8–1–22 (D)	3,874	3,738
Health Care Facilities – 2.7%		
AmSurg Escrow Corp., 5.625%, 7–15–22	3,286	3,282
Capsugel S.A., 7.000%, 5–15–19 (D)(E)	5,119	5,106
ConvaTec Finance International S.A., 8.250%, 1–15–19 (D)(E)	6,718	6,600
DaVita HealthCare Partners, Inc., 5.000%, 5–1–25	3,963	3,804
FWCT-2 Escrow Corp., 6.875%, 2–1–22	5,559	5,677
MPH Acquisition Holdings LLC, 6.625%, 4–1–22 (D)	6,399	6,399
Tenet Healthcare Corp.:		
6.750%, 2–1–20	6,592	6,749
8.125%, 4–1–22	17,022	18,093
THC Escrow Corp. II, 6.750%, 6–15–23	1,437	1,423
		57,133
Health Care Services – 1.6%		
MedImpact Holdings, Inc., 10.500%, 2–1–18 (D)	15,000	15,804
Truven Health Analytics, Inc., 10.625%, 6–1–20	17,705	18,502
		34,306
Health Care Supplies – 0.8%		
Ortho-Clinical Diagnostics, 6.625%, 5–15–22 (D)	15,976	13,740
Universal Hospital Services, Inc., 7.625%, 8–15–20	3,404	3,191
		16,931

High Income Fund *(in thousands)* SEPTEMBER 30, 2015

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 1.4%		
Jaguar Holding Co. II and Pharmaceutical Product Development LLC, 6.375%, 8–1–23 (D)	$ 5,723	$ 5,566
JLL/Delta Dutch Newco B.V., 7.500%, 2–1–22 (D)	3,277	3,310
JLL/Delta Dutch Pledgeco B.V., 8.750%, 5–1–20 (D)(E)	12,079	12,154
VRX Escrow Corp.:		
5.375%, 3–15–20 (D)	4,231	4,112
5.875%, 5–15–23 (D)	4,230	4,055
		29,197
Total Health Care – 6.8%		**144,573**
Industrials		
Aerospace & Defense – 2.5%		
Silver II Borrower SCA and Silver II U.S. Holdings, 7.750%, 12–15–20 (D)	19,492	16,909
TransDigm Group, Inc.:		
5.500%, 10–15–20	2,831	2,698
7.500%, 7–15–21	7,082	7,383
TransDigm, Inc.:		
6.000%, 7–15–22	13,668	12,746
6.500%, 7–15–24	15,097	14,189
		53,925
Air Freight & Logistics – 0.2%		
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8–15–19	2,554	2,771
XPO Logistics, Inc., 6.500%, 6–15–22 (D)	3,009	2,545
		5,316
Building Products – 1.0%		
Ply Gem Industries, Inc., 6.500%, 2–1–22	13,381	12,772
Roofing Supply Group LLC and Roofing Supply Finance, Inc., 10.000%, 6–1–20 (D)	8,313	8,936
		21,708
Diversified Support Services – 0.4%		
Algeco Scotsman Global Finance plc:		
8.500%, 10–15–18 (D)	4,789	4,191
10.750%, 10–15–19 (D)	6,549	3,471
		7,662
Environmental & Facilities Services – 0.4%		
GFL Environmental, Inc., 7.875%, 4–1–20 (D)	8,484	8,685

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Railroads – 0.6%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC:		
6.750%, 5–1–19 (D)	$ 9,414	$ 9,226
9.750%, 5–1–20 (D)	3,080	2,772
		11,998
Trading Companies & Distributors – 0.7%		
HD Supply, Inc., 11.500%, 7–15–20	12,235	13,825
Total Industrials – 5.8%		**123,119**
Information Technology		
Application Software – 1.6%		
Ensemble S Merger Sub, Inc., 9.000%, 9–30–23 (D)	5,333	5,160
Infor (U.S.), Inc., 5.750%, 8–15–20 (D)	2,093	2,081
Infor Software Parent LLC and Infor Software Parent, Inc., 7.125%, 5–1–21 (D)(E)	6,794	5,979
Kronos Acquisition Holdings, Inc., 9.000%, 8–15–23 (D)	23,557	21,083
		34,303
Data Processing & Outsourced Services – 2.4%		
Alliance Data Systems Corp.:		
5.250%, 12–1–17 (D)	3,099	3,145
6.375%, 4–1–20 (D)	15,615	15,888
5.375%, 8–1–22 (D)	11,332	11,049
Italics Merger Sub, Inc., 7.125%, 7–15–23 (D)	22,473	21,462
		51,544
Electronic Manufacturing Services – 0.3%		
KEMET Corp., 10.500%, 5–1–18	7,367	6,796
Internet Software & Services – 0.2%		
J2 Global, Inc., 8.000%, 8–1–20	4,583	4,881
IT Consulting & Other Services – 0.7%		
NCR Escrow Corp.:		
5.875%, 12–15–21	7,005	6,865
6.375%, 12–15–23	6,929	6,791
		13,656
Semiconductor Equipment – 0.1%		
Photronics, Inc., Convertible, 3.250%, 4–1–16	975	1,004

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Semiconductors – 0.8%		
Micron Technology, Inc.:		
5.875%, 2–15–22	$ 8,948	$ 8,825
5.500%, 2–1–25	8,322	7,615
		16,440
Technology Distributors – 0.9%		
Sophia L.P. and Sophia Finance, Inc.:		
9.625%, 12–1–18 (D)(E)	11,538	11,769
9.750%, 1–15–19 (D)	7,000	7,521
		19,290
Total Information Technology – 7.0%		**147,914**
Materials		
Aluminum – 1.4%		
Constellium N.V.:		
8.000%, 1–15–23 (D)	9,644	8,535
5.750%, 5–15–24 (D)	4,758	3,616
Wise Metals Group LLC, 8.750%, 12–15–18 (D)	6,922	6,645
Wise Metals Intermediate Holdings, 9.750%, 6–15–19 (D)(E)	12,048	11,596
		30,392
Construction Materials – 0.7%		
Hillman Group, Inc. (The), 6.375%, 7–15–22 (D)	16,923	15,569
Diversified Metals & Mining – 1.4%		
Artsonig Pty Ltd., 11.500%, 4–1–19 (D)(E)	11,605	464
Crystal Merger Sub, Inc., 7.625%, 10–15–21 (D)	1,720	1,600
FMG Resources Pty Ltd.:		
8.250%, 11–1–19 (D)	13,936	11,184
9.750%, 3–1–22 (D)	992	924
6.875%, 4–1–22 (D)	13,791	8,895
Lundin Mining Corp.:		
7.500%, 11–1–20 (D)	3,710	3,589
7.875%, 11–1–22 (D)	3,039	2,917
		29,573
Metal & Glass Containers – 1.8%		
Ardagh Finance Holdings, 8.625%, 6–15–19 (D)(E)	8,986	9,188
Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc., 6.000%, 6–30–21 (D)	2,408	2,300
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5–1–18 (D)	10,778	10,643

High Income Fund *(in thousands)* SEPTEMBER 30, 2015

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Metal & Glass Containers (Continued)		
Consolidated Container Co. LLC and Consolidated Container Capital, Inc., 10.125%, 7–15–20 (D)	$ 7,396	$ 6,213
Signode Industrial Group, 6.375%, 5–1–22 (D)	9,592	9,064
		37,408
Paper Packaging – 0.3%		
Beverage Packaging Holdings II Issuer, Inc. and Beverage Packaging Holdings (Luxembourg) II S.A., 6.000%, 6–15–17 (D)	2,598	2,543
Exopack Holdings S.A., 7.875%, 11–1–19 (D)	2,080	1,971
Reynolds Group Holdings Ltd., 9.875%, 8–15–19	1,250	1,294
		5,808
Precious Metals & Minerals – 0.3%		
Prince Mineral Holding Corp., 11.500%, 12–15–19 (D)(G)	8,039	6,753
Total Materials – 5.9%		**125,503**
Telecommunication Services		
Alternative Carriers – 0.7%		
Level 3 Communications, Inc., 5.750%, 12–1–22	4,610	4,524
Level 3 Escrow II, Inc., 5.375%, 8–15–22	10,069	9,792
		14,316
Integrated Telecommunication Services – 2.7%		
BCP (Singapore) VI Cayman Financing Co. Ltd., 8.000%, 4–15–21 (D)	1,920	1,799
CenturyLink, Inc., 5.625%, 4–1–20	3,500	3,237
Frontier Communications Corp.:		
8.875%, 9–15–20 (D)	7,230	7,085
6.250%, 9–15–21	4,201	3,497
10.500%, 9–15–22 (D)	4,256	4,139
7.125%, 1–15–23	1,013	833
6.875%, 1–15–25	2,912	2,359
11.000%, 9–15–25 (D)	4,789	4,633
GCI, Inc., 6.875%, 4–15–25	7,903	7,943

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Telecommunication Services (Continued)		
Sprint Corp.:		
7.250%, 9–15–21	$16,020	$ 13,116
7.875%, 9–15–23	5,510	4,460
7.125%, 6–15–24	5,951	4,580
		57,681
Wireless Telecommunication Service – 1.4%		
Digicel Group Ltd., 8.250%, 9–30–20 (D)	10,987	10,163
Sable International Finance Ltd., 6.875%, 8–1–22 (D)	8,742	8,807
T-Mobile USA, Inc.:		
6.464%, 4–28–19	3,650	3,714
6.633%, 4–28–21	6,738	6,755
6.731%, 4–28–22	685	683
		30,122
Total Telecommunication Services – 4.8%		**102,119**
Utilities		
Renewable Electricity – 0.3%		
Abengoa Yield plc, 7.000%, 11–15–19 (D)	8,143	7,125
Total Utilities – 0.3%		**7,125**
TOTAL CORPORATE DEBT SECURITIES – 72.5%		**$1,539,831**
(Cost: $1,712,050)		

LOANS (G)	Principal	Value
Consumer Discretionary		
Advertising – 0.3%		
Advantage Sales & Marketing, Inc., 7.500%, 7–25–22	5,258	5,021
Apparel Retail – 2.1%		
Gymboree Corp. (The), 5.000%, 2–23–18	1,611	1,055
Hoffmaster Group, Inc., 10.000%, 5–9–21	6,145	6,022
Nine West Holdings, Inc., 6.250%, 1–8–20	9,656	5,494
Talbots, Inc. (The):		
5.500%, 3–19–20	6,480	6,356
9.500%, 3–19–21	17,311	16,936
True Religion Apparel, Inc.: 5.875%, 7–30–19	15,066	9,015

LOANS (G) (Continued)	Principal	Value
Auto Parts & Equipment – 0.2%		
Direct ChassisLink, Inc., 8.250%, 11–7–19	$ 5,210	$ 5,006
Casinos & Gaming – 0.1%		
Gateway Casinos & Entertainment Ltd.:		
5.250%, 11–26–19 (F)	CAD 3,198	2,378
5.950%, 11–26–19 (F)	8	6
		2,384
General Merchandise Stores – 1.4%		
BJ's Wholesale Club, Inc., 8.500%, 3–31–20	$ 12,387	12,237
Orchard Acquisition Co. LLC, 7.000%, 2–8–19	18,303	16,595
		28,832
Movies & Entertainment – 0.7%		
Formula One Holdings Ltd. and Delta Two S.a.r.l., 7.750%, 7–29–22	16,085	15,442
Specialized Consumer Services – 0.1%		
Wand Intermediate I L.P., 8.250%, 9–17–22	2,539	2,469
Total Consumer Discretionary – 4.9%		**104,032**
Consumer Staples		
Food Distributors – 0.3%		
Performance Food Group, Inc.:		
6.250%, 11–14–19	3,672	3,670
7.500%, 11–14–19	2,472	2,472
		6,142
Food Retail – 0.7%		
Focus Brands, Inc., 10.250%, 8–21–18	13,764	13,695
Hypermarkets & Super Centers – 0.2%		
GOBP Holdings, Inc., 9.250%, 10–21–22	5,087	5,036
Packaged Foods & Meats – 0.2%		
Shearer's Foods LLC, 7.750%, 6–30–22	3,838	3,752
Total Consumer Staples – 1.4%		**28,625**
Energy		
Coal & Consumable Fuels – 0.2%		
Westmoreland Coal Co., 7.500%, 12–16–20	5,210	4,546

High Income Fund (in thousands) SEPTEMBER 30, 2015

LOANS (G) (Continued)	Principal	Value
Oil & Gas Drilling – 0.2%		
KCA Deutag Alpha Ltd., 6.250%, 5–16–20	$ 6,823	$ 5,424
Oil & Gas Equipment & Services – 0.1%		
Regent Purchaser Investment, Inc., 6.000%, 8–14–21	5,807	2,265
Oil & Gas Exploration & Production – 0.7%		
Callon Petroleum Co., 8.500%, 10–8–21	14,305	13,769
Sabine Oil & Gas LLC, 8.750%, 12–31–18 (H)	2,005	336
		14,105
Oil & Gas Refining & Marketing – 0.2%		
Fieldwood Energy LLC, 8.375%, 9–30–20	13,150	3,616
Oil & Gas Storage & Transportation – 0.3%		
Bowie Resources Holdings LLC:		
6.750%, 8–12–20	3,413	3,146
11.750%, 2–16–21	3,043	2,799
		5,945
Total Energy – 1.7%		**35,901**
Financials		
Consumer Finance – 0.2%		
TransFirst, Inc., 9.000%, 11–12–22	3,598	3,540
Other Diversified Financial Services – 0.4%		
WP Mustang Holdings LLC:		
5.500%, 5–29–21	2,462	2,404
8.500%, 5–29–22	7,762	7,413
		9,817
Total Financials – 0.6%		**13,357**
Health Care		
Health Care Facilities – 0.4%		
Surgery Center Holdings, Inc., 8.500%, 11–3–21	8,030	8,080
Health Care Services – 0.2%		
Accellent, Inc., 7.500%, 3–12–22	4,465	4,478
Health Care Supplies – 0.5%		
Sage Products Holdings III LLC, 9.250%, 6–13–20	10,487	10,505
Health Care Technology – 0.8%		
Carestream Health, Inc., 9.500%, 12–7–19	12,645	12,123
Vitera Healthcare Solutions LLC, 6.000%, 11–4–20	4,230	4,145
		16,268
Life Sciences Tools & Services – 0.3%		
Atrium Innovations, Inc., 7.750%, 8–10–21	$ 8,740	$ 7,670
Total Health Care – 2.2%		**47,001**
Industrials		
Building Products – 0.7%		
C.H.I. Overhead Doors, Inc., 8.750%, 7–31–23	5,192	5,114
GYP Holdings III Corp., 7.750%, 4–1–22	10,135	9,913
		15,027
Construction & Engineering – 0.2%		
Tensar International Corp.:		
5.750%, 7–10–21	2,244	2,080
9.500%, 7–10–22	3,077	2,493
		4,573
Environmental & Facilities Services – 0.1%		
Brickman Group Ltd. (The), 7.500%, 12–18–21	1,676	1,630
Industrial Conglomerates – 0.2%		
Crosby Worldwide Ltd., 7.000%, 11–22–21	4,647	3,880
Industrial Machinery – 0.6%		
Dynacast International LLC, 9.500%, 1–30–23	13,494	13,435
Research & Consulting Services – 0.4%		
Larchmont Resources LLC, 8.250%, 8–7–19	9,963	8,369
Total Industrials – 2.2%		**46,914**
Information Technology		
Application Software – 4.1%		
Applied Systems, Inc., 7.500%, 1–23–22	7,317	7,235
Aptean Holdings, Inc.:		
5.250%, 2–27–20	3,778	3,702
8.500%, 2–27–21	3,232	3,095
Misys plc and Magic Newco LLC, 12.000%, 6–12–19	58,244	63,195
TIBCO Software, Inc., 6.500%, 12–4–20	9,022	8,931
		86,158
Data Processing & Outsourced Services – 0.5%		
Sedgwick Claims Management Services, Inc., 6.750%, 2–28–22	11,035	10,345
Internet Software & Services – 0.8%		
TravelCLICK, Inc. & TCH–2 Holdings LLC:		
5.500%, 5–12–21	7,839	7,761
8.750%, 11–12–21	$ 7,920	$ 7,761
W3 Co., 9.250%, 9–1–20	2,855	2,222
		17,744
IT Consulting & Other Services – 1.1%		
Active Network, Inc. (The):		
5.500%, 11–15–20	5,114	5,059
9.500%, 11–15–21	10,383	9,786
Triple Point Group Holdings, Inc.:		
5.250%, 7–13–20	6,256	4,880
9.250%, 7–13–21	6,094	4,814
		24,539
Total Information Technology – 6.5%		**138,786**
Materials		
Diversified Metals & Mining – 0.1%		
EP Minerals LLC, 8.500%, 8–20–21	2,803	2,789
Metal & Glass Containers – 0.1%		
Consolidated Container Co. LLC, 7.750%, 1–3–20	2,303	1,935
Paper Packaging – 0.8%		
FPC Holdings, Inc., 9.250%, 5–27–20	7,863	7,549
KIK Custom Products, Inc., 6.000%, 8–27–22	4,196	4,098
Ranpak (Rack Merger), 8.250%, 10–1–22	5,506	5,457
		17,104
Specialty Chemicals – 0.8%		
Chemstralia Ltd., 7.250%, 2–26–22	12,035	11,974
Chromaflo Technologies Corp., 8.250%, 6–2–20	4,572	4,326
		16,300
Total Materials – 1.8%		**38,128**
TOTAL LOANS – 21.3%		**$452,744**
(Cost: $490,281)		

SHORT–TERM SECURITIES	Principal	Value
Commercial Paper (I) – 2.9%		
Becton Dickinson & Co., 0.290%, 11–3–15	6,000	5,998
Bemis Co., Inc.:		
0.370%, 10–6–15	7,000	7,000
0.330%, 10–8–15	10,000	9,999
0.250%, 10–13–15	9,000	8,999
0.260%, 10–21–15	10,000	9,999
Ecolab, Inc., 0.320%, 10–2–15	11,000	11,000
J.M. Smucker Co. (The), 0.280%, 10–1–15	1,472	1,472

SHORT–TERM SECURITIES
(Continued)

	Principal	Value
Commercial Paper (I) (Continued)		
NBCUniversal Enterprise, Inc.,		
0.400%, 10–7–15	$5,000	$ 5,000
Virginia Electric and Power Co.,		
0.220%, 10–14–15 . . .	3,000	3,000
		62,467
TOTAL SHORT–TERM SECURITIES – 2.9%		$ 62,467
(Cost: $62,464)		
TOTAL INVESTMENT SECURITIES – 97.8%		$2,076,306
(Cost: $2,292,015)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.2%		47,122
NET ASSETS – 100.0%		$2,123,428

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $245 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2015 the total value of these securities amounted to $1,095,612 or 51.6% of net assets.

(E) Payment-in-kind bonds.

(F) Principal amounts are denominated in the indicated foreign currency, where applicable (CAD – Canadian Dollar and EUR – Euro).

(G) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015.

(H) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(I) Rate shown is the yield to maturity at September 30, 2015.

The following forward foreign currency contracts were outstanding at September 30, 2015:

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	3,788	U.S. Dollar	5,780	10-15-15	Morgan Stanley International	$ 50	$—
Canadian Dollar	9,831	U.S. Dollar	7,475	10-15-15	Morgan Stanley International	109	—
Euro	5,649	U.S. Dollar	6,287	10-15-15	Morgan Stanley International	—	27
						$159	$27

The following total return swap agreements were outstanding at September 30, 2015:

Counterparty	Underlying Security	Termination Date	Notional Amount[1]	Financing Fee[2][3]	Unrealized Depreciation
JPMorgan Chase Bank N.A.	iBoxx $ Liquid High Yield Index	12/20/2015	$16,260	3M LIBOR	$(110)
Morgan Stanley & Co., Inc.	iBoxx $ Liquid High Yield Index	12/20/2015	5,537	3M LIBOR	(37)
					$(147)

(1) Notional amount changes by the percentage change of the price of the index applied to the notional amount.

(2) The Fund pays the financing fee multiplied by the notional amount each month.

(3) At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, a Fund would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

High Income Fund *(in thousands)* SEPTEMBER 30, 2015

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ —	$ —	$ 168
Energy	852	—	—
Financials	1,348	—	—
Industrials	2,472	—	—
Utilities	611	—	—
Total Common Stocks	$ 5,283	$ —	$ 168
Preferred Stocks	14,995	801	—
Warrants	—	17	—
Corporate Debt Securities	—	1,539,831	—
Loans	—	385,348	67,396
Short-Term Securities	—	62,467	—
Total	$ 20,278	$1,988,464	$ 67,564
Forward Foreign Currency Contracts	$ —	$ 159	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 27	$ —
Total Return Swaps	$ —	$ 147	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities	Loans
Beginning Balance 10–1–14	$ 137	$ 41,984	$ 178,454
Net realized gain (loss)	—	—	(2,639)
Net change in unrealized appreciation (depreciation)	31	—	(4,203)
Purchases	—	—	20,407
Sales	—	—	(36,102)
Amortization/Accretion of premium/discount	—	—	319
Transfers into Level 3 during the period	—	—	33,392
Transfers out of Level 3 during the period	—	(41,984)	(122,232)
Ending Balance 9–30–15	$ 168	$ —	$ 67,396
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–15	$ 31	$ —	$ (4,730)

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the year ended September 30, 2015, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

	Fair Value at 9-30-15	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$ 168	Broker	Broker quotes
Loans	$67,396	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



Bryan J. Bailey

Below, Bryan J. Bailey, CFA, portfolio manager of the Waddell & Reed Advisors Municipal Bond Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2015. He has managed the Fund since 2000 and has 27 years of industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2015

Municipal Bond Fund (Class A shares at net asset value)	2.24%
Municipal Bond Fund (Class A shares including sales charges)	–2.14%
Benchmark(s) and/or Lipper Category	
S&P Municipal Bond Index (generally reflects the performance of securities representing the municipal bond market)	2.89%
Lipper General & Insured Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	2.64%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The Fund modestly underperformed its benchmark and Lipper peer group in the fiscal year before sales charges. Underperformance can be explained by a defensive-to-neutral duration (interest rate sensitivity); an overall defensive portfolio structure which included a higher cash exposure; and modest overweight exposure to Puerto Rico credits which underperformed compared to other credits.

We entered the fiscal year in a very strong technical position that began to lose steam around the second quarter. New issue volume was down substantially in calendar 2014, while at the same time reinvestment income and bond maturity proceeds were at elevated levels, thus creating a severe supply/demand imbalance in the municipal bond market. Investor flows into the sector were very favorable from the outset as investors appeared to conclude that the Detroit bankruptcy and highly-publicized problems in Puerto Rico were indeed isolated and did not pose a systemic risk to the overall municipal bond market. Fund asset flows remained consistently positive until the first week in April 2015.

Near the end of calendar 2014, market expectations of quantitative easing actions by the European Central Bank (ECB) drove developed market bond yields down to paltry levels, essentially putting a ceiling on U.S. Treasury rates, and indirectly municipal bond rates. The ECB commenced its quantitative easing program in the first quarter of calendar 2015, which provided additional downward pressure on developed market interest rates. The quarter also saw a dramatic upward shift in municipal bond issuance. With new issue supply up approximately 39%, primarily driven by issuers refunding older, higher-cost debt, the supply/demand imbalance moderated.

Macro concerns during the year included slowing European, Chinese and Japanese economies, and geopolitical tensions in Russia/Crimea and the Middle East, which produced additional bouts of flight-to-quality buying throughout the year. While most of the U.S. economic data was improving, but admittedly inconsistent, U.S. economic bright spots continued to be overwhelmed by persistent geopolitical issues, much of Europe either near or already in recession, and continued handwringing over potential global economic drag from weaker Chinese and Japanese economies.

The U.S. Federal Reserve (Fed) ended its latest quantitative easing program in October 2014 and, happily, that did not roil the U.S. markets. Rapidly declining commodity prices, especially oil, have been interpreted by many market pundits as a potential precursor to a deflationary spiral, which has certainly influenced the decisions and dialogue of central bankers around the world.

Expectations of the first interest rate hike by the Fed have shifted from meeting to meeting. The removal of the word "patience" and citing that additional Fed action will be "data dependent," at the March, 2015 Fed meeting, elevated volatility, and daily market moves became large and violent depending on the strength/weakness of the most recently reported economic data point. This high level of uncertainty around the timing of the initial fed funds rate "liftoff," coupled with the seemingly non-stop media discourse on the topic, has appeared to add an element of confusion on the part of municipal investors. As a result, demand for the product has been muted in the last six months as the rhetoric has intensified, and the level of clarity has become even more clouded.

Fund positioning and performance

The Fund both began and ended the fiscal year positioned defensively in anticipation of the eventual start of an increasing interest rate cycle and the end of the 30-year bull market in bonds. Fund sensitivity to interest rates was held at a neutral to slightly lower sensitivity level relative to the Fund benchmark throughout the fiscal year. This was achieved by holding a larger than normal cash position as well as approximately 8% exposure to municipal floating rate notes and municipal auction rate notes. The shorter-duration strategy was a drag on performance over the fiscal year, and the elevated cash position modestly reduced the income contribution to total return. Portfolio turnover remained very low as we felt that the Fund was structured appropriately entering the fiscal year.

The elevated cash position was intended to provide a cushion against potential redemptions as we entered fiscal 2015, as well as a tactical position to redeploy into anticipated higher yielding investments as the year progressed. Neither of these events materialized, and, while the market traded in a narrow range over the course of the year, the resulting income sacrifice from the large cash allocation proved to be a drag on overall performance.

Fund performance was also negatively impacted by a slight overweighting versus our benchmark in a diversified portfolio of Puerto Rico credits, all of which were dragged down by persistent negative headlines on the fiscal condition of the Commonwealth and restructuring speculation. Puerto Rico positions were pared during the year, and portfolio exposure to Commonwealth credits entering the new fiscal year is negligible.

Looking ahead

We enter the new fiscal year facing many of the same challenges that we faced entering fiscal 2015; municipal headline risk, interest rate risk, geopolitical risk, global slowdown/deflation risk, as well as having to deal with the speculation and uncertainty with regard to the Fed's timetable for beginning to lift U.S. interest rates.

These are very trying and volatile times for investors. There is a high level of uncertainty surrounding the timing of the Fed's eventual interest rate "liftoff," and the media attention to the topic appears to have resulted in a high level of confusion on the part of investors. While we expect U.S. gross domestic product (GDP) to grow at a respectable level over the next year, current weaker economic data and the Fed not electing to increase the fed funds rate at the September 2015 meeting has introduced more uncertainty and confusion into the market.

Geopolitical tensions continue to be elevated in the Middle East and the Russia/Ukraine region. The Chinese and Japanese economies have been slowing, and most European economies are either in or near recession. However, despite all of these negative factors, we remain cautiously optimistic that the U.S. economy will continue to grow modestly, and that situations outside of U.S. borders will not be powerful enough to derail the recovery. We acknowledge that a stronger dollar could continue to negatively impact imports and keep inflation stubbornly low, which will give ammunition to the deflationary scare crowd. We just do not believe that these forces will be strong enough to overwhelm a strong and confident U.S. consumer segment.

We could be entering a challenging period for fixed income investors and total return expectations should probably be tempered to some degree. It is difficult to fathom outsize total returns continuing into the future, especially given that interest rates are still extremely low by all historical measures. In this low-yield environment, the Fund's yield cushion does not provide much protection from capital losses when measuring total return. However, when rates begin to rise, more attractive reinvestment opportunities will be available, which will potentially boost portfolio income. The Fund's cash position will also provide reinvestment opportunities at expected higher prevailing future rates.

We fully expect market volatility to remain elevated as a result of the risk on/risk off trades playing out in the Treasury market. We continue to be very cognizant that the pendulum may at some point in time swing back to renewed interest outside of the municipal bond asset class, which would potentially result in less interest (liquidations) in the investment-grade municipal bond space.

While we believe that the bull market in bonds is nearing the end, or has already ended, we do not believe that a bear market is necessarily imminent in the short run. Bond yields could stay in a low, narrow range for the remainder of calendar 2015, into 2016, or even longer. Municipal bond new issue volume trends will need to be monitored closely. We will remain proactive and vigilant in assessing any risk to the portfolio from a change in inflation expectations, as monetary policy continues to be extraordinarily accommodative. Inflation, in our opinion, is not on the immediate horizon, and recent dialogue from the Fed suggests that they view deflation as a bigger risk. The risk is, however, that after an unprecedented period of monetary easing, they will be wrong.

We fully anticipate an elevated level of headline risk in our market. This is the new normal. However, despite all of the naysayers, the municipal bond market is and, in our opinion, will remain a very strong market from a credit perspective. Since the 2008 financial crisis, there has been an average of 4.6 municipal defaults per year, up from an average of 1.3 defaults annually from 1970 to 2007, according to Moody's. There have been two defaults among Moody's rated municipal issuers through the first three quarters of calendar 2015. Municipal bond defaults continue to be heavily concentrated in the high-yield category.

Given these crosscurrents, the high level of uncertainty on all fronts, and our aforementioned viewpoint on the eventual direction of interest rates, we expect to keep the interest rate sensitivity of the Fund lower/neutral to the benchmark. The Fund will continue to hold an overweight cash position to give us the flexibility to take advantage of what we hope to be more attractive investment opportunities in the future.

However, we do not anticipate actively adding lower-quality exposure, and at this time we anticipate future investments to be higher quality in nature. The municipal yield curve has flattened aggressively over the last fiscal year, and is currently near its 10-year average slope. Going forward, we expect to keep the average credit quality of the Fund in the A-AA range, while actively seeking relative value opportunities between sectors, states, and security structures. Positioning and asset distribution across the yield curve will continue to be a vital part of our investment strategy, as well as monitoring cross market technical factors. We will occasionally attempt to exploit trading opportunities in the high-yield space, without compromising our style discipline. We believe that the Fund is well positioned relative to its peers entering the fourth quarter of 2015. The objective of the Fund remains the same: to seek to provide the level of income consistent with preservation of capital that is not subject to federal income tax. To achieve that objective, we plan to continue investing in short, intermediate and longer-term investment-grade (primarily) municipal bonds with an emphasis on overall quality and capital preservation with minimal yield sacrifice.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower.

Performance including sales charges reflects the maximum applicable front-end sales load.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). Investments in municipal instruments can be volatile and significantly affected by adverse tax rulings, legislative or political changes, market and economic conditions, issuer, industry-specific (including the credit quality of municipal issuers), and other conditions. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Municipal Bond Fund.

Municipal Bond Fund

Asset Allocation

Bonds	**86.7%**
Municipal Bonds	86.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**13.3%**

Lipper Rankings

Category: Lipper General & Insured Municipal Debt Funds	Rank	Percentile
1 Year	186/258	72
3 Year	150/228	66
5 Year	134/206	65
10 Year	43/155	28

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**81.3%**
AAA	4.7%
AA	38.4%
A	24.6%
BBB	13.6%
Non-Investment Grade	**5.4%**
BB	1.1%
CCC	0.2%
Non-rated	4.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**13.3%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



	Value
Municipal Bond Fund, Class A Shares[1]	$14,870
S&P Municipal Bond Index	$15,664

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 9-30-15	-2.14%	-2.56%	1.37%	-0.53%
5-year period ended 9-30-15	2.91%	2.62%	2.92%	0.35%
10-year period ended 9-30-15	4.05%	3.71%	3.58%	2.43%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2015

MUNICIPAL BONDS	Principal	Value
Alabama – 1.4%		
The Indl Dev Board of Selma, AL, Gulf Opp Zone Bonds, Ser 2009A, 6.250%, 11–1–33	$2,000	$ 2,319
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33	2,500	2,810
Water Works Board of the City of Birmingham, Water Rev Rfdg Bonds, Ser 2015-A, 5.000%, 1–1–35	6,555	7,381
		12,510
Alaska – 0.2%		
AK Intl Arpt, Sys Rev and Rfdg Bonds, Ser 2010A, 5.000%, 10–1–21	1,735	1,983
Arizona – 1.2%		
AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10–1–26	2,000	2,234
Coconino Cnty, AZ Pollutn Ctl Corp., Pollutn Ctl Rfdg Rev Bonds (NV Power Co. Proj), Ser 2006A, (Auction Rate Sec) (Insured by FGIC), 0.486%, 9–1–32 (A)	3,000	2,876
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25	2,500	2,775
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25	2,000	2,288
		10,173
California – 15.8%		
ABAG Fin Auth for Nonprofit Corp., Rev Bonds (Sharp Hlth Care), Ser 2009B, 6.250%, 8–1–39	1,000	1,166
Arpt Comsn, San Francisco Intl Arpt Second Ser Rev Bonds, Ser 2009E, 6.000%, 5–1–39	3,000	3,477
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 D-1 Index Rate Bonds, 0.971%, 4–1–45 (A)	4,000	4,009

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1, 1.120%, 4–1–45 (A)	$8,500	$8,488
CA (School Facilities) GO Bonds, 5.000%, 11–1–30	3,000	3,522
CA Cmnty Trans Rev (Installment Sale), Cert of Part (T.R.I.P. - Total Road Impvt Prog), Ser 2012B, 5.250%, 6–1–42	1,900	2,101
CA Dept of Water Res, Cent Vly Proj, Water Sys Rev Bonds, Ser X (Insured by FGIC), 5.500%, 12–1–16	10	11
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A, 5.750%, 9–1–39	3,000	3,427
CA Hlth Fac Fin Auth, Rev Bonds (Children's Hosp of Orange Cnty), Ser 2009A, 6.500%, 11–1–38	2,000	2,374
CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2–1–39	4,000	4,450
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.500%, 10–1–29	1,000	1,129
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj), Ser 2002B, 5.250%, 6–1–23	2,085	2,218
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rfdg Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2002A, 5.000%, 1–1–22	1,500	1,505
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–33	1,000	1,043
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	1,745	1,850
6.350%, 7–1–46	970	1,037
CA Various Purp GO Bonds:		
5.250%, 9–1–26	3,500	4,166
5.500%, 4–1–28	5	5
5.250%, 10–1–29	2,500	2,897
5.750%, 4–1–31	5,000	5,791
6.000%, 3–1–33	1,000	1,206
5.000%, 4–1–37	5,000	5,667
6.000%, 11–1–39	4,500	5,363

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Various Purp GO Rfdg Bonds, 5.000%, 2–1–33	$8,000	$9,154
Carson Redev Agy Redev Proj Area No. 1, Tax Alloc Bonds, Ser 2009A, 7.000%, 10–1–36	750	878
City of Los Angeles, Wastewater Sys Rev Bonds, Rfdg Ser 2015-D, 5.000%, 6–1–34	5,000	5,875
Cmnty Redev Agy of Santa Ana, Merged Proj Area Bonds, Ser 2011A, 6.250%, 9–1–24	2,000	2,410
Cnty of Sacramento, 2010 Rfdg Cert of Part, Sacramento Cnty Pub Fac Fin Corp., 5.750%, 2–1–30	2,000	2,244
Contra Costa Trans Auth, Sales Tax Rev Bonds (Ltd. Tax Bonds), Ltd. Tax Rfdg Bonds, Ser 2012A, 0.502%, 3–1–34 (A)	2,000	2,000
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A, 5.000%, 6–1–29	1,500	1,726
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A:		
5.000%, 6–1–33	3,165	3,610
5.000%, 6–1–34	2,840	3,219
Los Angeles, Wastewater Sys Rev Bonds, Ser 2015-A, 5.000%, 6–1–35	1,000	1,171
Modesto, CA, Irrigation Dist Fin Auth, Elec Sys Rev Bonds, Ser 2015A, 5.000%, 10–1–36	3,600	4,092
Palomar Pomerado Hlth, GO Bonds, Election of 2004, Ser 2009A:		
0.000%, 8–1–31 (B)	3,315	1,739
0.000%, 8–1–32 (B)	5,000	2,506
0.000%, 8–1–33 (B)	5,000	2,364
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11–1–39	2,750	3,053
Pub Fac Fin Auth of San Diego, Sr Sewer Rev Bonds, Ser 2009A, 5.250%, 5–15–34	3,000	3,403
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40	1,500	1,757

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2015

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Redev Agy of San Diego, Naval Training Ctr Redev Proj, Tax Alloc Bonds, Ser 2010A, 5.750%, 9–1–40	$1,000	$ 1,116
Sacramento Area Flood Ctl Agy, Consolidated Cap Assmt Dist Bonds, Ser 2008 (Insured by BHAC), 5.500%, 10–1–28	500	557
San Jose Merged Area Redev Proj, Hsng Set-Aside Tax Alloc Bonds, Ser 2010A-1, 5.500%, 8–1–35	1,000	1,102
San Jose, CA, Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–21	3,185	3,738
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	1,000	1,144
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009I, 6.375%, 11–1–34	500	603
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009G-1, 5.750%, 10–1–30	1,000	1,169
The Regents of the Univ of CA, Gen Rev Bonds, Ser 2013AI, 5.000%, 5–15–34	3,500	4,020
The Regents of the Univ of CA, Hosp Rev Bonds (UCLA Med Ctr), Ser 2004B (Insured by AMBAC), 5.500%, 5–15–20	1,500	1,504
Tuolumne Wind Proj Auth, Rev Bonds (Tuolumne Co Proj), Ser 2009A, 5.875%, 1–1–29	1,000	1,148
Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8–1–41	2,185	2,463
		136,667
Colorado – 2.6%		
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12–1–23	2,065	2,355
Colorado (Continued)		
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A:		
6.750%, 12–1–23	$1,390	$ 1,583
7.400%, 12–1–38	1,000	1,200
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	2,975	3,277
CO Higher Edu Cap Constr, Lease Purchase Fin Prog, Cert of Part, Ser 2008:		
5.500%, 11–1–27	730	833
5.500%, 11–1–27	270	308
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bonds, Ser 2010, 5.625%, 12–1–40	3,250	3,557
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28	2,500	2,900
Rgnl Trans Dist of CO, Cert of Part, Ser 2015A, 5.000%, 6–1–35	1,000	1,134
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	4,250	4,948
		22,095
Connecticut – 0.3%		
Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.750%, 6–15–34	2,500	2,767
District Of Columbia – 1.2%		
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	2,250	2,713
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10–1–41 (B)	6,500	7,710
		10,423
Florida – 5.5%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	2,500	2,751
Florida (Continued)		
Citizens Ppty Ins Corp., Coastal Account Sr Secured Bonds, Ser 2011A-1, 5.000%, 6–1–20	$1,000	$1,147
Citizens Ppty Ins Corp., Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6–1–17	3,600	3,866
Hillsborough Cnty Aviation Auth, FL Intl Arpt, Sub Rev Bonds, Ser 2015B, 5.000%, 10–1–35	1,700	1,905
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	3,600	4,085
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	2,500	2,827
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10–1–41	2,885	3,301
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23	1,500	1,708
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7–1–26	2,500	2,850
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10–1–22	5,000	6,062
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 6.000%, 10–1–23	2,500	2,881
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	3,000	3,949
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 6.500%, 7–1–35	2,500	2,825
South Lake Cnty Hosp Dist, Rev Bonds (South Lake Hosp, Inc.), Ser 2009A, 6.250%, 4–1–39	1,000	1,136
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8–1–40	3,500	3,871

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2015

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj), Ser 2011, 5.250%, 10–15–22	$2,250	$ 2,616
		47,780
Georgia – 1.9%		
Atlanta Arpt, Gen Rev Rfdg Bonds, Ser 2010C, 5.750%, 1–1–23	2,000	2,396
Atlanta Dev Auth, Edu Fac Rev Bonds (Panther Place LLC Proj), Ser 2009A, 5.000%, 7–1–37	3,500	3,727
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B, 5.375%, 11–1–39	3,000	3,390
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	1,500	1,631
Dev Auth of Burke Cnty (GA), Pollutn Ctl Rev Bonds (Oglethorpe Power Corp. Vogtle Proj), Ser 2003A, 0.372%, 1–1–24 (A)	1,000	990
Griffin, GA Combined Pub Util Rev Rfdg Bonds, Ser 2012 (Insured by AGM):		
3.000%, 1–1–16	1,050	1,057
3.000%, 1–1–17	500	514
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 6.000%, 1–1–23	2,100	2,392
		16,097
Idaho – 0.5%		
Boise City, ID, Arpt Rev Rfdg Bonds (Air Terminal Fac Proj), Ser 2011:		
5.750%, 9–1–19	750	874
5.750%, 9–1–20	1,000	1,187
ID Hlth Fac Auth, Rev Bonds (St. Luke's Hlth Sys Proj), Ser 2008A, 6.750%, 11–1–37	2,000	2,279
		4,340
Illinois – 3.9%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5–1–36	1,750	1,768
Illinois (Continued)		
Cmnty College Dist No. 525 Cnty of Will, Grundy, Livingston, Cook, Kendall, LaSalle, and Kankakee (Joliet Jr College), GO Bonds (Alternate Rev Source), Ser 2008:		
5.750%, 6–1–28	$ 620	$ 683
5.750%, 6–1–28	380	429
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39	2,500	2,718
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11–1–30	2,500	2,976
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.750%, 7–1–33	2,500	2,837
IL Fin Auth, Student Hsng Rev Bonds (CHF-DeKalb LLC – Northn IL Univ Proj), Ser 2011, 5.750%, 10–1–21	2,000	2,218
IL GO Bonds, Ser 2012A, 4.000%, 1–1–23	7,150	7,284
IL Muni Elec Agy, Power Supply Sys Rev Rfdg Bonds, Ser 2015A, 5.000%, 2–1–32	3,000	3,414
IL Sales Tax Rev Bonds (Jr Oblig), Ser 2013, 5.000%, 6–15–26	1,700	1,975
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, 2013 Ser A, 5.000%, 1–1–35	3,000	3,324
Metro Pier and Exposition Auth IL, McCormick Place Expansion Proj Rfdg Bonds, Ser 2010B-1, 0.000%, 6–15–43 (B)	2,000	518
Rgnl Trans Auth, Cook, DuPage, Kane, Lake, McHenry and Will Cnty, IL, GO Bonds, Ser 2002A, 6.000%, 7–1–24	3,080	3,803
		33,947
Iowa – 0.8%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 5.750%, 6–1–31	1,000	1,075
IA Fin Auth, IA State Revolving Fund Rev Bonds, Ser 2008, 6.000%, 8–1–27	2,500	2,865
Iowa (Continued)		
IA Higher Edu Loan Auth, Private College Fac Rev and Rfdg Bonds (Upper IA Univ Proj), Ser 2010, 6.000%, 9–1–39	$2,145	$2,227
IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9–1–33	1,000	996
		7,163
Kansas – 0.7%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	2,000	2,143
Overland Park, KS, Trans Dev Dist, Sales Tax Rev Bonds (Oak Park Mall Proj), Ser 2010, 5.900%, 4–1–32	3,000	3,272
Unif Govt of Wyandotte Cnty/Kansas City, KS, Trans Dev Dist Sales Tax Rev Bonds (NFM-Cabela's Proj), Ser 2006, 5.000%, 12–1–27	655	658
		6,073
Kentucky – 0.9%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	4,500	5,096
6.500%, 3–1–45	2,000	2,267
		7,363
Louisiana – 2.2%		
Jefferson Parish Hosp Dist No. 1, Parish of Jefferson, LA, Hosp Rev Bonds, Ser 1998B, 5.250%, 1–1–28	1,000	1,130
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44	5,250	6,021
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1–1–33	1,000	1,142
Lafayette Pub Trust Fin Auth, Rev Bonds (Ragin' Cajun Fac, Inc. Hsng and Prkg Proj), Ser 2010, 5.250%, 10–1–20	2,040	2,370

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2015

MUNICIPAL BONDS (Continued)	Principal	Value
Louisiana (Continued)		
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	$1,000	$ 1,131
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A–1, 6.000%, 1–1–23	1,500	1,706
New Orleans, LA, GO Rfdg Bonds, Ser 2012, 5.000%, 12–1–25	1,500	1,689
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM):		
5.000%, 12–1–26	2,000	2,272
5.000%, 12–1–27	1,500	1,690
		19,151
Maine – 0.1%		
ME Edu Loan Auth, Student Loan Rev Bonds (Supplemental Edu Loan Prog), Ser 2009A–3, 5.875%, 12–1–39	950	1,040
Maryland – 1.0%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	1,750	1,874
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Johns Hopkins Hlth Sys Oblig Group Issue, Ser 2012D, 0.962%, 5–15–38 (A)	5,360	5,390
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Patterson Park Pub Charter Sch Issue, Ser 2010A, 6.000%, 7–1–40	1,500	1,568
		8,832
Massachusetts – 1.3%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7–1–30	2,220	2,457
MA Hlth and Edu Fac Auth, Rev Bonds, Springfield College Issue, Ser 2010, 5.625%, 10–15–40	1,000	1,070
MA Hlth and Edu Fac Auth, Rev Rfdg Bonds, Suffolk Univ Issue, Ser 2009A, 5.750%, 7–1–39	1,615	1,805
The Cmnwlth of MA, GO Rfdg Bonds (SIFMA Index Bonds), Ser 2013A, 0.380%, 2–1–17 (A)	6,000	5,997
		11,329
Michigan – 2.4%		
Board of Trustees of Grand Vly, State Univ, Gen Rev Bonds, Ser 2009, 5.750%, 12–1–34	$1,000	$ 1,063
MI Fin Auth, Hosp Rev and Rfdg Bonds (Trinity Hlth Credit Group), Ser 2015MI, 5.000%, 12–1–35	2,500	2,800
MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2015I, 5.000%, 4–15–34	2,500	2,852
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39	4,250	4,811
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V, 8.000%, 9–1–29	3,950	4,765
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W, 6.000%, 8–1–39	2,000	2,368
State Bldg Auth, Rev and Rev Rfdg Bonds (Fac Prog), Ser 2008I:		
6.000%, 10–15–38	1,195	1,379
6.000%, 10–15–38	805	910
		20,948
Minnesota – 0.6%		
Hsng and Redev Auth of Saint Paul, MN, Hlth Care Fac Rev Bonds (Hlth Partners Oblig Group Proj), Ser 2006, 5.250%, 5–15–36	2,000	2,110
Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Svc), Ser 2008A, 6.750%, 11–15–32	1,000	1,178
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1–1–20	2,000	2,283
		5,571
Missouri – 1.5%		
Belton, MO, Cert of Part, Ser 2008, 5.125%, 3–1–25	1,000	1,077
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5–15–39	2,250	2,483
Missouri (Continued)		
Indl Dev Auth of Cape Girardeau Cnty, MO, Hlth Fac Rev Bonds (Saint Francis Med Ctr), Ser 2009A, 5.750%, 6–1–39	$1,000	$ 1,119
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2015A:		
5.000%, 12–1–29	1,550	1,803
5.000%, 12–1–30	1,200	1,384
5.000%, 12–1–31	1,000	1,148
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Part, Ser 2009, 6.750%, 6–15–35	2,500	2,550
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM), 0.000%, 7–15–36 (B)	2,350	944
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, 6.000%, 9–1–24 (C)	1,871	132
		12,640
Nebraska – 0.1%		
Hosp Auth No. 1 of Sarpy Cnty, NE, Hlth Fac Rev Bonds (Immanuel Oblig Grp), Ser 2010, 5.625%, 1–1–40	1,000	1,093
Nevada – 0.6%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	3,000	3,417
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–25	1,715	2,092
		5,509
New Hampshire – 0.6%		
Business Fin Auth, Rev Bonds, Elliot Hosp Oblig Group Issue, Ser 2009A, 6.125%, 10–1–39	1,635	1,808
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	1,000	1,131
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4–1–38	1,985	2,360
		5,299

Municipal Bond Fund *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey – 4.3%		
Hudson Cnty Impvt Auth (Hudson Cnty, NJ), Fac Lease Rev Rfdg Bonds (Hudson Cnty Lease Proj), Ser 2010, 5.375%, 10–1–21	$ 2,500	$ 2,959
NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty LLC – Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31	2,900	3,240
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9–1–24	2,545	2,711
NJ Econ Dev Auth, Sch Fac Constr Rfdg Notes (SIFMA Index Notes), Ser 2013I, 1.620%, 3–1–28 (A)	7,000	6,197
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12–1–32	1,000	1,226
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1:		
5.000%, 12–1–19	1,385	1,542
5.500%, 12–1–21	1,145	1,311
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38	1,500	1,658
NJ Tpk Auth, Tpk Rev Bonds, Ser 2000D, 0.184%, 1–1–30	6,625	6,062
NJ Trans Trust Fund Auth, Trans Sys Bonds (Cap Apprec Bonds), Ser 2010A, 0.000%, 12–15–40 (B)	10,000	2,301
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2005B, 5.250%, 12–15–22	3,500	3,812
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12–15–22	1,000	1,140
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12–1–21	2,500	2,966
		37,125
New Mexico – 0.1%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2 (Insured by GNMA/FNMA/FHLMC), 5.250%, 7–1–30	$1,020	$1,045
New York – 8.3%		
Dormitory Auth of the State of NY, State Personal Income Tax Rev Bonds (Gen Purp), Ser 2015C (Tax-Exempt), 5.000%, 2–15–38	4,250	4,852
Metro Trans Auth, Trans Rev Bonds, Ser 2014C, 5.000%, 11–15–36	1,125	1,273
Metro Trans Auth, Trans Rev Rfdg Bonds, Ser 2015C-1, 5.000%, 11–15–35	2,500	2,863
NY Convention Ctr Dev Corp., Rev Rfdg Bonds (Hotel Unit Fee Secured), Ser 2015, 5.000%, 11–15–34	5,000	5,731
NY Dormitory Auth, Mercy Med Ctr Rev Bonds (Catholic Hlth of Long Island Oblig Group), Ser 1999B, 0.220%, 7–1–29 (A)	8,525	7,971
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohowak Power Corp. Proj), Ser 1985A (Insured by AMBAC), 0.486%, 12–1–23 (A)	4,350	4,132
NY State Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co. of NY, Inc. Proj), Sub Ser 1999A-1 (Insured by AMBAC), 0.137%, 5–1–34 (A)	8,000	7,320
NYC GO Bonds, Ser 2014D-1, 5.000%, 8–1–30	2,000	2,332
NYC Hsng Dev Corp., Multi-Fam Hsng Rev Bonds, Ser 2009K, 4.950%, 11–1–39	2,000	2,078
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (B)	2,675	2,032
0.000%, 3–1–26 (B)	2,685	1,926
0.000%, 3–1–27 (B)	2,500	1,718
NYC Muni Water Fin Auth, Water and Sewer Sys Second Gen Resolution Rev Bonds, Ser 2015HH, 5.000%, 6–15–37	8,500	9,794
New York (Continued)		
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2013I, 5.000%, 5–1–29	$2,600	$ 3,034
Port Auth of NY & NJ Consolidated Bonds, One Hundred Fifty-Second Ser (Insured by BHAC), 5.750%, 11–1–30	4,490	4,959
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013TE, 5.000%, 12–15–31	8,500	9,999
		72,014
North Carolina – 0.4%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.750%, 1–1–24	1,000	1,188
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A:		
0.000%, 1–1–37 (B)	3,000	1,242
5.750%, 1–1–39	1,000	1,111
		3,541
Ohio – 1.4%		
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	1,000	1,189
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp. Proj), Ser 2009E, 5.625%, 10–1–19	2,000	2,230
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12–1–30	4,500	5,186
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj), 5.750%, 11–15–40	1,000	1,091
OH Hosp Rev Bonds (Cleveland Clinic Hlth Sys Oblig Group), Ser 2008A, 5.250%, 1–1–33	2,000	2,164
OH Hsng Fin Agy, Residential Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2008J (Insured by GNMA/FNMA/FHLMC), 6.200%, 9–1–33	390	406
		12,266

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2015

MUNICIPAL BONDS (Continued)	Principal	Value
Oklahoma – 0.1%		
OK Muni Power Auth, Power Supply Sys Rev Bonds, Ser 2008A, 5.875%, 1–1–28	$ 1,000	$ 1,113
Oregon – 0.8%		
Port of Portland, OR, Portland Intl Arpt Rfdg Rev Bonds, Ser Twenty-Three, 5.000%, 7–1–33	5,000	5,785
Port of Portland, Portland Intl Arpt, Rev Bonds, Subser 20C, 5.000%, 7–1–22	1,000	1,146
		6,931
Pennsylvania – 6.2%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	1,000	1,225
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A:		
6.000%, 6–1–29	2,000	2,300
6.000%, 6–1–36	2,750	3,144
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39	3,500	3,776
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10–1–26	2,500	2,789
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009C, 0.000%, 6–1–33 (B)	4,000	4,786
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41	2,250	2,533
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010B-2, 0.000%, 12–1–28 (B)	8,500	9,406
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12–15–31	2,600	2,888
Philadelphia, PA, Arpt Rev Bonds, Ser 2010D, 5.250%, 6–15–22	5,000	5,692
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM), 5.250%, 12–15–24	10,750	11,966
Sch Dist of Philadelphia, GO Bonds, Ser 2015A:		
5.000%, 9–1–34	1,615	1,780

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
5.000%, 9–1–35	$1,000	$ 1,098
		53,383
Puerto Rico – 0.1%		
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 5.000%, 7–1–28	1,000	975
Rhode Island – 0.6%		
RI Hlth and Edu Bldg Corp., Hosp Fin Rev Bonds, Lifespan Oblig Group Issue, Ser 2009A, 6.250%, 5–15–30	1,590	1,819
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2008A, 5.250%, 12–1–18	2,935	3,173
		4,992
South Carolina – 1.1%		
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A, 6.500%, 4–1–42	4,015	4,937
SC Pub Svc Auth, Tax-Exempt Rfdg and Impvt Rev Oblig, Ser 2015A, 5.000%, 12–1–31	4,300	4,928
		9,865
South Dakota – 0.1%		
SD Hlth and Edu Fac Auth (Huron Rgnl Med Ctr Issue), Rev Bonds, Ser 1994, 7.300%, 4–1–16	395	405
Tennessee – 1.2%		
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2011A-1:		
5.750%, 7–1–19	2,220	2,559
5.750%, 7–1–20	1,330	1,566
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2006A, 5.500%, 7–1–36	3,000	3,091
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A, 6.500%, 7–1–38	2,500	2,875
		10,091

MUNICIPAL BONDS (Continued)	Principal	Value
Texas – 11.0%		
Arlington, TX, Spl Tax Rev Bonds, Ser 2008 (Insured by BHAC), 5.500%, 8–15–27	$2,000	$2,195
Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	3,250	3,657
Cap Area Cultural Ed Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4–1–45	1,000	1,149
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24	2,500	3,060
Clifton Higher Edu Fin Corp., Edu Rev Bonds (Uplift Edu), Ser 2014A, 4.250%, 12–1–34	2,000	1,944
Dallas Independent Sch Dist (Dallas Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2008, 6.375%, 2–15–34	2,500	2,833
Frisco Independent Sch Dist (Collin and Denton Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2008A, 6.000%, 8–15–38	2,500	2,833
Harris Cnty Hlth Fac Dev Corp., Hosp Rev Rfdg Bonds (Mem Hermann Hlthcare Sys), Ser 2008B, 7.000%, 12–1–27	2,500	2,977
Harris Cnty Hlth Fac Dev Corp., Thermal Util Rev Bonds (Teco Proj), Ser 2008, 5.000%, 11–15–26	2,500	2,758
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 5.750%, 2–15–28	1,000	1,010
Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds (SIFMA Index Floating Rate Bonds), Ser 2012C, 0.620%, 5–15–34 (A)	3,500	3,500
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A:		
6.250%, 5–15–28	2,480	2,832
6.250%, 5–15–28	20	23
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 5.625%, 12–1–17	5,000	5,199

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2015

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (B)	$25,000	$14,732
Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A, 6.500%, 8–15–39	1,000	1,126
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.750%, 11–15–37	3,000	3,062
Tarrant Cnty, TX, Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty Proj), Ser 2015A, 5.250%, 11–15–35	500	506
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26	1,500	1,655
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–16	2,000	2,099
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	2,000	2,341
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–33	2,250	2,740
7.000%, 6–30–40	5,000	5,955
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40	2,500	3,025
TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2011, 6.750%, 5–1–26	3,740	4,257
TX Tpk Auth, Cent TX Tpk Sys, First Tier Rev Bonds, Ser 2002A (Insured by BHAC):		
0.000%, 8–15–26 (B)	23,160	16,454
0.000%, 8–15–26 (B)	1,340	1,034
		94,956
Virgin Islands – 0.1%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 6.750%, 10–1–37	$1,000	$ 1,128
Virginia – 0.6%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7–1–29	2,500	2,871
Isle of Wight Cnty, VA, GO Pub Impvt Bonds, Ser 2008B, 6.000%, 7–1–27	1,605	1,868
		4,739
Washington – 2.1%		
Port of Seattle, Intermediate Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 3–1–35	1,700	1,927
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009, 7.000%, 7–1–39	1,000	1,216
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.125%, 3–1–29	2,500	3,007
WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8–15–36	2,910	3,094
WA Pub Power Supply Sys, Nuclear Proj No. 1, Rfdg Rev Bonds, Ser 1989B, 7.125%, 7–1–16	8,200	8,623
		17,867
Wisconsin – 0.6%		
WI Gen Fund Annual Appropriation Bonds, Ser 2009A, 5.750%, 5–1–33	1,000	1,147
WI Hlth and Edu Fac Auth, Rev Bonds (Aurora Hlth Care, Inc.), Ser 2010A, 5.625%, 4–15–39	1,500	1,673
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2–15–39	2,000	2,376
		5,196
Wyoming – 0.3%		
WY Cmnty Dev Auth, Hsng Rev Bonds, 2014 Ser 1, 3.700%, 12–1–27	$1,420	$ 1,459
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.500%, 1–1–28	1,000	1,095
		2,554
TOTAL MUNICIPAL BONDS – 86.7%		**$750,979**
(Cost: $673,692)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 0.6%		
J.M. Smucker Co. (The), 0.280%, 10–1–15	4,897	4,897
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (E)	256	256
Municipal Obligations – 11.7%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America N.A.), 0.010%, 10–1–15 (E)	6,700	6,700
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron USA, Inc. Proj), Ser 2010C (GTD by Chevron Corp.), 0.010%, 10–1–15 (E)	2,100	2,100
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.040%, 10–7–15 (E)	1,500	1,500
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.), 0.020%, 10–7–15 (E)	4,100	4,100
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006, 0.020%, 10–7–15 (E)	3,700	3,700
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank N.A.), 0.020%, 10–7–15 (E)	255	255

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2015

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02–01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank N.A.), 0.050%, 10–7–15 (E)	$ 1,325	$ 1,325
Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.), 0.010%, 10–7– 15 (E)	2,500	2,500
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2014C-C (GTD by U.S. Bank N.A.), 0.010%, 10–1–15 (E)	5,500	5,500
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.010%, 10–7–15 (E)	1,500	1,500
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax-Exempt), 0.020%, 10–7–15 (E)	3,800	3,800
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.010%, 10–1–15 (E)	10,815	10,815
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 10–1–15 (E)	$16,000	$16,000
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 10–1–15 (E)	19,000	19,000
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp. Issue, Ser 2008C (GTD by JPMorgan Chase & Co.), 0.010%, 10–7–15 (E)	6,300	6,300
NYC GO Bonds, Fiscal 2008 Series L-4, 0.010%, 10–1–15 (E)	2,000	2,000
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.020%, 10–1–15 (E)	1,545	1,545
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank N.A.), 0.010%, 10–7–15 (E)	3,549	3,549
The Regents of the Univ of CA, Gen Rev Bonds, SerAL (Var Rate Demand Bonds), 0.020%, 10–7–15 (E)	$5,000	$ 5,000
Tuscaloosa Cnty Indl Dev Auth, Gulf Opp Zone Bonds (Hunt Refining Proj), Ser 2011G (GTD by Bank of Nova Scotia), 0.010%, 10–7–15 (E)	4,000	4,000
		101,189
TOTAL SHORT-TERM SECURITIES – 12.3%		**$106,342**
(Cost: $106,342)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$857,321**
(Cost: $780,034)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**8,262**
NET ASSETS – 100.0%		**$865,583**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015.

(B)Zero coupon bond.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Rate shown is the yield to maturity at September 30, 2015.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$ 750,979	$ —
Short-Term Securities	—	106,342	—
Total	$ —	$ 857,321	$ —

During the year ended September 30, 2015, securities totaling $16,277 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Transfers out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Level 1 and 2 during the year.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BHAC = Berkshire Hathaway Assurance Corporation
CR = Custodial Receipts
FGIC = Financial Guaranty Insurance Co.
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GNMA = Government National Mortgage Association
GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Michael J. Walls

Below, Michael J. Walls, portfolio manager of the Waddell & Reed Advisors Municipal High Income Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2015. He has managed the Fund for since 2008 and has 17 years of industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2015	
Municipal High Income Fund (Class A shares at net asset value)	3.78%
Municipal High Income Fund (Class A shares including sales charges)	–0.66%
Benchmark(s) and/or Lipper Category	
Barclays Municipal High Yield Index	1.24%
(generally reflects the performance of securities representing the high-yield municipal bond market)	
Lipper High Yield Municipal Debt Funds Universe Average	4.16%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Duration and credit management

The middle part of the curve (i.e. the 10-year maturity) outperformed both shorter- and longer-dated bonds during the Fund's fiscal year. The five-year and 30-year maturities had negative returns of .15% and .44%, respectively, while the 10-year maturity gained 1.60%. Having a portfolio of high-coupon bonds priced to shorter call dates with most of those calls around the 10-year maturity contributed to the Fund's performance against funds with longer maturity or very short duration funds, although the Fund modestly underperformed its Lipper peer group overall. Having limited exposure to Puerto Rico versus the benchmark also positively affected performance in the Fund as talk of debt restructuring resulted in a negative return of 15.73% for Puerto Rico-backed bonds.

While duration management is important for a bond fund, we believe that credit selection is paramount when investing in a high-yield municipal bond fund. With the steady rally in the municipal bond market we have begun shying away from new issues as we view them as fully priced. We are still actively engaged in the secondary market because we believe it is much more attractive on a relative basis. We will continue to actively deploy cash into attractive income opportunities for our investors.

Although flows into high-yield municipal mutual funds were positive for the year ending September 30, 2015, we began to see small withdrawals in the final quarter of the fiscal year. Because of these outflows, we have become less constructive on the high-yield municipal space. However, as we discussed previously, we continue to participate selectively in the new-issue market, although attractively-priced deals can be difficult to find. Even with our concern over negative flows, we believe demand for municipal bonds should continue as a result of higher taxes and the relative attractiveness versus taxable equivalents.

Puerto Rico and concerns about higher rates continue to be the talk of the market. We believe any potential restructuring of Puerto Rico's debt is already reflected in bond prices and, likewise, we feel slow global growth will keep interests rates low in the near term. While we expect additional negative headlines about municipal finance, we continue to believe municipals may be able to provide high-net-worth investors with attractive levels of income over the long term.

Looking ahead

With the positive gains in municipal bond funds realized beginning in January 2014 and following in 2015, we are less optimistic moving forward. We have begun to shorten duration versus the high-yield index through aggressively seeking larger-coupon bonds that are priced to short call dates. We will continue purchasing deals in the secondary markets, and to a lesser degree in new issues, as opportunities present themselves.

In the near term, we believe volatility will trend upward as negative headlines in the global economy will create a large amount of uncertainty in the market. It is important for investors to realize that we believe prudent managers diversify across states and sectors and do not put too many eggs in one basket. We believe that one bond should not materially affect the whole fund.

We believe investors will continue to search for tax-exempt yield due to higher tax rates, which should benefit the municipal market. In our view, patient investors should be rewarded over the long haul. We will continue to maintain diversification across sectors and geographical regions.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects that maximum applicable front-end sales load.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest-rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. The Fund may include a

significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). Investments in municipal instruments can be volatile and significantly affected by adverse tax rulings, legislative or political changes, market and economic conditions, issuer, industry-specific (including the credit quality of municipal issuers) and other conditions. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Municipal High Income Fund.

Asset Allocation

Bonds	**93.6%**
Municipal Bonds	93.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**6.4%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	95/145	66
3 Year	52/116	45
5 Year	62/109	57
10 Year	4/65	7

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**35.5%**
AA	1.7%
A	10.6%
BBB	23.2%
Non-Investment Grade	**58.1%**
BB	7.5%
B	3.3%
CCC	1.1%
Below CCC	2.7%
Non-rated	43.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**6.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.



	Municipal High Income Fund, Class A Shares[1]	$15,614
	Barclays Municipal High Yield Index	$16,035

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C
1-year period ended 9-30-15	-0.66%	-1.20%	2.92%
5-year period ended 9-30-15	4.26%	4.01%	4.31%
10-year period ended 9-30-15	4.56%	4.26%	4.11%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase).

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2015

MUNICIPAL BONDS	Principal	Value
Alabama – 0.5%		
Butler Cnty Indl Dev Auth, Envirnmt Impvt Rev Bonds, Ser 2008A, 7.000%, 9–1–32	$ 1,000	$ 1,114
Jefferson Cnty, AL, Swr Rev Bonds, Ser 2013-D, 6.500%, 10–1–53	2,970	3,419
		4,533
Alaska – 0.6%		
Northn Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6–1–46	5,915	4,704
American Samoa – 0.6%		
American Samoa Econ Dev Auth, Gen Rev and Ref Bonds, Ser 2015A, 6.625%, 9–1–35	5,000	5,014
Arizona – 2.8%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B, 0.981%, 1–1–37 (A)	10,000	8,885
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25	8,000	8,880
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12–1–32	1,430	1,549
6.250%, 12–1–46	1,500	1,625
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3–1–42	2,000	2,327
		23,266
California – 6.1%		
CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6–1–36	1,000	1,004
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.750%, 10–1–39	4,000	4,548
CA Statewide Cmnty Dev Auth, Rev Bonds (Methodist Hosp of South CA Proj), Ser 2009 (Insured by FHA), 6.625%, 8–1–29	2,225	2,622
MUNICIPAL BONDS (Continued)	**Principal**	**Value**
California (Continued)		
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	$2,995	$ 3,175
6.350%, 7–1–46	1,705	1,823
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009, 7.000%, 11–15–29	1,500	1,753
Cert of Part, Oro Grande Elem Sch Dist, Ser 2010, 6.125%, 9–15–40	5,000	5,797
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1, 5.125%, 6–1–47	5,000	4,151
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A, 5.000%, 6–1–35	6,265	7,041
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part:		
6.625%, 11–1–29	2,000	2,213
6.750%, 11–1–39	900	999
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40	2,500	2,928
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds:		
7.750%, 8–1–28	1,000	1,072
8.000%, 8–1–38	1,400	1,503
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011, 7.500%, 12–1–41	4,000	4,867
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9–1–42	1,000	1,134
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6–1–37	5,500	4,849
		51,479
Colorado – 7.3%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2006, 5.250%, 10–1–40	2,000	2,039
MUNICIPAL BONDS (Continued)	**Principal**	**Value**
Colorado (Continued)		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10–1–40	$4,805	$5,005
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008B, 8.000%, 12–1–38	1,140	1,347
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38	2,700	3,240
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38	4,000	4,741
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	5,975	6,582
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty - Clermont Park Proj), Ser 2006A, 5.750%, 1–1–37	3,000	3,043
CO Hlth Fac Auth, Rev Bonds (CO Sr Residences Proj), Ser 2012, 7.000%, 6–1–42	3,665	3,170
CO Hlth Fac Auth, Rev Rfdg Bonds (Christian Living Cmnty Proj), Ser 2012, 5.250%, 1–1–37	1,000	1,028
Kremmling Mem Hosp Dist Proj, Ser 2010, 7.125%, 12–1–45	5,000	4,145
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12–1–37	4,000	4,456
North Range Metro Dist No. 2, Adams Cnty, CO, Ltd. Tax GO Bonds, Ser 2007, 5.500%, 12–15–37	7,300	7,372
Pub Auth for CO Enrg, Natural Gas Purchase Rev Bonds, Ser 2008, 6.500%, 11–15–38	3,000	3,961
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	3,000	3,493
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd. Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37	4,118	4,106

Municipal High Income Fund (in thousands) SEPTEMBER 30, 2015

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd. Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34	$3,190	$ 3,405
		61,133
Connecticut – 0.6%		
Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39	4,500	5,335
Florida – 3.0%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11–1–29	2,250	2,463
6.750%, 11–1–39	2,390	2,630
Cap Trust Agy, Rev Bonds (Million Air One LLC Gen Aviation Fac Proj), Ser 2011, 7.750%, 1–1–41	4,000	3,819
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A:		
6.000%, 6–15–32	2,600	2,649
6.000%, 9–15–40	6,000	6,228
6.125%, 6–15–43	1,000	1,017
FL Dev Fin Corp., Rev Bonds (Sculptor Charter Sch Proj), Ser 2008A, 7.250%, 10–1–38	1,985	2,113
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at Health Park FL, Inc. Proj), Ser 2012, 6.500%, 10–1–47	3,835	4,286
		25,205
Georgia – 1.5%		
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	2,000	2,174
Greene Cnty Dev Auth, GA, First Mtg Rev Bonds (Glen-I LLC Proj), Ser 2015A, 7.250%, 1–1–46	6,000	6,043
Savannah Econ Dev Auth, Rfdg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2013, 7.250%, 1–1–49	4,000	4,597
		12,814
Guam – 0.4%		
Govt of GU, GO Bonds, Ser 2009A, 7.000%, 11–15–39	$2,700	$3,336
Hawaii – 0.3%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A:		
8.750%, 11–15–29	400	501
9.000%, 11–15–44	2,000	2,506
		3,007
Illinois – 9.0%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5–1–36	2,500	2,525
Chicago Multi–Fam Hsng Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12–1–43	3,000	2,800
Cook Cnty, IL, Recovery Zone Fac Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.500%, 10–15–40	4,500	4,680
Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28	1,395	1,467
IL Fin Auth, Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012, 5.750%, 5–15–46	2,500	2,648
IL Fin Auth, Multi-Family Hsng Rev Bonds (St. Anthony of Lansing Proj), Ser 2012, 6.500%, 12–1–32	4,660	4,780
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010A, 8.000%, 5–15–46	8,000	9,176
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11–1–38	2,565	3,053
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009C, 6.625%, 11–1–39	3,000	3,589
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44	5,000	6,126
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3–1–32	3,500	3,652
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010, 7.500%, 3–1–32	$2,000	$ 2,077
SW IL Dev Auth, Local Govt Prog Rev Bonds (Collinsville Ltd. Incr Sales Tax Proj), Ser 2007, 5.350%, 3–1–31	1,160	903
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–22	3,560	4,096
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22	695	746
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3–1–23	2,805	2,922
SW IL Dev Auth, Sr Care Fac Rev Bonds (Eden Ret Ctr, Inc. Proj), Ser 2006, 5.850%, 12–1–36	2,675	2,442
Vlg of Bridgeview, Cook Cnty, IL GO Rfdg Bonds, Ser 2014A, 5.500%, 12–1–43	5,000	4,843
Vlg of Bridgeview, Cook Cnty, IL, GO Bonds, Ser 2015A, 5.625%, 12–1–41	4,000	4,034
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12–1–29 (D)	7,385	6,289
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10–1–36	2,420	2,643
		75,491
Indiana – 3.2%		
City of Carmel, IN, Rev Bonds, Ser 2012A, 7.125%, 11–15–47	6,250	7,002
Hammond, IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	810	819
Hendricks Cnty Redev Dist, Tax Incr Rev Rfdg Bonds, Ser 2010B, 6.450%, 1–1–23	1,030	1,035
IN Fin Auth, Midwestrn Disaster Relief Rev Bonds (OH Vly Elec Corp. Proj), Ser 2012A, 5.000%, 6–1–39	6,335	6,583

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2015

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana (Continued)		
Lake Station 2008 Bldg Corp., Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7–15–27	$2,000	$ 2,205
Terre Haute, IN, Rev Bonds (Westminister Vlg Proj), Ser 2012, 6.000%, 8–1–39	1,000	1,011
Westfield Redev Dist, Tax Incr Rev Bonds of 2009, 6.500%, 2–1–30	2,000	2,264
Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2–1–30	3,685	3,926
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Lakefront Dev Proj), Ser 2010, 6.750%, 1–15–32	1,585	1,750
		26,595
Iowa – 0.8%		
IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A, 6.750%, 11–15–37	4,500	4,731
IA Fin Auth, Rev and Rfdg Bonds (Childserve Proj), Ser 2015B, 5.000%, 6–1–36	2,425	2,400
		7,131
Kansas – 2.1%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	3,000	3,215
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2008A, 6.750%, 9–1–30	2,920	3,091
Kansas City, Wyandotte Cnty, KS, Unif Govt Spl Oblig Rev Sales Tax Bonds (Vacation Vlg Proj), Ser 2015A, 5.750%, 9–1–32 (B)	3,000	2,987
Lawrence, KS (The Bowersock Mills & Power Co. Hydroelec Proj), Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8–1–37	3,500	3,649
Lenexa, KS, Spl Oblig Tax Incr Rev Bonds (City Ctr East Proj I), Ser 2007, 6.000%, 4–1–27 (C)	4,176	835

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Olathe, KS, Sr Living Fac Rev Bonds (Catholic Care Campus, Inc.), Ser 2006A, 6.000%, 11–15–38	$ 2,500	$ 2,521
Olathe, KS, Trans Dev Dist Sales Tax Rev Bonds (The Olathe Gateway TDD No. 1a Proj), Ser 2006:		
5.000%, 12–1–16 (C)	68	26
5.000%, 12–1–28 (C)	95	36
Wilson Cnty, KS, Hosp Rev Bonds, Ser 2006, 6.200%, 9–1–26	1,000	1,101
		17,461
Kentucky – 1.1%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	5,500	6,228
6.500%, 3–1–45	2,500	2,834
		9,062
Louisiana – 3.7%		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1–1–33	1,000	1,141
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev and Rfdg Bonds (CDF Hlthcare of LA LLC Proj), Ser 2015A, 5.625%, 6–1–45	3,000	3,016
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2013B, 10.500%, 7–1–39	11,000	12,197
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj - Phase IIA), Ser 2014A, 8.375%, 7–1–39	6,000	6,199
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pelletes, Inc. Proj), Ser 2015, 7.750%, 7–1–39	3,000	3,003
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	4,600	5,204
		30,760

MUNICIPAL BONDS (Continued)	Principal	Value
Maryland – 0.4%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	$ 1,250	$ 1,338
MD Econ Dev Corp., Port Fac Rfdg Rev Bonds (CNX Marine Terminals, Inc. Port of Baltimore Fac), Ser 2010, 5.750%, 9–1–25	2,000	2,013
		3,351
Massachusetts – 1.7%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 7.000%, 7–1–42	4,000	4,523
MA Port Auth, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2001B (Auction Rate Sec) (Insured by AMBAC), 0.379%, 1–1–31 (A)	11,500	9,760
		14,283
Michigan – 3.2%		
MI Fin Auth, Hosp Rev and Rfdg Bonds (Presbyterian Vlg of MI), Ser 2015, 5.250%, 11–15–35	2,340	2,368
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012:		
7.100%, 10–1–31	1,000	1,022
7.450%, 10–1–41	1,000	1,026
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2010A:		
5.900%, 12–1–30	2,000	2,014
6.500%, 12–1–40	3,000	3,075
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10–1–45 (C)	9,815	6,207
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008A, 6.875%, 6–1–42	7,600	7,603
The Econ Dev Corp. of Dearborn, MI, Ltd. Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008:		
6.000%, 11–15–18	1,145	1,163
7.000%, 11–15–38	2,400	2,429
		26,907

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2015

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri – 6.8%		
Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A, 7.750%, 5–1–28	$2,470	$2,608
Arnold, MO, Sales Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009B, 8.000%, 5–1–28	2,045	2,166
Ballwin, MO, Tax Incr Rfdg and Impvt Rev Bonds (Ballwin Town Ctr Redev Proj), Ser 2002A, 6.250%, 10–1–17	1,700	1,668
Blue Springs, MO, Spl Oblig Tax Incr and Spl Dist Rfdg and Impvt Bonds (Adams Farm Proj), Ser 2015A, 5.250%, 6–1–39	5,000	5,005
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.875%, 12–1–31	675	542
6.125%, 12–1–36	675	535
Chillicothe, MO, Tax Incr Rev Bonds (South U.S. 65 Proj), Ser 2006, 5.625%, 4–1–24	860	661
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.400%, 10–1–26	760	708
5.500%, 10–1–31	1,500	1,351
5.550%, 10–1–36	400	350
Hlth and Edu Fac Auth of MO, Edu Fac Rfdg Rev Bonds, Rockhurst Univ, Ser 2011A, 6.500%, 10–1–30	1,500	1,675
Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11–1–23	2,600	2,601
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008:		
0.000%, 4–1–55 (D)	3,302	493
5.750%, 4–1–55	2,391	2,246
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, 7.000%, 9–1–35	2,910	3,024
MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2005A, 6.000%, 6–1–20	840	917

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, 4.500%, 11–1–27	$3,500	$3,777
St. Louis Cnty, MO, Rev Notes (Lambert Arpt Eastn Perimeter Redev Proj-RPA1), Sr Ser B, 9.000%, 11–1–31	3,000	3,425
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7–15–36 (D)	1,500	603
0.000%, 7–15–37 (D)	2,500	955
Stone Canyon Cmnty Impvt Dist, Independence, MO, Rev Bonds (Pub Infra Impvt Proj), Ser 2007, 5.750%, 4–1–27 (C)	1,250	381
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, 5.750%, 3–1–27	1,350	1,383
The Indl Dev Auth of Branson, MO, Tax Incr Rev Bonds (Branson Shoppes Redev Proj), Ser 2006A, 5.950%, 11–1–29	2,700	2,732
The Indl Dev Auth of Grandview, MO, Tax Incr Rev Bonds (Grandview Crossing Proj 1), Ser 2006, 5.750%, 12–1–28 (C)	1,000	247
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1–1–24	3,875	3,882
6.500%, 1–1–35	3,000	3,005
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3–1–29	1,185	1,155
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, 6.000%, 9–1–24 (C)	3,743	264
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	2,940	3,020

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8–15–32	$6,000	$ 6,009
		57,388
Nebraska – 1.3%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9–1–37	8,000	8,792
5.000%, 9–1–42	2,000	2,151
		10,943
Nevada – 1.4%		
Director of the State of NV, Dept of Business and Industry Charter Sch Lease Rev Bonds (Somerset Academy), Ser 2015A, 5.125%, 12–15–45	2,515	2,503
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	5,000	5,694
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–38	3,000	3,660
		11,857
New Jersey – 1.5%		
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, 5.125%, 9–15–23	2,000	2,170
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12–1–32	2,500	3,064
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007-1A, 5.000%, 6–1–41	8,980	7,104
		12,338
New York – 3.6%		
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A2, 6.500%, 1–1–32	1,125	1,127

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2015

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A4, 6.700%, 1–1–49	$ 3,750	$ 3,715
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A5, 6.700%, 1–1–49	726	719
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014B, 5.500%, 7–1–20	1,453	1,453
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014C, 2.000%, 1–1–49	2,570	141
NY Liberty Dev Corp., Rev Bonds (3 World Trade Center Proj), Ser 2014, 5.000%, 11–15–44	15,000	15,206
Suffolk Cnty Indl Dev Agy, Assisted Living Fac Rev Bonds (Medford Hamlet Assisted Living Proj), Ser 2005, 6.375%, 1–1–39	1,800	1,818
The Orange Co. Funding Corp. (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1–1–46	6,015	6,025
		30,204
Ohio – 0.7%		
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	3,500	4,162
Summit Cnty Port Auth, OH (Cleveland – Flats East Dev Proj), Ser 2010B, 6.875%, 5–15–40	1,230	1,386
		5,548
Oklahoma – 0.8%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11–15–25	2,000	2,004

MUNICIPAL BONDS (Continued)	Principal	Value
Oklahoma (Continued)		
6.000%, 11–15–38	$4,550	$ 4,555
		6,559
Oregon – 1.3%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hlthcare Cmnty, Inc.), Ser 2008, 8.250%, 1–1–38	4,000	4,935
Port of Portland, OR, Portland Intl Arpt Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7–1–30	5,000	5,679
		10,614
Pennsylvania – 3.2%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	3,000	3,676
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 5.250%, 1–1–41	3,000	3,120
DE Cnty Indl Dev Auth, PA, Rfdg Rev Bonds (Covanta Proj), Ser 2015A, 5.000%, 7–1–43	5,000	5,028
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8–15–40	6,540	6,677
PA Econ Dev Fin Auth, Exempt Fac Rev Ref Bonds (PPL Enrg Supply LLC Proj), Ser 2009A, 6.400%, 12–1–38	4,000	4,169
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E, 0.000%, 12–1–38 (A)	3,000	3,315
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992:		
7.300%, 7–1–12 (C)	1,850	351
7.350%, 7–1–22 (C)	3,400	646
		26,982
Puerto Rico – 2.8%		
Cmnwlth of PR, GO Bonds of 2014, Ser A, 8.000%, 7–1–35	5,000	3,758
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A:		
5.750%, 7–1–28	2,000	1,353
5.500%, 7–1–39	3,750	2,444

MUNICIPAL BONDS (Continued)	Principal	Value
Puerto Rico (Continued)		
PR Aqueduct and Sewer Auth, Rev Bonds, Ser 2012A (Sr Lien), 5.750%, 7–1–37	$ 1,000	$ 692
PR Elec Power Auth, Power Rev Bonds, Ser 2013A, 7.000%, 7–1–43	13,000	8,453
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8–1–39	5,000	2,116
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010A:		
5.375%, 8–1–39	5,000	2,104
5.500%, 8–1–42	1,000	421
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, Ser 2011C, 5.250%, 8–1–40	3,000	1,880
		23,221
South Carolina – 0.7%		
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A, 6.500%, 4–1–42	5,000	6,148
Texas – 14.1%		
Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	1,750	1,969
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3–1–33	3,500	4,284
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (D)	2,000	795
0.000%, 1–1–40 (D)	1,500	480
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A, 5.000%, 11–1–45	5,500	5,797
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013B, 5.000%, 11–1–44	5,000	5,513
Grand Prkwy Trans Corp., First Tier Toll Rev Bonds, Ser 2013A, 5.500%, 4–1–53	10,000	11,055
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A, 9.000%, 9–1–38	2,970	3,281

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2015

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Harris Cnty Cultural Edu Fac Fin Corp., Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8–15–28	$4,500	$4,844
HFDC of Cent TX, Inc., Ret Fac Rev Bonds (The Vlg at Gleannloch Farms, Inc. Proj), Ser 2006A, 5.500%, 2–15–27	1,500	1,523
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–38	1,600	1,617
La Vernia Higher Edu Fin Corp. (KIPP, Inc.), Ser 2009A, 6.375%, 8–15–44	2,000	2,393
La Vernia Higher Edu Fin Corp. (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8–15–38	5,145	5,817
Lubbock Hlth Fac Dev Corp., First Mtg Rev and Rfdg Bonds (Carillon Sr Life Care Cmnty Proj), Ser 2005A, 6.625%, 7–1–36	6,000	6,133
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 6.875%, 12–1–24	2,000	2,086
Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8–15–29	900	1,005
6.500%, 8–15–39	1,800	2,026
Tarrant Cnty Cultural Edu Fac Fin Corp., Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A:		
7.300%, 6–1–29	450	528
7.750%, 6–1–39	1,200	1,468
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.750%, 11–15–37	6,000	6,124
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.125%, 11–15–39	750	714
8.250%, 11–15–44	7,000	6,703

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Tarrant Cnty, TX, Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty Proj), Ser 2015B-1, 4.500%, 11–15–21	$4,000	$ 4,010
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–32	1,000	1,082
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	9,750	11,410
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–32	1,500	1,827
7.000%, 6–30–40	6,000	7,146
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40	5,400	6,534
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2–15–40	3,000	3,752
TX Trans Comsn, Cent TX Tpk Sys First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8–15–41	6,445	7,023
		118,939
Utah – 0.3%		
Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A, 5.500%, 6–1–37	2,000	2,173
Virginia – 3.9%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2013A:		
6.000%, 6–1–43	3,911	3,825
2.000%, 10–1–48	1,265	57

MUNICIPAL BONDS (Continued)	Principal	Value
Virginia (Continued)		
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7–1–38	$ 4,795	$ 5,528
Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007:		
0.000%, 9–1–41 (D)	821	113
5.625%, 9–1–41	2,779	2,507
Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 L.P. - Sussex Apt Proj), Ser 1996, 8.000%, 9–1–26	1,940	1,941
VA Small Business Fin Auth, Sr Lien Rev Bonds (95 Express Lanes LLC Proj), Ser 2012, 5.000%, 7–1–34	4,590	4,853
VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco LLC Proj), Ser 2012:		
6.000%, 1–1–37	2,000	2,265
5.500%, 1–1–42	11,000	11,973
		33,062
Washington – 0.8%		
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12–1–21	1,865	2,027
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3–1–38	4,100	4,966
		6,993
Wisconsin – 1.0%		
Pub Fin Auth, Sr Arpt Fac Rev and Rfdg Bonds (Trlps Obligated Group), Ser 2012B, 5.000%, 7–1–42	4,500	4,671
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35	1,000	1,105
6.125%, 6–1–39	1,000	1,100
WI Pub Fin Auth, Edu Rev Bonds (Triad Edu Svc), Ser 2015A, 5.500%, 6–15–45	2,000	1,960
		8,836

MUNICIPAL BONDS (Continued)	Principal	Value
Wyoming – 0.5%		
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.500%, 1–1–38	$4,000	$ 4,334
TOTAL MUNICIPAL BONDS – 93.6%		**$787,006**
(Cost: $763,288)		
SHORT-TERM SECURITIES		
Commercial Paper (E) – 1.0%		
Becton Dickinson & Co., 0.360%, 10–5–15	5,000	5,000
J.M. Smucker Co. (The), 0.280%, 10–1–15	2,792	2,792
		7,792
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.200%, 10–7–15 (F)	1,092	1,092
Municipal Obligations – 4.2%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.), 0.010%, 10–7–15 (F)	8,500	8,500
CA GO Bonds, Ser 2005A3 (GTD by Bank of America N.A.), 0.010%, 10–7–15 (F)	1,000	1,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
CA Infra and Econ Dev Bank, Var Rate Dnd Rfdg Rev Bds (LA Cnty Mus of Nat Hist Fndtn), Ser 2008A (GTD by Wells Fargo Bank N.A.), 0.010%, 10–1–15 (F)	$3,000	$3,000
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.040%, 10–7–15 (F)	1,300	1,300
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.), 0.020%, 10–7–15 (F)	2,400	2,400
Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.), 0.010%, 10–7–15 (F)	1,000	1,000
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.020%, 10–7–15 (F)	5,640	5,640
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2014C–C (GTD by U.S. Bank N.A.), 0.010%, 10–1–15 (F)	2,500	2,500

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 10–1–15 (F)	$3,000	$ 3,000
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.020%, 10–1–15 (F)	2,000	2,000
Tuscaloosa Cnty Indl Dev Auth, Gulf Opp Zone Bonds (Hunt Refining Proj), Ser 2011I (GTD by Bank of Nova Scotia), 0.010%, 4–1–28 (F)	5,000	5,000
		35,340
TOTAL SHORT-TERM SECURITIES – 5.3%		**$ 44,224**
(Cost: $44,224)		
TOTAL INVESTMENT SECURITIES – 98.9%		**$831,230**
(Cost: $807,512)		
CASH AND OTHER ASSETS, NET OF LIABILITIES(G) – 1.1%		**9,174**
NET ASSETS – 100.0%		**$840,404**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015.

(B) Purchased on a when-issued basis with settlement subsequent to September 30, 2015.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Zero coupon bond.

(E) Rate shown is the yield to maturity at September 30, 2015.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2015. Date shown represents the date that the variable rate resets.

(G) Cash of $364 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at September 30, 2015 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Depreciation
U.S. Treasury Long Bond	Short	12-31-15	107	$(16,836)	$(70)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$—	$787,006	$—
Short-Term Securities	—	44,224	—
Total	$—	$831,230	$—
Liabilities			
Futures Contracts	$70	$ —	$—

During the year ended September 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
FHA = Federal Housing Administration
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
ASSETS							
Investments in unaffiliated securities at value+	$1,212,239	$1,365,252	$695,171	$249,705	$2,076,306	$857,321	$831,230
Investments at Value	1,212,239	1,365,252	695,171	249,705	2,076,306	857,321	831,230
Cash	1	4,923	89	107	5,185	1	226
Cash denominated in foreign currencies at value+	—	—	—	—	10	—	—
Restricted Cash	—	—	—	—	—	—	364
Investment securities sold receivable	—	4	374	—	11,477	—	70
Dividends and interest receivable	11,248	255	8,735	1,216	41,335	9,517	13,369
Capital shares sold receivable	931	15,269	277	420	1,393	428	643
Receivable from affiliates	—	3,816	—	—	—	—	—
Unrealized appreciation on forward foreign currency contracts	—	—	84	—	159	—	—
Variation margin receivable	—	—	—	—	—	—	60
Prepaid and other assets	54	124	51	46	109	58	173
Total Assets	1,224,473	1,389,643	704,781	251,494	2,135,974	867,325	846,135
LIABILITIES							
Investment securities purchased payable	—	—	—	—	7,223	—	2,977
Capital shares redeemed payable	2,501	33,291	1,127	667	3,147	1,442	2,206
Distributions payable	—	47	—	42	1,278	—	302
Independent Trustees and Chief Compliance Officer fees payable	238	108	111	83	274	181	131
Distribution and service fees payable	8	—*	5	2	13	6	6
Shareholder servicing payable	239	436	187	56	351	69	67
Investment management fee payable	16	15	11	3	32	12	11
Accounting services fee payable	22	22	17	8	22	18	18
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	27	—	—
Unrealized depreciation on swap agreements	—	—	—	—	147	—	—
Other liabilities	20	17	26	6	32	14	13
Total Liabilities	3,044	33,936	1,484	867	12,546	1,742	5,731
Total Net Assets	$1,221,429	$1,355,707	$703,297	$250,627	$2,123,428	$865,583	$840,404
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$1,197,890	$1,356,034	$789,639	$250,904	$2,367,062	$798,515	$839,073
Undistributed (distributions in excess of) net investment income	974	—	3,177	—	(44)	2,066	1,705
Accumulated net realized gain (loss)	11,888	(327)	(17,504)	(3,268)	(27,862)	(12,285)	(24,022)
Net unrealized appreciation (depreciation)	10,677	—	(72,015)	2,991	(215,728)	77,287	23,648
Total Net Assets	$1,221,429	$1,355,707	$703,297	$250,627	$2,123,428	$865,583	$840,404
CAPITAL SHARES OUTSTANDING:							
Class A	191,609	1,349,863	182,511	44,140	271,781	112,718	166,611
Class B	488	1,113	548	216	907	109	203
Class C	1,526	5,058	2,031	643	5,691	1,862	4,736
Class Y	378	N/A	14,973	447	44,131	N/A	N/A
NET ASSET VALUE PER SHARE:							
Class A	$6.30	$1.00	$3.52	$5.51	$6.58	$7.55	$4.90
Class B	$6.29	$1.00	$3.51	$5.51	$6.58	$7.54	$4.90
Class C	$6.29	$1.00	$3.51	$5.51	$6.58	$7.54	$4.90
Class Y	$6.30	N/A	$3.52	$5.51	$6.58	N/A	N/A
+COST							
Investments in unaffiliated securities at cost	$1,201,562	$1,365,252	$767,121	$246,714	$2,292,015	$780,034	$807,512
Cash denominated in foreign currencies at cost	—	—	—	—	10	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ —	$ 3,299	$ —	$ 1,099	$ —	$ —
Foreign dividend withholding tax	—	—	(142)	—	—	—	—
Interest and amortization from unaffiliated securities	37,547	2,646	32,443	5,520	175,966	32,113	44,399
Total Investment Income	37,547	2,646	35,600	5,520	177,065	32,113	44,399
EXPENSES							
Investment management fee	5,935	5,162	4,845	1,258	12,743	4,514	4,359
Distribution and service fees:							
Class A	3,082	—	1,805	608	4,778	2,156	2,054
Class B	37	8	26	13	73	9	11
Class C	103	45	91	49	441	146	247
Shareholder servicing:							
Class A	2,413	4,399	1,858	549	3,134	663	634
Class B	27	3	21	8	42	2	3
Class C	36	6	31	14	86	26	39
Class Y	25	N/A	80	4	468	N/A	N/A
Registration fees	94	140	87	66	112	74	79
Custodian fees	23	27	30	10	31	16	16
Independent Trustees and Chief Compliance Officer fees	67	69	41	14	118	48	44
Accounting services fee	260	256	207	93	260	215	212
Professional fees	61	55	82	31	117	80	105
Other	83	157	63	28	134	47	44
Total Expenses	12,246	10,327	9,267	2,745	22,537	7,996	7,847
Less:							
Expenses in excess of limit	(160)	(7,939)	(175)	(145)	(250)	(312)	(224)
Total Net Expenses	12,086	2,388	9,092	2,600	22,287	7,684	7,623
Net Investment Income	25,461	258	26,508	2,920	154,778	24,429	36,776
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	27,614	76	(7,852)	2,061	(30,002)	(7,987)	(3,111)
Futures contracts	(5,593)	—	(1,382)	(491)	—	—	—
Forward foreign currency contracts	—	—	502	—	2,246	—	—
Foreign currency exchange transactions	—	—	(551)	—	(49)	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(27,426)	—	(73,450)	391	(226,702)	3,030	(2,742)
Futures contracts	(801)	—	—	(168)	—	—	(70)
Swap agreements	—	—	—	—	(147)	—	—
Forward foreign currency contracts	—	—	221	—	(237)	—	—
Foreign currency exchange transactions	—	—	(56)	—	6	—	—
Net Realized and Unrealized Gain (Loss)	(6,206)	76	(82,568)	1,793	(254,885)	(4,957)	(5,923)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 19,255	$ 334	$(56,060)	$4,713	$(100,107)	$19,472	$30,853

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund Year ended 9-30-15	Bond Fund Year ended 9-30-14	Cash Management Year ended 9-30-15	Cash Management Year ended 9-30-14	Global Bond Fund Year ended 9-30-15	Global Bond Fund Year ended 9-30-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 25,461	$ 33,711	$ 258	$ 259	$ 26,508	$ 32,352
Net realized gain (loss) on investments	22,021	(2,220)	76	8	(9,283)	(2,683)
Net change in unrealized appreciation (depreciation)	(28,227)	7,870	—	—	(73,285)	6,837
Net Increase (Decrease) in Net Assets Resulting from Operations	**19,255**	**39,361**	**334**	**267**	**(56,060)**	**36,506**
Distributions to Shareholders From:						
Net investment income:						
Class A	(28,041)	(35,945)	(257)	(257)	(22,697)	(30,476)
Class B	(39)	(81)	—*	—*	(48)	(97)
Class C	(140)	(233)	(1)	(2)	(216)	(361)
Class Y	(444)	(736)	N/A	N/A	(1,834)	(2,087)
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class Y	—	—	N/A	N/A	—	—
Total Distributions to Shareholders	**(28,664)**	**(36,995)**	**(258)**	**(259)**	**(24,795)**	**(33,021)**
Capital Share Transactions	**(47,950)**	**(123,766)**	**78,586**	**(22,906)**	**(68,968)**	**(627)**
Net Increase (Decrease) in Net Assets	**(57,359)**	**(121,400)**	**78,662**	**(22,898)**	**(149,823)**	**2,858**
Net Assets, Beginning of Period	1,278,788	1,400,188	1,277,045	1,299,943	853,120	850,262
Net Assets, End of Period	**$1,221,429**	**$1,278,788**	**$1,355,707**	**$1,277,045**	**$ 703,297**	**$853,120**
Undistributed net investment income	$ 974	$ 1,762	$ —	$ —	$ 3,177	$ 2,402

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Government Securities Fund		High Income Fund	
	Year ended 9-30-15	Year ended 9-30-14	Year ended 9-30-15	Year ended 9-30-14
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 2,920	$ 4,108	$ 154,778	$ 151,317
Net realized gain (loss) on investments	1,570	(2,718)	(27,805)	50,904
Net change in unrealized appreciation (depreciation)	223	2,176	(227,080)	(40,283)
Net Increase (Decrease) in Net Assets Resulting from Operations	4,713	3,566	(100,107)	161,938
Distributions to Shareholders From:				
Net investment income:				
Class A	(3,630)	(4,717)	(129,291)	(127,025)
Class B	(4)	(9)	(409)	(578)
Class C	(32)	(46)	(2,632)	(2,968)
Class Y	(44)	(50)	(21,894)	(21,618)
Net realized gains:				
Class A	—	—	(37,342)	(44,351)
Class B	—	—	(158)	(268)
Class C	—	—	(906)	(1,196)
Class Y	—	—	(6,110)	(7,153)
Total Distributions to Shareholders	(3,710)	(4,822)	(198,742)	(205,157)
Capital Share Transactions	(8,176)	(88,054)	60,890	279,604
Net Increase (Decrease) in Net Assets	(7,173)	(89,310)	(237,959)	236,385
Net Assets, Beginning of Period	257,800	347,110	2,361,387	2,125,002
Net Assets, End of Period	$250,627	$257,800	$2,123,428	$2,361,387
Undistributed (distributions in excess of) net investment income	$ —	$ —	$ (44)	$ 1

See Accompanying Notes to Financial Statements.

(In thousands)	Municipal Bond Fund		Municipal High Income Fund	
	Year ended 9-30-15	Year ended 9-30-14	Year ended 9-30-15	Year ended 9-30-14
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 24,429	$ 27,437	$ 36,776	$ 38,773
Net realized loss on investments	(7,987)	(2,671)	(3,111)	(467)
Net change in unrealized appreciation (depreciation)	3,030	36,397	(2,812)	41,375
Net Increase in Net Assets Resulting from Operations	19,472	61,163	30,853	79,681
Distributions to Shareholders From:				
Net investment income:				
Class A	(23,664)	(28,159)	(35,495)	(37,293)
Class B	(16)	(23)	(38)	(61)
Class C	(277)	(406)	(862)	(1,037)
Class Y	N/A	N/A	N/A	N/A
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	N/A	N/A	N/A	N/A
Total Distributions to Shareholders	(23,957)	(28,588)	(36,395)	(38,391)
Capital Share Transactions	5,053	(46,505)	35,448	46,960
Net Increase (Decrease) in Net Assets	568	(13,930)	29,906	88,250
Net Assets, Beginning of Period	865,015	878,945	810,498	722,248
Net Assets, End of Period	$865,583	$865,015	$840,404	$810,498
Undistributed net investment income	$ 2,066	$ 1,594	$ 1,705	$ 1,324

See Accompanying Notes to Financial Statements.

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BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2015	$6.34	$0.13	$(0.03)	$ 0.10	$(0.14)	$—	$(0.14)
Year ended 9-30-2014	6.33	0.16	0.03	0.19	(0.18)	—	(0.18)
Year ended 9-30-2013	6.67	0.15	(0.32)	(0.17)	(0.17)	—	(0.17)
Year ended 9-30-2012	6.46	0.18	0.23	0.41	(0.20)	—	(0.20)
Year ended 9-30-2011	6.42	0.17	0.06	0.23	(0.19)	—	(0.19)
Class B Shares[4]							
Year ended 9-30-2015	6.34	0.05	(0.04)	0.01	(0.06)	—	(0.06)
Year ended 9-30-2014	6.33	0.08	0.03	0.11	(0.10)	—	(0.10)
Year ended 9-30-2013	6.66	0.07	(0.31)	(0.24)	(0.09)	—	(0.09)
Year ended 9-30-2012	6.45	0.10	0.23	0.33	(0.12)	—	(0.12)
Year ended 9-30-2011	6.42	0.10	0.05	0.15	(0.12)	—	(0.12)
Class C Shares							
Year ended 9-30-2015	6.34	0.07	(0.03)	0.04	(0.09)	—	(0.09)
Year ended 9-30-2014	6.33	0.10	0.03	0.13	(0.12)	—	(0.12)
Year ended 9-30-2013	6.66	0.09	(0.31)	(0.22)	(0.11)	—	(0.11)
Year ended 9-30-2012	6.45	0.12	0.23	0.35	(0.14)	—	(0.14)
Year ended 9-30-2011	6.42	0.12	0.04	0.16	(0.13)	—	(0.13)
Class Y Shares							
Year ended 9-30-2015	6.35	0.15	(0.04)	0.11	(0.16)	—	(0.16)
Year ended 9-30-2014	6.34	0.18	0.03	0.21	(0.20)	—	(0.20)
Year ended 9-30-2013	6.67	0.17	(0.31)	(0.14)	(0.19)	—	(0.19)
Year ended 9-30-2012	6.46	0.20	0.23	0.43	(0.22)	—	(0.22)
Year ended 9-30-2011	6.42	0.19	0.05	0.24	(0.20)	—	(0.20)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2015	$6.30	1.66%	$1,206	0.95%	2.02%	0.96%	2.01%	58%
Year ended 9-30-2014	6.34	3.03	1,239	0.96	2.58	0.97	2.57	18
Year ended 9-30-2013	6.33	-2.48	1,365	0.94	2.32	0.95	2.31	28
Year ended 9-30-2012	6.67	6.24	1,584	0.96	2.74	0.97	2.73	24
Year ended 9-30-2011	6.46	3.65	1,329	0.97	2.73	0.98	2.72	61
Class B Shares[4]								
Year ended 9-30-2015	6.29	0.21	3	2.26	0.73	—	—	58
Year ended 9-30-2014	6.34	1.70	4	2.25	1.30	—	—	18
Year ended 9-30-2013	6.33	-3.70	6	2.20	1.06	—	—	28
Year ended 9-30-2012	6.66	5.12	10	2.18	1.55	—	—	24
Year ended 9-30-2011	6.45	2.34	12	2.12	1.60	—	—	61
Class C Shares								
Year ended 9-30-2015	6.29	0.56	10	1.87	1.11	—	—	58
Year ended 9-30-2014	6.34	2.08	11	1.89	1.65	—	—	18
Year ended 9-30-2013	6.33	-3.35	14	1.84	1.42	—	—	28
Year ended 9-30-2012	6.66	5.44	20	1.85	1.85	—	—	24
Year ended 9-30-2011	6.45	2.58	17	1.87	1.84	—	—	61
Class Y Shares								
Year ended 9-30-2015	6.30	1.80	2	0.67	2.41	—	—	58
Year ended 9-30-2014	6.35	3.33	25	0.67	2.87	—	—	18
Year ended 9-30-2013	6.34	-2.19	15	0.65	2.59	—	—	28
Year ended 9-30-2012	6.67	6.73	35	0.66	3.07	—	—	24
Year ended 9-30-2011	6.46	3.94	57	0.68	3.00	—	—	61

See Accompanying Notes to Financial Statements.

CASH MANAGEMENT

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2015	$1.00	$0.00*	$0.00*	$0.00*	$—*	$—	$—*
Year ended 9-30-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2013	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2012	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2011	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class B Shares[4]							
Year ended 9-30-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2013	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2012	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2011	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class C Shares[4]							
Year ended 9-30-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2013	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2012	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2011	1.00	0.00*	0.00*	0.00*	—*	—	—*

Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]
Class A Shares							
Year ended 9-30-2015	$1.00	0.02%	$1,350	0.19%	0.02%	0.80%	-0.59%
Year ended 9-30-2014	1.00	0.02	1,271	0.17	0.02	0.79	-0.60
Year ended 9-30-2013	1.00	0.02	1,290	0.25	0.02	0.82	-0.55
Year ended 9-30-2012	1.00	0.02	1,060	0.32	0.02	0.83	-0.49
Year ended 9-30-2011	1.00	0.02	1,097	0.34	0.02	0.79	-0.43
Class B Shares[4]							
Year ended 9-30-2015	1.00	0.02	1	0.19	0.02	1.79	-1.58
Year ended 9-30-2014	1.00	0.02	1	0.17	0.02	1.99	-1.80
Year ended 9-30-2013	1.00	0.02	2	0.26	0.02	1.33	-1.05
Year ended 9-30-2012	1.00	0.02	2	0.31	0.02	1.98	-1.65
Year ended 9-30-2011	1.00	0.02	4	0.34	0.02	1.81	-1.45
Class C Shares[4]							
Year ended 9-30-2015	1.00	0.02	5	0.18	0.02	1.59	-1.39
Year ended 9-30-2014	1.00	0.02	5	0.17	0.02	1.59	-1.40
Year ended 9-30-2013	1.00	0.02	8	0.24	0.02	1.63	-1.37
Year ended 9-30-2012	1.00	0.02	5	0.31	0.02	1.65	-1.32
Year ended 9-30-2011	1.00	0.02	9	0.34	0.02	1.67	-1.31

See Accompanying Notes to Financial Statements.

GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2015	$3.90	$0.13	$(0.39)	$(0.26)	$(0.12)	$ —	$(0.12)
Year ended 9-30-2014	3.88	0.15	0.02	0.17	(0.15)	—	(0.15)
Year ended 9-30-2013	4.01	0.16	(0.10)	0.06	(0.17)	(0.02)	(0.19)
Year ended 9-30-2012	3.88	0.17	0.13	0.30	(0.17)	—	(0.17)
Year ended 9-30-2011	4.05	0.16	(0.19)	(0.03)	(0.14)	—	(0.14)
Class B Shares[4]							
Year ended 9-30-2015	3.89	0.08	(0.39)	(0.31)	(0.07)	—	(0.07)
Year ended 9-30-2014	3.88	0.10	0.01	0.11	(0.10)	—	(0.10)
Year ended 9-30-2013	4.01	0.11	(0.10)	0.01	(0.12)	(0.02)	(0.14)
Year ended 9-30-2012	3.88	0.12	0.13	0.25	(0.12)	—	(0.12)
Year ended 9-30-2011	4.05	0.11	(0.18)	(0.07)	(0.10)	—	(0.10)
Class C Shares							
Year ended 9-30-2015	3.90	0.09	(0.39)	(0.30)	(0.09)	—	(0.09)
Year ended 9-30-2014	3.88	0.12	0.02	0.14	(0.12)	—	(0.12)
Year ended 9-30-2013	4.01	0.13	(0.10)	0.03	(0.13)	(0.03)	(0.16)
Year ended 9-30-2012	3.88	0.13	0.13	0.26	(0.13)	—	(0.13)
Year ended 9-30-2011	4.05	0.12	(0.18)	(0.06)	(0.11)	—	(0.11)
Class Y Shares							
Year ended 9-30-2015	3.90	0.14	(0.39)	(0.25)	(0.13)	—	(0.13)
Year ended 9-30-2014	3.88	0.16	0.03	0.19	(0.17)	—	(0.17)
Year ended 9-30-2013	4.02	0.18	(0.12)	0.06	(0.18)	(0.02)	(0.20)
Year ended 9-30-2012	3.88	0.18	0.14	0.32	(0.18)	—	(0.18)
Year ended 9-30-2011	4.06	0.17	(0.19)	(0.02)	(0.16)	—	(0.16)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2015	$3.52	-6.89%	$641	1.17%	3.36%	1.19%	3.34%	16%
Year ended 9-30-2014	3.90	4.48	787	1.17	3.79	1.19	3.77	27
Year ended 9-30-2013	3.88	1.48	796	1.19	4.04	1.21	4.02	21
Year ended 9-30-2012	4.01	7.78	794	1.21	4.23	1.23	4.21	27
Year ended 9-30-2011	3.88	-0.72	778	1.18	3.93	1.20	3.91	30
Class B Shares[4]								
Year ended 9-30-2015	3.51	-8.13	2	2.52	2.02	2.54	2.00	16
Year ended 9-30-2014	3.89	2.87	3	2.45	2.51	2.47	2.49	27
Year ended 9-30-2013	3.88	0.26	4	2.42	2.82	2.44	2.80	21
Year ended 9-30-2012	4.01	6.51	6	2.37	3.07	2.39	3.05	27
Year ended 9-30-2011	3.88	-1.77	8	2.26	2.84	2.28	2.82	30
Class C Shares								
Year ended 9-30-2015	3.51	-7.92	7	2.00	2.53	2.02	2.51	16
Year ended 9-30-2014	3.90	3.63	11	2.00	2.96	2.02	2.94	27
Year ended 9-30-2013	3.88	0.62	12	2.00	3.22	2.02	3.20	21
Year ended 9-30-2012	4.01	6.89	14	2.03	3.40	2.05	3.38	27
Year ended 9-30-2011	3.88	-1.52	16	2.02	3.10	2.04	3.08	30
Class Y Shares								
Year ended 9-30-2015	3.52	-6.56	53	0.81	3.71	0.83	3.69	16
Year ended 9-30-2014	3.90	4.88	52	0.80	4.15	0.82	4.13	27
Year ended 9-30-2013	3.88	1.86	38	0.80	4.42	0.82	4.40	21
Year ended 9-30-2012	4.02	8.22	41	0.81	4.61	0.83	4.59	27
Year ended 9-30-2011	3.88	-0.59	45	0.81	4.31	0.83	4.29	30

See Accompanying Notes to Financial Statements.

GOVERNMENT SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2015	$5.49	$0.07	$ 0.03	$ 0.10	$(0.08)	$ —	$(0.08)
Year ended 9-30-2014	5.51	0.08	(0.01)	0.07	(0.09)	—	(0.09)
Year ended 9-30-2013	5.85	0.07	(0.29)	(0.22)	(0.09)	(0.03)	(0.12)
Year ended 9-30-2012	5.89	0.10	0.03	0.13	(0.12)	(0.05)	(0.17)
Year ended 9-30-2011	5.90	0.14	0.07	0.21	(0.15)	(0.07)	(0.22)
Class B Shares[4]							
Year ended 9-30-2015	5.49	0.00*	0.04	0.04	(0.02)	—	(0.02)
Year ended 9-30-2014	5.51	0.01	0.00	0.01	(0.03)	—	(0.03)
Year ended 9-30-2013	5.85	0.01	(0.29)	(0.28)	(0.03)	(0.03)	(0.06)
Year ended 9-30-2012	5.89	0.03	0.03	0.06	(0.05)	(0.05)	(0.10)
Year ended 9-30-2011	5.90	0.08	0.07	0.15	(0.09)	(0.07)	(0.16)
Class C Shares							
Year ended 9-30-2015	5.49	0.02	0.04	0.06	(0.04)	—	(0.04)
Year ended 9-30-2014	5.51	0.03	0.00	0.03	(0.05)	—	(0.05)
Year ended 9-30-2013	5.85	0.03	(0.29)	(0.26)	(0.05)	(0.03)	(0.08)
Year ended 9-30-2012	5.89	0.05	0.03	0.08	(0.07)	(0.05)	(0.12)
Year ended 9-30-2011	5.90	0.09	0.07	0.16	(0.10)	(0.07)	(0.17)
Class Y Shares							
Year ended 9-30-2015	5.49	0.08	0.04	0.12	(0.10)	—	(0.10)
Year ended 9-30-2014	5.51	0.10	(0.01)	0.09	(0.11)	—	(0.11)
Year ended 9-30-2013	5.85	0.09	(0.29)	(0.20)	(0.11)	(0.03)	(0.14)
Year ended 9-30-2012	5.89	0.11	0.03	0.14	(0.13)	(0.05)	(0.18)
Year ended 9-30-2011	5.90	0.14	0.09	0.23	(0.17)	(0.07)	(0.24)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2015	$5.51	1.88%	$244	1.01%	1.18%	1.07%	1.12%	63%
Year ended 9-30-2014	5.49	1.35	249	1.02	1.45	1.06	1.41	3
Year ended 9-30-2013	5.51	-3.80	336	1.00	1.31	1.06	1.25	26
Year ended 9-30-2012	5.85	2.20	456	0.99	1.65	1.05	1.59	37
Year ended 9-30-2011	5.89	3.84	415	1.01	2.44	1.07	2.38	77
Class B Shares[4]								
Year ended 9-30-2015	5.51	0.68	1	2.20	-0.01	2.24	-0.05	63
Year ended 9-30-2014	5.49	0.13	2	2.23	0.24	2.27	0.20	3
Year ended 9-30-2013	5.51	-4.88	2	2.13	0.18	2.17	0.14	26
Year ended 9-30-2012	5.85	1.06	4	2.13	0.53	2.17	0.49	37
Year ended 9-30-2011	5.89	2.69	5	2.10	1.34	2.14	1.30	77
Class C Shares								
Year ended 9-30-2015	5.51	1.04	4	1.84	0.35	1.88	0.31	63
Year ended 9-30-2014	5.49	0.49	5	1.87	0.60	1.91	0.56	3
Year ended 9-30-2013	5.51	-4.56	7	1.79	0.52	1.83	0.48	26
Year ended 9-30-2012	5.85	1.37	11	1.81	0.83	1.85	0.79	37
Year ended 9-30-2011	5.89	2.97	10	1.84	1.60	1.88	1.56	77
Class Y Shares								
Year ended 9-30-2015	5.51	2.20	2	0.70	1.50	0.74	1.46	63
Year ended 9-30-2014	5.49	1.67	2	0.69	1.78	0.73	1.74	3
Year ended 9-30-2013	5.51	-3.50	2	0.69	1.63	0.73	1.59	26
Year ended 9-30-2012	5.85	2.53	19	0.68	1.97	0.72	1.93	37
Year ended 9-30-2011	5.89	4.17	28	0.69	2.67	0.73	2.63	77

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2015	$7.52	$0.48	$(0.80)	$(0.32)	$(0.48)	$(0.14)	$(0.62)
Year ended 9-30-2014	7.66	0.51	0.05	0.56	(0.51)	(0.19)	(0.70)
Year ended 9-30-2013	7.43	0.56	0.24	0.80	(0.57)	—	(0.57)
Year ended 9-30-2012	6.61	0.56	0.83	1.39	(0.57)	—	(0.57)
Year ended 9-30-2011	6.92	0.55	(0.31)	0.24	(0.55)	—	(0.55)
Class B Shares[4]							
Year ended 9-30-2015	7.52	0.40	(0.80)	(0.40)	(0.40)	(0.14)	(0.54)
Year ended 9-30-2014	7.66	0.42	0.05	0.47	(0.42)	(0.19)	(0.61)
Year ended 9-30-2013	7.43	0.48	0.23	0.71	(0.48)	—	(0.48)
Year ended 9-30-2012	6.61	0.49	0.82	1.31	(0.49)	—	(0.49)
Year ended 9-30-2011	6.92	0.47	(0.31)	0.16	(0.47)	—	(0.47)
Class C Shares							
Year ended 9-30-2015	7.52	0.43	(0.80)	(0.37)	(0.43)	(0.14)	(0.57)
Year ended 9-30-2014	7.66	0.45	0.05	0.50	(0.45)	(0.19)	(0.64)
Year ended 9-30-2013	7.43	0.50	0.24	0.74	(0.51)	—	(0.51)
Year ended 9-30-2012	6.61	0.51	0.83	1.34	(0.52)	—	(0.52)
Year ended 9-30-2011	6.92	0.49	(0.31)	0.18	(0.49)	—	(0.49)
Class Y Shares							
Year ended 9-30-2015	7.52	0.50	(0.80)	(0.30)	(0.50)	(0.14)	(0.64)
Year ended 9-30-2014	7.66	0.53	0.05	0.58	(0.53)	(0.19)	(0.72)
Year ended 9-30-2013	7.43	0.58	0.24	0.82	(0.59)	—	(0.59)
Year ended 9-30-2012	6.61	0.59	0.82	1.41	(0.59)	—	(0.59)
Year ended 9-30-2011	6.92	0.57	(0.31)	0.26	(0.57)	—	(0.57)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2015	$6.58	-4.49%	$1,789	1.00%	6.79%	1.01%	6.78%	43%
Year ended 9-30-2014	7.52	7.47	1,977	1.00	6.57	1.01	6.56	65
Year ended 9-30-2013	7.66	11.01	1,782	1.03	7.39	1.04	7.38	92
Year ended 9-30-2012	7.43	21.79	1,566	1.07	7.97	1.09	7.95	81
Year ended 9-30-2011	6.61	3.22	1,232	1.08	7.74	1.10	7.72	98
Class B Shares[4]								
Year ended 9-30-2015	6.58	-5.59	6	2.17	5.60	2.18	5.59	43
Year ended 9-30-2014	7.52	6.29	9	2.11	5.50	2.12	5.49	65
Year ended 9-30-2013	7.66	9.78	11	2.14	6.31	2.15	6.30	92
Year ended 9-30-2012	7.43	20.45	14	2.19	6.90	2.21	6.88	81
Year ended 9-30-2011	6.61	2.11	15	2.15	6.65	2.17	6.63	98
Class C Shares								
Year ended 9-30-2015	6.58	-5.24	37	1.78	6.00	1.79	5.99	43
Year ended 9-30-2014	7.52	6.65	50	1.77	5.81	1.78	5.80	65
Year ended 9-30-2013	7.66	10.15	47	1.80	6.60	1.81	6.59	92
Year ended 9-30-2012	7.43	20.83	38	1.87	7.16	1.89	7.14	81
Year ended 9-30-2011	6.61	2.38	28	1.89	6.92	1.91	6.90	98
Class Y Shares								
Year ended 9-30-2015	6.58	-4.24	291	0.73	7.05	0.74	7.04	43
Year ended 9-30-2014	7.52	7.76	325	0.73	6.83	0.74	6.82	65
Year ended 9-30-2013	7.66	11.33	285	0.75	7.66	0.76	7.65	92
Year ended 9-30-2012	7.43	22.16	214	0.77	8.27	0.79	8.25	81
Year ended 9-30-2011	6.61	3.53	127	0.77	8.04	0.79	8.02	98

See Accompanying Notes to Financial Statements.

MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2015	$7.59	$0.21	$(0.04)	$ 0.17	$(0.21)	$—	$(0.21)
Year ended 9-30-2014	7.30	0.24	0.30	0.54	(0.25)	—	(0.25)
Year ended 9-30-2013	7.74	0.24	(0.45)	(0.21)	(0.23)	—	(0.23)
Year ended 9-30-2012	7.36	0.28	0.38	0.66	(0.28)	—	(0.28)
Year ended 9-30-2011	7.42	0.30	(0.06)	0.24	(0.30)	—	(0.30)
Class B Shares[4]							
Year ended 9-30-2015	7.57	0.14	(0.03)	0.11	(0.14)	—	(0.14)
Year ended 9-30-2014	7.29	0.17	0.29	0.46	(0.18)	—	(0.18)
Year ended 9-30-2013	7.72	0.16	(0.44)	(0.28)	(0.15)	—	(0.15)
Year ended 9-30-2012	7.35	0.20	0.37	0.57	(0.20)	—	(0.20)
Year ended 9-30-2011	7.41	0.23	(0.06)	0.17	(0.23)	—	(0.23)
Class C Shares							
Year ended 9-30-2015	7.58	0.15	(0.05)	0.10	(0.14)	—	(0.14)
Year ended 9-30-2014	7.29	0.18	0.30	0.48	(0.19)	—	(0.19)
Year ended 9-30-2013	7.73	0.17	(0.44)	(0.27)	(0.17)	—	(0.17)
Year ended 9-30-2012	7.35	0.21	0.38	0.59	(0.21)	—	(0.21)
Year ended 9-30-2011	7.41	0.24	(0.07)	0.17	(0.23)	—	(0.23)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2015	$7.55	2.24%	$851	0.86%	2.80%	0.90%	2.76%	9%
Year ended 9-30-2014	7.59	7.56	849	0.87	3.25	0.90	3.22	5
Year ended 9-30-2013	7.30	-2.69	860	0.86	3.09	0.89	3.06	9
Year ended 9-30-2012	7.74	8.95	942	0.86	3.62	0.90	3.58	7
Year ended 9-30-2011	7.36	3.40	774	0.87	4.22	0.91	4.18	5
Class B Shares[4]								
Year ended 9-30-2015	7.54	1.43	1	1.80	1.85	1.82	1.83	9
Year ended 9-30-2014	7.57	6.36	1	1.84	2.29	1.87	2.26	5
Year ended 9-30-2013	7.29	-3.67	1	1.88	2.07	1.90	2.05	9
Year ended 9-30-2012	7.72	7.86	1	1.85	2.66	1.87	2.64	7
Year ended 9-30-2011	7.35	2.41	2	1.84	3.25	1.87	3.22	5
Class C Shares								
Year ended 9-30-2015	7.54	1.37	14	1.73	1.93	1.76	1.90	9
Year ended 9-30-2014	7.58	6.63	15	1.73	2.39	1.76	2.36	5
Year ended 9-30-2013	7.29	-3.50	18	1.70	2.24	1.72	2.22	9
Year ended 9-30-2012	7.73	7.99	22	1.73	2.73	1.75	2.71	7
Year ended 9-30-2011	7.35	2.50	13	1.75	3.34	1.78	3.31	5

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2015	$4.93	$0.22	$(0.04)	$ 0.18	$(0.21)	$—	$(0.21)
Year ended 9-30-2014	4.67	0.24	0.26	0.50	(0.24)	—	(0.24)
Year ended 9-30-2013	5.03	0.23	(0.36)	(0.13)	(0.23)	—	(0.23)
Year ended 9-30-2012	4.74	0.24	0.29	0.53	(0.24)	—	(0.24)
Year ended 9-30-2011	4.87	0.26	(0.12)	0.14	(0.27)	—	(0.27)
Class B Shares[4]							
Year ended 9-30-2015	4.93	0.17	(0.03)	0.14	(0.17)	—	(0.17)
Year ended 9-30-2014	4.67	0.20	0.25	0.45	(0.19)	—	(0.19)
Year ended 9-30-2013	5.03	0.18	(0.36)	(0.18)	(0.18)	—	(0.18)
Year ended 9-30-2012	4.74	0.20	0.29	0.49	(0.20)	—	(0.20)
Year ended 9-30-2011	4.87	0.22	(0.13)	0.09	(0.22)	—	(0.22)
Class C Shares							
Year ended 9-30-2015	4.93	0.17	(0.03)	0.14	(0.17)	—	(0.17)
Year ended 9-30-2014	4.67	0.20	0.26	0.46	(0.20)	—	(0.20)
Year ended 9-30-2013	5.03	0.19	(0.36)	(0.17)	(0.19)	—	(0.19)
Year ended 9-30-2012	4.74	0.20	0.29	0.49	(0.20)	—	(0.20)
Year ended 9-30-2011	4.87	0.22	(0.12)	0.10	(0.23)	—	(0.23)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2015	$4.90	3.78%	$816	0.87%	4.37%	0.90%	4.34%	7%
Year ended 9-30-2014	4.93	11.03	785	0.90	5.12	0.93	5.09	8
Year ended 9-30-2013	4.67	-2.80	693	0.89	4.57	0.91	4.55	19
Year ended 9-30-2012	5.03	11.51	791	0.89	4.95	0.92	4.92	6
Year ended 9-30-2011	4.74	3.11	639	0.89	5.65	0.92	5.62	14
Class B Shares[4]								
Year ended 9-30-2015	4.90	2.78	1	1.85	3.40	1.87	3.38	7
Year ended 9-30-2014	4.93	9.95	1	1.88	4.15	1.91	4.12	8
Year ended 9-30-2013	4.67	-3.75	2	1.88	3.58	1.90	3.56	19
Year ended 9-30-2012	5.03	10.45	2	1.84	4.03	1.87	4.00	6
Year ended 9-30-2011	4.74	2.16	2	1.83	4.72	1.86	4.69	14
Class C Shares								
Year ended 9-30-2015	4.90	2.92	23	1.71	3.53	1.73	3.51	7
Year ended 9-30-2014	4.93	10.11	24	1.73	4.29	1.76	4.26	8
Year ended 9-30-2013	4.67	-3.58	27	1.70	3.76	1.72	3.74	19
Year ended 9-30-2012	5.03	10.58	32	1.72	4.10	1.75	4.07	6
Year ended 9-30-2011	4.74	2.23	21	1.75	4.80	1.78	4.77	14

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Waddell & Reed Advisors Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund (each, a "Fund") are seven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information. The investment manager to each Fund is Waddell & Reed Investment Management Company ("WRIMCO" or the "Manager").

Each Fund (except Cash Management, Municipal Bond Fund and Municipal High Income Fund, which do not offer Class Y shares) offers Class A, Class B, Class C and Class Y shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Waddell & Reed Advisors Funds. Class C shares of Cash Management are closed to direct investment. Class C shares of Cash Management will continue to be available for dividend reinvestment and exchanges from Class C shares of another fund within Waddell & Reed Advisors Funds. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares or Class A shares of Cash Management. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, London Interbank Offered Rate ("LIBOR") rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In July 2014, the SEC issued *Final Rule Release No. 33-9616, Money Market Fund Reform; Amendments to Form PF,* which amends the rules governing money market funds. The final amendments impose different implementation dates for the changes that certain money market funds will need to make. Management is currently evaluating the implication of these amendments and their impact of the Final Rule to the Funds' financial statements and related disclosures.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Waddell & Reed Advisors Cash Management are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Short-term securities with maturities of 60 days or less held in all Funds (with the exception of Waddell & Reed Advisors Cash Management) are valued based on quotes that are obtained from an independent pricing service authorized by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2015, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Global Bond Fund and High Income Fund enter into forward foreign currency exchange contracts as an economic hedge foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Bond Fund, Global Bond Fund, Government Securities and Municipal High Income Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Swap Agreements. Certain Funds may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

High Income Fund entered into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2015.

Assets

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Global Bond Fund							
Unrealized appreciation on forward foreign currency contracts	$ 84	$—	$ 84	$ —	$—	$ —	$ 84
High Income Fund							
Unrealized appreciation on forward foreign currency contracts [1]	$2,558	$—	$2,558	$(191)	$—	$(2,205)	$162

(1)Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
High Income Fund							
Unrealized depreciation on forward foreign currency contracts [1]	$191	$—	$191	$(191)	$ —	$—	$ —
Unrealized depreciation on swap agreements	147	—	147	—	(25)	—	122
Total	$338	$—	$338	$(191)	$(25)	$—	$122

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2015:

Fund	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Global Bond Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$84		$—
High Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	159	Unrealized depreciation on forward foreign currency contracts	27
	Interest rate		—	Unrealized depreciation on swap agreements	147
Municipal High Income Fund	Interest rate		—	Unrealized depreciation on future contracts*	70

* The value presented includes the cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of September 30, 2015.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended September 30, 2015:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Bond Fund	Interest rate	$—	$—	$(5,593)	$—	$ —	$(5,593)
Global Bond Fund	Interest rate	—	—	(1,382)	—	—	(1,382)
	Foreign currency	—	—	—	—	502	502
Government Securities Fund	Interest rate	—	—	(491)	—	—	(491)
High Income Fund	Foreign currency	—	—	—	—	2,246	2,246

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended September 30, 2015:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Bond Fund	Interest rate	$—	$ —	$(801)	$—	$ —	$(801)
Global Bond Fund	Foreign currency	—	—	—	—	221	221
Government Securities Fund	Interest rate	—	—	(168)	—	—	(168)
High Income Fund	Interest rate	—	(147)	—	—	—	(147)
	Foreign currency	—	—	—	—	(237)	(237)
Municipal High Income Fund	Interest rate	—	—	(70)	—	—	(70)

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended September 30, 2015, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Bond Fund	$ —	$ —	$21,594	$ —	$—	$—
Global Bond Fund	9	8,548	—	—	—	—
Government Securities Fund	—	—	3,425	—	—	—
High Income Fund	130	—	—	1,665	—	—
Municipal High Income Fund	—	—	1,295	—	—	—

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	Over $1,500M
Bond Fund	0.525%	0.500%	0.450%	0.400%
Cash Management	0.400	0.400	0.400	0.400
Global Bond Fund	0.625	0.600	0.550	0.500
Government Securities Fund	0.500	0.450	0.400	0.350
High Income Fund	0.625	0.600	0.550	0.500
Municipal Bond Fund	0.525	0.500	0.450	0.400
Municipal High Income Fund	0.525	0.500	0.450	0.400

Effective October 1, 2006, under terms of a settlement agreement, the management fee is payable at the following annual rates for those Funds included in the settlement agreement until September 30, 2016:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	Over $1,500M
Bond Fund[1]	0.485%	0.500%	0.450%	0.400%
Global Bond Fund	0.590	0.600	0.550	0.500
Government Securities Fund	0.460	0.450	0.400	0.350
High Income Fund	0.575	0.600	0.550	0.500
Municipal Bond Fund	0.485	0.500	0.450	0.400
Municipal High Income Fund	0.485	0.500	0.450	0.400

(1) Effective October 8, 2007, upon completion of the merger of Limited-Term Bond Fund into Bond Fund, the management fee for Bond Fund is as follows: 0.475% of net assets up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion.

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

Accounting Services Fees. The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund (except Cash Management) pays a monthly fee of $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Cash Management pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Government Securities Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the rate of the costs charged by the financial services companies exceeds $12.00 per account for a Fund or an annual fee of 0.14 of 1% that is based on average daily net assets, WISC will reimburse the Fund the amount in excess of such amounts.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund, other than Cash Management, may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the year ended September 30, 2015, W&R received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC Class A	CDSC Class B	CDSC Class C	Commissions Paid[1]
Bond Fund	$ 541	$ 3	$3	$ 1	$ 365
Cash Management	—	2,494	1	—*	109,562
Global Bond Fund	248	—*	2	1	176
Government Securities Fund	92	1	1	—*	67
High Income Fund	1,445	4	3	12	1,016
Municipal Bond Fund	350	1	1	5	273
Municipal High Income Fund	697	12	1	7	637

Not shown due to rounding.

(1) W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. During the year ended September 30, 2015, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Global Bond Fund	$175
Government Securities Fund	101
High Income Fund	250
Municipal Bond Fund	200
Municipal High Income Fund	200

For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. During the year ended September 30, 2015, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

Bond Fund	$160
Government Securities Fund	44
Municipal Bond Fund	112
Municipal High Income Fund	24

WRIMCO has voluntarily agreed to reimburse sufficient expenses of any class of Cash Management to maintain a minimum annualized yield of 0.02%. This reimbursement serves to reduce shareholder servicing and/or distribution and service fees. For the year ended September 30, 2015, the following expenses were reimbursed:

Cash Management, Class A	$7,862
Cash Management, Class B	13
Cash Management, Class C	64

Any amounts due to the funds as a reimbursement but not paid as of September 30, 2015 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Ivy Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios); referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended September 30, 2015.

7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended September 30, 2015, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Bond Fund	$206,819	$483,470	$166,531	$602,973
Cash Management	—	—	—	—
Global Bond Fund	—	118,304	36,060	211,535
Government Securities Fund	148,320	—	158,455	—
High Income Fund	—	954,638	—	918,459
Municipal Bond Fund	—	80,318	—	69,051
Municipal High Income Fund	—	91,120	—	56,058

8. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Bond Fund				Cash Management			
	Year ended 9-30-15		Year ended 9-30-14		Year ended 9-30-15		Year ended 9-30-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	39,313	$ 250,039	42,642	$ 271,479	5,716,676	$ 5,716,713	5,763,103	$ 5,763,103
Class B	21	133	38	239	1,186	1,186	802	802
Class C	266	1,694	244	1,551	4,159	4,159	4,289	4,289
Class Y	452	2,895	1,965	12,468	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	4,345	27,573	5,550	35,289	268	268	267	267
Class B	6	38	13	81	—*	—	—*	—*
Class C	22	138	36	228	1	1	1	1
Class Y	69	441	115	733	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(47,312)	(300,600)	(68,303)	(434,504)	(5,638,837)	(5,638,874)	(5,782,093)	(5,782,093)
Class B	(228)	(1,454)	(369)	(2,344)	(803)	(803)	(1,641)	(1,641)
Class C	(456)	(2,892)	(846)	(5,375)	(4,064)	(4,064)	(7,634)	(7,634)
Class Y	(4,089)	(25,955)	(567)	(3,611)	N/A	N/A	N/A	N/A
Net increase (decrease)	(7,591)	$ (47,950)	(19,482)	$(123,766)	78,586	$ 78,586	(22,906)	$ (22,906)

	Global Bond Fund				Government Securities Fund			
	Year ended 9-30-15		Year ended 9-30-14		Year ended 9-30-15		Year ended 9-30-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	31,538	$ 117,695	44,880	$ 175,654	13,208	$ 72,910	10,038	$ 55,197
Class B	26	97	98	385	24	134	9	48
Class C	344	1,296	601	2,353	198	1,099	242	1,333
Class Y	3,024	11,262	4,581	17,892	74	410	69	379
Shares issued in reinvestment of distributions to shareholders:								
Class A	5,968	22,274	7,655	29,892	640	3,530	818	4,498
Class B	13	48	25	97	1	4	2	9
Class C	55	205	89	346	6	33	8	44
Class Y	491	1,830	533	2,082	8	42	9	50
Shares redeemed:								
Class A	(56,907)	(211,312)	(55,577)	(217,303)	(14,951)	(82,513)	(26,507)	(145,731)
Class B	(305)	(1,132)	(411)	(1,607)	(84)	(463)	(133)	(730)
Class C	(1,148)	(4,259)	(1,129)	(4,418)	(521)	(2,874)	(506)	(2,783)
Class Y	(1,882)	(6,972)	(1,532)	(6,000)	(88)	(488)	(67)	(368)
Net decrease	(18,783)	$ (68,968)	(187)	$ (627)	(1,485)	$ (8,176)	(16,018)	$ (88,054)

* Not shown due to rounding.

	High Income Fund				Municipal Bond Fund			
	Year ended 9-30-15		Year ended 9-30-14		Year ended 9-30-15		Year ended 9-30-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	46,299	$ 329,807	60,219	$ 463,252	17,978	$ 136,478	16,404	$ 121,800
Class B	53	373	134	1,028	5	35	2	13
Class C	927	6,625	2,255	17,344	376	2,852	295	2,192
Class Y	5,416	38,654	9,660	74,357	N/A	—	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	22,280	157,975	21,117	161,837	2,844	21,533	3,444	25,443
Class B	78	556	108	831	2	16	3	23
Class C	463	3,284	505	3,867	35	268	53	393
Class Y	3,938	27,923	3,742	28,684	N/A	—	N/A	N/A
Shares redeemed:								
Class A	(59,728)	(425,087)	(51,079)	(392,935)	(20,027)	(151,883)	(25,700)	(189,653)
Class B	(410)	(2,924)	(531)	(4,080)	(17)	(131)	(33)	(242)
Class C	(2,324)	(16,562)	(2,287)	(17,597)	(543)	(4,115)	(878)	(6,474)
Class Y	(8,428)	(59,734)	(7,431)	(56,984)	N/A	—	N/A	N/A
Net increase (decrease)	8,564	$ 60,890	36,412	$ 279,604	653	$ 5,053	(6,410)	$ (46,505)

	Municipal High Income Fund			
	Year ended 9-30-15		Year ended 9-30-14	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	31,444	$ 155,595	33,335	$ 158,108
Class B	4	20	6	29
Class C	1,339	6,605	810	3,860
Class Y	N/A	—	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	5,858	28,921	6,351	30,360
Class B	7	36	12	58
Class C	159	783	195	929
Class Y	N/A	—	N/A	N/A
Shares redeemed:				
Class A	(29,950)	(147,716)	(29,020)	(137,191)
Class B	(71)	(350)	(107)	(512)
Class C	(1,714)	(8,446)	(1,839)	(8,681)
Class Y	N/A	—	N/A	N/A
Net increase	7,076	$ 35,448	9,743	$ 46,960

9. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. At September 30, 2015, High Income Fund had outstanding bridge loan commitments of $21,372,000. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations.

10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2015 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Bond Fund	$1,201,697	$30,551	$ 20,009	$ 10,542
Cash Management	1,365,252	—	—	—
Global Bond Fund	767,124	12,457	84,410	(71,953)
Government Securities Fund	246,713	3,889	897	2,992
High Income Fund	2,292,698	13,776	230,168	(216,392)
Municipal Bond Fund	779,175	81,324	3,178	78,146
Municipal High Income Fund	805,828	63,780	38,378	25,402

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended September 30, 2015 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Bond Fund	$ 28,664	$1,211	$ —	$12,023	$—	$ —	$—
Cash Management	257	95	—	—	—	—	—
Global Bond Fund	24,794	3,288	—	—	—	10,595	—
Government Securities Fund	3,730	125	—	—	—	—	—
High Income Fund	167,879	1,361	30,342	—	—	27,049	—
Municipal Bond Fund	23,957	1,386	—	—	—	8,170	—
Municipal High Income Fund	36,307	432	—	—	—	3,184	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2015 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was September 30, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended September 30, 2015:

Fund	Pre-Enactment				Post-Enactment	
	2016	2017	2018	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Bond Fund	$—	$ —	$ —	$ —	$ —	$ —
Cash Management	—	—	111	215	—	—
Global Bond Fund	—	—	—	—	688	6,135
Government Securities Fund	—	—	—	—	3,042	226
High Income Fund	—	—	—	—	—	—
Municipal Bond Fund	—	—	53	56	—	4,006
Municipal High Income Fund	—	504	16,061	—	1,047	3,276

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At September 30, 2015, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital	Unrealized Appreciation (Depreciation)
Bond Fund	$2,415	$(2,415)	$ —	$—
Cash Management	—	—	—	—
Global Bond Fund	(939)	939	—	—
Government Securities Fund	790	(790)	—	—
High Income Fund	(597)	599	(1)	(1)
Municipal Bond Fund	—	1,919	(1,919)	—
Municipal High Income Fund	—	420	(420)	—

11. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and-desist order ("SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest ("Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

To the Shareholders and Board of Trustees of Waddell & Reed Advisors Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund, and Waddell & Reed Advisors Municipal High Income Fund (the "Funds"), seven of the series constituting Waddell & Reed Advisors Funds, as of September 30, 2015, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2015, by correspondence with the custodian, agent banks, and brokers; when replies were not received from brokers and agent banks, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of September 30, 2015, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
November 20, 2015

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended September 30, 2015:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Bond Fund	$ —	$ —
Cash Management	—	—
Global Bond Fund	622,882	2,365,932
Government Securities Fund	—	—
High Income Fund	—	—
Municipal Bond Fund	—	—
Municipal High Income Fund	—	—

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Bond Fund	$ —
Cash Management	—
Global Bond Fund	—
Government Securities Fund	—
High Income Fund	30,341,802
Municipal Bond Fund	—
Municipal High Income Fund	—

Municipal Bond Fund and Municipal High Income Fund designated $23,891,124 and $36,130,518, respectively, of dividends paid from net ordinary income as tax-exempt income for the tax period ended September 30, 2015.

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Each of the individuals listed below serves as a trustee for the Trust (20 portfolios), Ivy Funds Variable Insurance Portfolios (29 portfolios) and Waddell & Reed InvestEd Portfolios (3 portfolios) (collectively, the" Advisors Fund Complex"). The Advisors Fund Complex, together with the Ivy Funds (36 portfolios) and Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"), comprises the Waddell & Reed/Ivy Fund Complex ("Fund Complex"). Jarold Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the Ivy Funds and IVH.

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act ("Disinterested Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Fund's Board and of the board of trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2008	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), and Boettcher Aerial, Inc. (Aerial Ag Applicator) (1982 to present).	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007 to 2011); Member, Kansas State University Foundation (2009 to present); Director, Kansas Bioscience Authority (2009 to present); Committee Member, Kansas Foundation for Medical Care (2001 to 2011); Trustee, Ivy Funds (36 portfolios overseen); Trustee, IVH (1 portfolio) overseen.
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2008	Professor of Law, Washburn University School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc.; Director, U.S. Alliance Corporation (2009 to present).
John A. Dillingham* 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	2008	President and Trustee, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises.	Former Advisory Director, UMB Northland Board (financial services) (1995 to 2012); Trustee, Liberty Memorial Association (WWI National Museum) (1998 to 2013); Trustee, Harry S. Truman Library Institute (education) (2007 to present); Former Chairman (2005 to 2013) and current Trustee, Freedoms Frontier National Heritage Area (education); Founding Member and Trustee; CGSC Foundation (government) (2004 to 2012); Founding Chair and current Chairman, Kansas City Municipal Assistance Corporation (bond issuance) (1980 to present); Director and past Chairman, Metropolitan Comm. College Foundation, (1980 to 2014).
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	2008 2015	Dean of the College of Law, Vice President and Professor, University of Oklahoma (2010 to present); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present).	Director and Shareholder, Valliance Bank, N.A. (2007 to present); Director, Foundation HealthCare (2008 to present); Trustee, The Mewbourne Family Support Organization (non-profit) (2006 to present); Independent Director, LSQ Manager, Inc. (real estate) (2007 to present); Director, OK Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, Ivy Funds (36 portfolios overseen); Trustee IVH (1 portfolio) overseen.

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Trustee	2008	Business Consultant (1998 to present); Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present).	Finance Committee Member, Ascension Health (non-profit health system); (2007 to 2014).
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place, Suite 900 Kansas City, MO 64112 1953	Trustee	2008	Shareholder/Director, Polsinelli PC, (law firm) (1980 to present).	Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009).
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	2008	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Chancellor Emeritus, University of Missouri at Kansas City (1999 to present).	Trustee, Ivy Funds (36 portfolios overseen); Trustee, IVH (1 portfolio) overseen.

**From September 22, 2011 to April 23, 2012, Mr. Dillingham was an Interested Trustee, because during that time period he was a trustee and beneficiary of a trust that owned shares of WDR.*

Interested Trustees

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company ("WRIMCO"), the Fund's principal underwriter, Waddell & Reed, Inc. ("Waddell & Reed"), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of their personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Fund and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	2008 2008	Chairman of WDR (2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); President and Trustee of each of the funds in the Fund Complex.	Director of WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc. and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City (2007 to present); Trustee, Ivy Funds (36 portfolios overseen); and Trustee IVH (1 portfolio) overseen.
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953	Trustee	2008	President of WDR (2010 to present); formerly Chief Investment Officer (CIO) of WDR (2005 to 2011); Executive Vice President of WRIMCO (2005 to present); Executive Vice President of IICO (2007 to present); portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present).	Director of WRIMCO and IICO.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, Address And Year of Birth	Position(s) Held with the Fund and Fund Complex	Officer of Trust Since	Principal Occupation During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Vice President Secretary	2008 2008	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President Treasurer Principal Financial Officer Principal Accounting Officer	2008 2008 2008 2008	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present).
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present).
Wendy J. Hills 6300 Lamar Avenue Overland Park, KS 66202 1970	Vice President General Counsel Assistant Secretary	2014 2014 2014	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2014 to present).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.

At its meeting on August 11 and 12, 2015, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Trust with respect to each of Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund. The Disinterested Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Trustees also received and considered a memorandum from their independent legal counsel regarding the Disinterested Trustees' responsibilities in evaluating the Management Agreement for each Fund. This memorandum explained the regulatory requirements pertaining to the Disinterested Trustees' evaluation of the Management Agreement. In addition, the Disinterested Trustees engaged a fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request letter for information to be provided to the Trustees in connection with their consideration of the continuance of the Management Agreement with respect to each Fund. WRIMCO provided materials to the Trustees that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement ("Initial Response"). Thereafter, independent legal counsel sent to WRIMCO a supplemental request letter for certain additional information, and WRIMCO provided additional information in response to this request letter. The Trustees also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to each Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Trustees received a written evaluation from the fee consultant. At their meeting, the Trustees received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Fund. In connection with its deliberations, the Trustees also considered the broad range of information relevant to the Trustees' consideration of the continuance of the Management Agreement with respect to each Fund that is provided by W&R to the Trustees (including its various standing committees) at meetings throughout the year.

Nature, Extent and Quality of Services Provided to the Funds

The Trustees considered the nature, extent and quality of the services provided to each Fund pursuant to the Management Agreement.

The Trustees considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Trustees also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for each Fund and, as applicable, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by each Fund and the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Trustees considered the information provided by WRIMCO regarding its compliance program and compliance matters, if any, over the past year. The Trustees also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Trustees considered each Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. The Trustees factored into its evaluation of each Fund's performance the limitations inherent in the methodology for constructing a peer group and determining which investment companies should be included in a peer group. Each Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable. In this regard, the Trustees noted that performance, especially short-term performance, is only one of factors that it deems relevant to its consideration of the continuance of the Management Agreement and that, after considering all relevant factors, it may be appropriate to approve the continuance of the Management Agreement with respect to a Fund notwithstanding the Fund's performance.

The Trustees considered the management fees and total expenses of each Fund and also considered each Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Trustees' review also included consideration of each Fund's management fees at various asset levels in relation to the management fees at those asset levels of funds within a peer group of comparable mutual funds selected by and as shown in the reports from Lipper ("Lipper Group"). They also considered each Fund's non-management fees in relation to the non-management fees of its Peer Group, the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios. In addition, the Trustees considered, for each Fund, the management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Similar Funds"). The Trustees also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund (each of such accounts, an "Other Account").

Additional Considerations with Respect to Each Fund

Waddell & Reed Advisors Bond Fund

The Trustees considered that Waddell & Reed Advisors Bond Fund's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial

Response explaining that, among other factors, the Fund's investments in higher credit quality bonds, duration management and overweighting in corporate bonds had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 11, 2015, provided by WRIMCO in its Initial Response. In addition, the Trustees considered the recent and anticipated changes to the Fund's portfolio management team.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for certain asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Cash Management

The Trustees considered that Waddell & Reed Advisors Cash Management's total return performance was higher than the Performance Universe median for the one-, three-, five-, seven-, and ten-year periods, was equal to the Lipper index for the five- and ten-year periods, and was higher than the Lipper index for the one-, three-, and seven-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group medians. They considered that the Fund's non-management fee expenses were lower than the Peer Group median on an unadjusted basis and when adjusted for the Fund's smaller average account size. They also considered that the Fund's effective management fees at various asset levels were higher than the medians for its Lipper Group, except for one asset level at which the Fund's effective management fee was equal to the median for its Lipper Group. The Trustees also considered the expenses incurred by WRIMCO to maintain the yield of the Fund at a minimum of at least two basis points.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Global Bond Fund

The Trustees considered that Waddell & Reed Advisors Global Bond Fund's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, five-, and seven-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's short duration and overweighting in corporate credit had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 11, 2015, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were higher than, and at other asset levels were lower than, the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Funds' advisory fee was higher for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Government Securities Fund

The Trustees considered that Waddell & Reed Advisors Government Securities Fund's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, duration management had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 11, 2015, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that there were no Similar Funds or Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund.

Waddell & Reed Advisors High Income Fund

The Trustees considered that Waddell & Reed Advisors High Income Fund's total return performance was higher than the Performance Universe median and the Lipper index for the three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and the Fund's overall expense ratio was equal to the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Municipal Bond Fund

The Trustees considered that Waddell & Reed Advisors Municipal Bond Fund's total return performance was lower than the Performance Universe median for the one-, three-, and five-year periods, was higher than the Performance Universe median for the seven- and ten-year periods, and was lower than the Lipper index for the one-, three-, five- and seven-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's duration management, cash position, and exposure to Puerto Rican bonds had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 11, 2015, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group medians. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were equal to the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than the medians for its Lipper Group, except for two asset levels at which the Fund's effective management fees were higher than the medians for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Fund's advisory fee was higher for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Municipal High Income Fund

The Trustees considered that Waddell & Reed Advisors Municipal High Income Fund's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, and five-year periods and was higher than the Performance Universe median and the Lipper index for the seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's limited investment in the lowest credit quality bonds, underweighting in tobacco bonds and shorter duration had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 11, 2015, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Fund's advisory fee was higher for one asset level, and that the Other Account had an advisory fee that was lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund and Other Account to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Account were consistent with the additional management and other services provided by WRIMCO to the Fund.

Profitability and Economies of Scale

The Trustees also considered that the management fee structure of each Fund (other than Waddell & Reed Advisors Cash Management) includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Trustees also considered the management fee rate reductions that became effective October 1, 2006, and remain in effect for Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for each of these Funds on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to each Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Trustees considered specific data as to WRIMCO's profit, if any, with respect to the Fund for a recent period. The Trustees also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement as to a Fund, the Trustees considered the best interests of the Fund, the reasonableness of the management fee paid to WRIMCO under the Management Agreement, and the overall fairness of the Management Agreement. The Trustees considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Fund, without any one factor being dispositive:

• the performance of the Fund compared with the performance of its Performance Universe and with relevant indices;

• the Fund's investment management fees and total expenses compared with the management fees and total expenses of its Peer Group;

• the existence or appropriateness of breakpoints in the Fund's management fees;

• the Fund's investment management fees compared with the management fees of Similar Funds or Other Accounts managed by WRIMCO (or its affiliate), as applicable;

• the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;

• the other benefits that accrue to WRIMCO as a result of its relationship with the Fund; and

• the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the fee consultant, the Board determined that each Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Fund. In reaching these determinations as to each Fund, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; except as described above, the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the management fee for the Fund (other than Waddell & Reed Advisors Cash Management), the services provided by WRIMCO, the costs of the services provided, and the profits realized, if any, and other benefits likely to be derived by WRIMCO from its relationship with the Fund. In the case of certain Funds that underperformed their respective Performance Universe medians and Lipper indices for certain periods of time, based on the assessment and information WRIMCO provided, including as to relevant market conditions and/or remedial actions that WRIMCO had taken or planned to take, such response was satisfactory to the Board.

Waddell & Reed, Inc., the Waddell & Reed Advisors Funds, the Ivy Funds Variable Insurance Portfolios and the InvestEd Portfolios ("Waddell & Reed") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Waddell & Reed, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Waddell & Reed, Inc. has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Waddell & Reed, Inc. and your financial advisor leaves Waddell & Reed to join a firm that has likewise entered the Protocol, Waddell & Reed may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

PROXY VOTING INFORMATION
Waddell & Reed Advisors Funds

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Waddell & Reed Advisors Funds

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Waddell & Reed Advisors Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Waddell & Reed Advisors Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial adviser or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus, or summary prospectus, carefully before investing.